      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 2000
                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             THE MEDICINES COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             2834                            04-3324394
    (STATE OF INCORPORATION)         (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
                                         CLASSIFICATION CODE)              IDENTIFICATION NUMBER)

                              ONE CAMBRIDGE CENTER
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 225-9099
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               CLIVE A. MEANWELL
                            CHIEF EXECUTIVE OFFICER
                             THE MEDICINES COMPANY
                              ONE CAMBRIDGE CENTER
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 225-9099
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OR AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

              STEVEN D. SINGER, ESQ.                            GERALD S. TANENBAUM, ESQ.
              STUART M. FALBER, ESQ.                              MICHAEL E. WEISS, ESQ.
                HALE AND DORR LLP                                CAHILL GORDON & REINDEL
                 60 STATE STREET                                      80 PINE STREET
           BOSTON, MASSACHUSETTS 02109                        NEW YORK, NEW YORK 10005-1702
                  (617) 526-6000                                      (212) 701-3000

                            ------------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
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If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

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                                                                 PROPOSED
               TITLE OF EACH CLASS OF                        MAXIMUM AGGREGATE                   AMOUNT OF
             SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)              REGISTRATION FEE(1)
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Common Stock, par value $0.001 per share.............           $75,000,000                       $19,800
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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).
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THE REGISTRATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
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       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             Subject to Completion
PROSPECTUS

                               Dated May 19, 2000

                           Shares

The Medicines Company LOGO

Common Stock

The Medicines Company is selling all of the shares of common stock in this offering. This is our initial public offering. We estimate that the initial
public offering price will be between $          and $          .

We have applied to have our common stock listed on the Nasdaq National Market under the symbol "MDCO".

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                          PRICE TO        UNDERWRITING         PROCEEDS TO
                                                           PUBLIC           DISCOUNT      THE MEDICINES COMPANY
---------------------------------------------------------------------------------------------------------------
Per Share                                                $                 $                $
---------------------------------------------------------------------------------------------------------------
Total                                                    $                 $                $
---------------------------------------------------------------------------------------------------------------

We will grant the underwriters the right to purchase up to an additional shares of common stock to cover over-allotments.

J.P. MORGAN & CO.                                             ROBERTSON STEPHENS

                               CIBC WORLD MARKETS

           , 2000

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or of any sale of our common stock.

                               TABLE OF CONTENTS

                                              PAGE
Prospectus Summary..........................    1
Risk Factors................................    5
Special Note Regarding Forward-Looking
  Statements................................   13
Use of Proceeds.............................   14
Dividend Policy.............................   14
Capitalization..............................   15
Dilution....................................   16
Selected Consolidated Financial Data........   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   18
Business....................................   21

                                              PAGE
Management..................................   38
Transactions With Executive Officers,
  Directors and Five Percent Stockholders...   47
Principal Stockholders......................   51
Description of Capital Stock................   53
Shares Eligible for Future Sale.............   56
Underwriting................................   57
Legal Matters...............................   58
Experts.....................................   58
Where You Can Find More Information.........   59
Index to Financial Statements...............  F-1

                            ------------------------

Until             , 2000, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully.

                             THE MEDICINES COMPANY

We acquire, develop and commercialize biopharmaceutical products in late stages of development. In May 2000, we received an approvable letter from the U.S. Food and Drug Administration, or FDA, for our first product, Angiomax, for use in the treatment of patients with unstable angina undergoing coronary balloon angioplasty. Coronary angioplasty is a procedure used to restore normal blood flow in an obstructed artery in the heart. If approved by the FDA, we plan to begin selling Angiomax in the United States within the next 12 months for use in angioplasty.

We are also developing Angiomax for additional potential applications for use in the treatment of ischemic heart disease. To date, Angiomax has been administered to over 7,400 patients in clinical trials for the treatment and prevention of blood clots in a wide range of hospital applications. We believe that Angiomax will become the leading replacement for heparin in hospital care. In the United States, heparin is the most widely-used acute anticoagulant and is used to treat approximately five million hospitalized patients per year.

Under the terms of the Angiomax approvable letter, before the FDA will approve our new drug application, or NDA, for Angiomax, the manufacturing facilities for Angiomax must pass an FDA inspection and we must comply with other conditions. These conditions include adopting FDA-recommended modifications to the proposed labeling for Angiomax, making changes in documents describing our manufacturing and packaging and recruiting and treating up to 10 additional patients in an ongoing study in which 26 patients with reduced kidney function have been enrolled to date.

ANGIOMAX

Angiomax directly blocks or inhibits the actions of thrombin, a key component in the formation and growth of blood clots. By blocking thrombin directly, rather than indirectly like heparin, Angiomax inhibits thrombin both in the clot and in the blood. Angiomax's inhibition of thrombin is reversible, which means that its thrombin blocking wears off over time, allowing thrombin to again work in the clotting process. This reversibility is associated with a reduced risk of bleeding.

In the clinical trials in angioplasty, Angiomax has:

- reduced the frequency of life-threatening coronary events including heart attack and the need for emergency coronary procedures;

- reduced the likelihood of major bleeding and the need for blood transfusion;
  and

- demonstrated a predictable anticoagulant response to a specific Angiomax dose, which enables simplified dosing.

Our development programs are designed to expand the applications of Angiomax for the treatment of ischemic heart disease. Ischemia is a condition which occurs when organs receive an inadequate supply of oxygen as a result of decreased blood flow. We have:

- a 17,000 patient Phase 3 trial underway studying the use of Angiomax for the treatment of patients who have suffered a heart attack;

- a Phase 3 trial program in progress to study the use of Angiomax for the treatment of patients undergoing angioplasty who experience reduced platelet count and clotting due to an immunological reaction to heparin; and

- plans to commence a Phase 3 trial program to evaluate the use of Angiomax in patients with unstable angina, a coronary condition in which patients experience the new onset of severe chest pain, increasingly frequent chest pain or chest pain that occurs while they are at rest.

STRATEGY

Our strategy is to build a commercial biopharmaceutical operation by acquiring, developing and commercializing late-stage product candidates. We will actively manage the development and commercialization of these product candidates. We expect our first product, Angiomax, if approved by the FDA, to become the cornerstone product of a critical care franchise that we plan to build. We are also focused on specialty anti-infectives and are developing a second product candidate, CTV-05, a proprietary biotherapeutic agent with a potentially broad range of applications in gynecological and reproductive infections. We intend to market our products in the United States by contracting with external organizations and by using an internal sales force, or by collaborating with other biopharmaceutical companies.

Our principal objectives include:

- launching Angiomax for use in patients with unstable angina undergoing angioplasty;

- developing and commercializing Angiomax as the leading replacement for heparin in ischemic heart disease;

- acquiring products with (1) existing clinical data which provides reasonable evidence of safety and efficacy, (2) an anticipated time to market of four years or less and (3) potential cost savings to payors or improved efficiency of patient care; and

- leveraging our resources through our relationships with contract development, manufacturing and sales companies.

CORPORATE INFORMATION

The Medicines Company was incorporated in Delaware in July 1996. Our corporate website is located at www.themedicinescompany.com. We do not intend for information found on our website to be part of this prospectus. We own or have rights to various trademarks and trade names used in our business, including The Medicines Company name and logo and Angiomax(TM).

Our executive offices are located at One Cambridge Center, Cambridge, Massachusetts 02142, and our telephone number is (617) 225-9099.

                                  THE OFFERING

The following information reflects 1,186,599 shares of common stock outstanding as of May 17, 2000 and the conversion of all our outstanding convertible preferred stock and accrued dividends as of May 17, 2000 into 30,190,120 shares of common stock upon the closing of this offering. The number of outstanding shares of common stock does not include:

- 2,417,591 shares of common stock issuable upon the exercise of stock options outstanding as of May 17, 2000 at a weighted average exercise price of $1.82 per share;

- 4,478,883 shares of common stock issuable upon the exercise of common stock purchase warrants outstanding as of May 17, 2000 at an exercise price of $4.32 per share; and

- an additional 4,088,163 shares of common stock that we could issue under our stock plans.

Unless otherwise indicated, information in this prospectus gives effect to the following:

- no exercise of the underwriters' over-allotment option; and

- an assumed initial public offering price of $     per share.

COMMON STOCK OFFERED.....................          shares

COMMON STOCK TO BE OUTSTANDING AFTER THIS
OFFERING.................................          shares

USE OF PROCEEDS..........................We expect to use the net proceeds to:

                                         - fund the commercial launch of
                                           Angiomax for use in patients with
                                           unstable angina undergoing
                                           angioplasty and product development
                                           activities, including additional
                                           clinical trials of Angiomax;

                                         - fund working capital, capital
                                           expenditures and other general
                                           corporate purposes; and

                                         - fund the acquisition of additional
                                           products.

                                         Please read "Use of Proceeds".

PROPOSED NASDAQ NATIONAL MARKET SYMBOL..."MDCO"

                      SUMMARY CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with our summary consolidated financial data. We have prepared this information using our audited consolidated financial statements for the period July 31, 1996 (date of inception) to December 31, 1996 and for the years ended December 31, 1997, 1998 and 1999 and our unaudited consolidated financial statements for the three months ended March 31, 1999 and 2000. The pro forma net loss per share data and the pro forma balance sheet data reflect the conversion of the outstanding principal amount and accrued interest on convertible notes outstanding as of March 31, 2000 in the aggregate amount of $19.7 million into an aggregate of 4,549,433 shares of series IV convertible preferred stock and the conversion of all our outstanding convertible preferred stock and accrued dividends as of March 31, 2000 into an aggregate of 24,033,926 shares of common stock upon the closing of this offering. The pro forma as adjusted consolidated balance sheet data reflect these transactions and also
reflect the sale of           shares of common stock in this offering at an
assumed initial public offering price of $ per share after deducting underwriting discounts and estimated offering expenses. The pro forma net loss per share data and the pro forma balance sheet data does not include the conversion of 1,411,000 shares of series IV convertible preferred stock sold on May 17, 2000 or the effect of any options or warrants outstanding as of such date. The following data should be read in conjunction with our consolidated financial statements, including the accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                   ----------------------------------------------------------------------------
                                                       PERIOD FROM
                                                         INCEPTION
                                                   (JULY 31, 1996)                                           THREE MONTHS ENDED
                                                           THROUGH              YEAR ENDED DECEMBER 31,               MARCH 31,
                                                      DECEMBER 31,   ----------------------------------   ---------------------
                                                              1996        1997        1998         1999      1999          2000
                                                   ---------------   ---------   ---------   ----------   -------   -----------
In thousands, except share and per share data
STATEMENTS OF OPERATIONS DATA
Operating expenses
  Research and development.......................       $  827        $ 16,044    $ 24,005     $ 30,345   $ 7,207      $ 10,539
  General and administrative.....................          701           2,421       6,248        5,008     1,276         1,151
                                                    ----------         -------     -------      -------   -------       -------
    Total operating expenses.....................        1,528          18,465      30,253       35,353     8,483        11,690
                                                    ----------         -------     -------      -------   -------       -------
Loss from operations.............................       (1,528)        (18,465)    (30,253)     (35,353)   (8,483)      (11,690)
Interest income (expense), net...................           62             659       1,302          640       346          (403)
                                                    ----------         -------     -------      -------   -------       -------
Net loss.........................................       (1,466)        (17,806)    (28,951)     (34,713)   (8,137)      (12,093)
Dividends and accretion to redemption value of
  redeemable convertible preferred stock.........         (118)         (2,018)     (3,959)      (5,893)   (1,436)       (1,530)
                                                    ----------         -------     -------      -------   -------       -------
Net loss attributable to common stockholders.....      $(1,584)       $(19,824)   $(32,910)    $(40,606)  $(9,573)     $(13,623)
                                                    ----------         -------     -------      -------   -------       -------
                                                    ----------         -------     -------      -------   -------       -------
Net loss attributable to common stockholders per
  common share, basic and diluted................      $ (2.16)       $  (2.96)   $  (4.40)    $ (58.46)  $(15.40)     $ (15.75)
                                                    ----------         -------     -------      -------   -------       -------
                                                    ----------         -------     -------      -------   -------       -------
Shares used in computing net loss attributable to
  common stockholders per common share, basic and
  diluted........................................      763,258       6,694,836   7,472,128      694,610   621,734       864,762
Unaudited pro forma net loss attributable to
  common stockholders per common share, basic and
  diluted........................................                                               $ (1.42)               $  (0.39)
Shares used in computing unaudited pro forma net
  loss attributable to common stockholders per
  common share, basic and diluted................                                            24,383,393              29,325,550

                                                              -------------------------------------
                                                                               AS OF MARCH 31, 2000
                                                              -------------------------------------
                                                                                          PRO FORMA
                                                                 ACTUAL    PRO FORMA    AS ADJUSTED
                                                              ---------    ---------    -----------
In thousands
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities............  $  12,295    $ 12,295
Working capital (deficit)...................................     (2,495)     (2,495)
Total assets................................................     13,125      13,125
Convertible notes...........................................     18,652          --
Redeemable convertible preferred stock......................     86,807          --
Deficit accumulated during the development stage............   (108,548)   (108,548)
Total stockholders' equity (deficit)........................   (107,398)     (1,939)

                                  RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. Please read "Special Note Regarding Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

OUR BUSINESS WILL BE VERY DEPENDENT ON THE COMMERCIAL SUCCESS OF ANGIOMAX

Other than Angiomax, our products are in clinical phases of development and are a number of years away from entering the market. As a result, if we obtain regulatory approval to market Angiomax, it will account for almost all of our revenues for the foreseeable future. If Angiomax is not commercially successful, we will have to find additional sources of revenues or be forced to curtail or cease operations.

IF WE FAIL TO OBTAIN FDA APPROVAL, WE CANNOT MARKET ANGIOMAX IN THE UNITED
STATES

We will not be able to market Angiomax in the United States until we receive the approval of the FDA. The process of obtaining FDA approval is lengthy and uncertain. In February 1998, the FDA accepted our filing of a new drug application, or NDA, seeking marketing approval for Angiomax. In May 2000, we received an approvable letter for the use of Angiomax in the treatment of patients with unstable angina undergoing coronary balloon angioplasty. Under the terms of the approvable letter, before the FDA will approve our NDA for Angiomax, the manufacturing facilities for Angiomax must pass an FDA inspection, and we must comply with other conditions. These conditions include adopting FDA-recommended modifications to the proposed labeling for Angiomax, making changes in documents describing our manufacturing and packaging and recruiting and treating up to 10 additional patients in an ongoing study in which 26 patients with reduced kidney function have been enrolled to date. If the inspection results are unsatisfactory or if we are unable to comply with the FDA's other conditions, we will not be able to obtain approval for Angiomax in a timely fashion, or at all.

ANGIOMAX MAY NOT BE ACCEPTED BY PHYSICIANS, PATIENTS OR THIRD-PARTY PAYORS

The commercial success of Angiomax will depend upon its acceptance by physicians, patients and third-party payors. Among the factors that we believe will materially affect the acceptance of Angiomax are:

- the acceptance by physicians, patients and other key decision-makers of Angiomax as a therapeutic and cost-effective alternative to other products in current practice, including heparin;

- the availability of additional data on the use of Angiomax in current clinical practice;

- the availability and price of competing products;

- the availability of government and third-party payor reimbursement for Angiomax; and

- the timing of receipt of marketing approvals and the countries in which those approvals are obtained.

WE CANNOT EXPAND THE INDICATIONS FOR ANGIOMAX UNLESS WE RECEIVE FDA APPROVAL FOR EACH ADDITIONAL INDICATION

We are developing Angiomax for use in the acute treatment of ischemic heart disease. The approvable letter we received in May 2000 covered the use of Angiomax for the treatment of patients with unstable angina undergoing coronary balloon angioplasty. One of our key objectives is to expand the indications for which Angiomax is approved. In order to do this, we will need to conduct additional clinical trials and obtain FDA approval for each proposed indication. If we are unsuccessful in expanding the approved indications for the use of Angiomax, the size of the commercial market for Angiomax will be limited, and our business, financial condition and results of operations will be adversely affected.

BEFORE WE CAN MARKET AND SELL ADDITIONAL INDICATIONS FOR ANGIOMAX, OUR OTHER PRODUCT CANDIDATES AND ANY OTHER PRODUCT CANDIDATES THAT WE MAY ACQUIRE OR DEVELOP, WE MUST SUCCESSFULLY COMPLETE CLINICAL TRIALS

In order to obtain regulatory approvals for the commercial sale of Angiomax for indications other than coronary balloon angioplasty, we will be required to complete pre-clinical studies and extensive clinical trials in humans to demonstrate the safety and efficacy of Angiomax. We must satisfy the same requirements for our other product candidates and any other product candidates that we may acquire or develop. There are numerous factors which could delay our clinical trials or prevent us from completing these trials successfully. We or the FDA may suspend a clinical trial at any time on various grounds, including a finding that patients are being exposed to unacceptable health risks. Delays may occur that prevent clinical trials from being completed within any specified time period.

The rate of completion of clinical trials depends in part upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. In particular, the patient population targeted by some of our clinical trials may be small. Delays in planned patient enrollment may result in increased costs and program delays.

In addition, clinical trials, if completed, may not show any potential product to be safe or effective. Results obtained in pre
-clinical studies or early clinical trials are not always indicative of results that will be obtained in later clinical trials. Moreover, data obtained from pre-clinical studies and clinical trials may be subject to varying interpretations. As a result, the FDA or other applicable regulatory authorities may not approve Angiomax for any additional indications, or any of our other product candidates or any other product candidates we may acquire or develop, in a timely fashion, or at all.

FAILURE TO OBTAIN REGULATORY APPROVAL IN FOREIGN JURISDICTIONS WILL PREVENT US FROM MARKETING ANGIOMAX ABROAD

We intend to market our products in international markets, including Europe. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. In February 1998 we submitted a Marketing Authorization Application or MAA to the European Agency for the Evaluation of Medicinal Products or EMEA for use in unstable angina patients undergoing angioplasty. Following extended interaction with European regulatory authorities, the Committee of Proprietary Medicinal Products, or CPMP, of the EMEA voted in October 1999 not to recommend Angiomax for approval in angioplasty. The United Kingdom and Ireland dissented from this decision. We have withdrawn our application to the EMEA and are in active dialog with European regulators to determine our course of action including seeking approval of Angiomax in Europe on a country-by-country basis. We may not be able to obtain approval from any or all of the jurisdictions in which we seek approval to market Angiomax. Obtaining foreign approvals may require additional trials and additional expense.

WE RELY ON THIRD PARTIES TO MANUFACTURE AND SUPPORT THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

Our development and commercialization strategy entails entering into arrangements with corporate and academic collaborators, contract research organizations, contract sales organizations, distributors, third-party manufacturers, licensors, licensees and others. We may not be able to maintain our existing arrangements with respect to the commercialization of Angiomax or establish and maintain arrangements to develop and commercialize any additional products on terms that are acceptable to us. Any current or future arrangements for the development and commercialization of our products may not be successful. If we are not able to establish or maintain our agreements relating to Angiomax or any additional products on terms which we deem favorable, our business, financial condition and results of operations would be materially adversely effected.

Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to developing, manufacturing and commercializing our products may not be within our control. Furthermore, our interests may not coincide with those of third-parties that manufacture or commercialize. Disagreements that may arise with these third parties could delay or lead to the termination of the development or commercialization of our product candidates, or result in litigation or arbitration, which would be time consuming and expensive. If any third party that manufactures or supports the development or commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely manner could:

- delay the development or commercialization of Angiomax, our other product candidates or any additional product candidates that we may acquire or develop;

- require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the development or commercialization of our products; or

- result in the termination of the development or commercialization of our products.

If any of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

WE ARE CURRENTLY DEPENDENT ON ONE THIRD-PARTY MANUFACTURER FOR THE PRODUCTION OF ANGIOMAX BULK DRUG SUBSTANCE AND ANOTHER THIRD-PARTY MANUFACTURER TO CARRY OUT ALL FILL-FINISH ACTIVITIES

Currently, we obtain all of our Angiomax bulk drug substance from one manufacturer, UCB Bioproducts S.A., and rely on another manufacturer, Ben Venue Laboratories, Inc. to carry out all fill-finish activities for Angiomax. The FDA requires that all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations and guidelines. There are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing Angiomax. We do not currently have alternative sources for production of Angiomax bulk drug substance or to carry out fill-finish activities. In the event that either of our current manufacturers is unable to carryout its respective manufacturing obligations to our satisfaction, we may be unable to obtain alternative manufacturing, or obtain such manufacturing on commercially reasonable terms.

If either of our third-party manufacturers fails to perform its respective obligations:

- we may not be able to meet commercial demands for Angiomax on a timely basis;

- we may not be able to initiate or continue clinical trials of Angiomax; and

- we may be delayed in submitting applications for regulatory approvals for additional indications.

These or other consequences of these manufacturers' failure to perform could result in a material adverse effect on our business.

The manufacture of Angiomax and any of our future products is subject to regulation by the FDA and comparable agencies in foreign countries. Any delay in complying, or failure to comply, with such manufacturing requirements could materially adversely affect the marketing of our products, and our business, financial condition and results of operations would be materially adversely affected.

We are currently developing with UCB a second generation process for the production of bulk Angiomax drug substance to improve the economics of Angiomax manufacturing. If we cannot develop the process successfully or regulatory approval of the process is not obtained or is delayed, then our ability to improve the economics of Angiomax may be limited.

WE HAVE A HISTORY OF NET LOSSES, AND WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

We are a development stage company with no revenues to date. We have incurred net losses since our inception, including net losses of approximately $34.7 million for the year ended December 31, 1999 and approximately $12.1 million for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of approximately $108.6 million. We expect to make substantial expenditures to further develop and commercialize our products and expect that our rate of spending will accelerate as the result of costs and expenses associated with increased clinical trials, regulatory approval and commercialization of products. As a result, we are unsure when we will become profitable, if at all.

FAILURE TO RAISE ADDITIONAL FUNDS IN THE FUTURE MAY AFFECT THE DEVELOPMENT, MANUFACTURE AND SALE OF OUR PRODUCTS

Our operations to date have generated substantial and increasing needs for cash. Our negative cash flow from operations is expected to continue into the foreseeable future. The clinical development of Angiomax for additional indications, the development of our other product candidates and the acquisition and development of additional product candidates by us will require a commitment of substantial funds. Our future capital requirements will depend upon many factors, including:

- the timing of regulatory approval and commercial launch, as well as the commercial success, of Angiomax;

- the timing, extent and progress of clinical trials conducted with Angiomax and our other product candidates in development;

- the timing and cost of the acquisition of any additional products candidates;

- the extent and progress of any clinical testing of any additional product candidates acquired by us;

- our ability to establish and maintain collaborative arrangements and the costs of such arrangements;

- the costs of establishing or contracting with third parties to provide manufacturing, sales and marketing support;

- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims or trade secrets; and

- other product commercialization activities.

We anticipate that our existing capital resources, together with the net proceeds from this offering, and interest earned thereon, will enable us to maintain our current operations for at least the next 12 months. If our existing resources and the proceeds of this offering are insufficient to satisfy our liquidity requirements, if this offering is not completed or if we acquire any additional product candidates, we may be required to seek additional financing prior to that time. We intend to seek additional funding through collaborative arrangements and private or public financings, including equity financings. Such additional funding may not be available on acceptable terms, if at all. If additional funds are not available to us, we may need to delay or significantly curtail our acquisition, development or commercialization activities.

WE INTEND TO ACQUIRE AND DEVELOP ADDITIONAL PRODUCT CANDIDATES, WHICH IS A TIME CONSUMING AND COSTLY PROCESS

As part of our growth strategy, we intend to acquire and develop additional pharmaceutical product candidates. The success of this strategy depends upon our ability to identify, select and acquire pharmaceutical products in late-stage development that meet the criteria we have established. Because we do not have, nor intend to establish, internal scientific research capabilities, we are dependent upon pharmaceutical and biotechnology companies and other researchers to sell or license product candidates to us.

Identifying suitable product candidates and proposing, negotiating and implementing an economically viable acquisition is a lengthy and complex process. In addition, other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition of product candidates. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all. If we fail to acquire additional product candidates, our business, financial condition and results of operations would be materially adversely affected.

The development of product candidates that we acquire may not be successful, may be delayed or may be more expensive than we anticipate. As a result, we may suspend development activities, seek to outlicense products or fail to achieve commercial success.

IF WE BREACH ANY OF THE AGREEMENTS UNDER WHICH WE LICENSE COMMERCIALIZATION RIGHTS TO PRODUCT CANDIDATES OR TECHNOLOGY FROM OTHERS, WE COULD LOSE LICENSE RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS

We license commercialization rights to products and technology that are important to our business, and we expect to enter into additional licenses in the future. These licenses for Angiomax and other products may impose commercialization, sublicensing, royalty, insurance and other obligations on us. If we fail to comply with these requirements, or otherwise breach these agreements, the licensor will have the right to terminate the license.

OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS

Our success depends substantially on our ability to attract and retain qualified personnel for the acquisition, development and commercialization activities we conduct or sponsor. If we lose one or more of the members of our senior management, including our chief executive officer, Dr. Clive A. Meanwell, or other key employees or consultants, our business and operating results could be seriously harmed.

Our anticipated growth and expansion into areas and activities requiring additional expertise will require the addition of new management personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate such additional personnel.

WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING COMPETING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

The biopharmaceutical industry is highly competitive. Our success will depend on our ability to develop products and apply technology and our ability to establish and maintain a market for our products. Potential competitors in the United States and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience, and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been competing or are being developed by us or may obtain FDA approval for products more rapidly than we are able.

Due to the incidence and severity of cardiovascular diseases, the market for therapeutic cardiovascular products is large and competition is intense and growing. We are commercializing and developing Angiomax as an anticoagulant therapy for the acute treatment of cardiovascular disease. There are a number of anticoagulant therapies currently on the market, awaiting regulatory approval and in development, including orally administered agents. In general, anticoagulant drugs may be classified in three groups: drugs that directly or indirectly target and inhibit thrombin, drugs that target and inhibit platelets and drugs that break down fibrin.

Because each group of anticoagulants acts on different components of the clotting process, we believe that there will be continued clinical work to determine the best combination of drugs for clinical use. We plan to position Angiomax as a replacement to heparin, which is widely-used and inexpensive, for use in patients with ischemic heart disease. We expect Angiomax to be used with aspirin alone or in conjunction with other therapies. We do not plan to position Angiomax as a direct competitor to platelet inhibitors or fibrinolytic drugs. Platelet inhibitors or fibrinolytic drugs may, however, compete with Angiomax for the use of hospital financial resources. Many U.S. hospitals receive a fixed reimbursement amount per procedure for the angioplasties and other treatment therapies they perform. Because this amount is not based on the actual expenses the hospital incurs, U.S. hospitals may be forced to choose among Angiomax, platelet inhibitors and fibrinolytic drugs.

Technological development by others may render our products or product candidates noncompetitive. We may not be successful in establishing or maintaining technological competitiveness.

FLUCTUATIONS IN OUR OPERATING RESULTS COULD AFFECT THE PRICE OF OUR COMMON STOCK

Our operating results may vary from period to period for several reasons including, but not limited to:

- the amount and timing of sales of Angiomax to customers in the United States;

- new information regarding the effectiveness and safety of Angiomax;

- the availability and timely delivery to us of a sufficient supply of Angiomax;

- the timing and expenses of clinical trials;

- the approval and pricing of competing products;

- the availability and timing of third-party reimbursement; and

- the timing of approval for our product candidates.

If our operating results do not match the expectations of securities analysts and investors as a result of these and other factors, the trading price of our common stock may fluctuate.

RISKS RELATED TO OUR INDUSTRY

FAILURE TO OBTAIN FDA APPROVALS FOR OUR PRODUCTS OR TO COMPLY WITH GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

We do not have a product candidate approved for sale in the United States or any foreign market except New Zealand. We must obtain approval from the FDA in order to sell our product candidates in the United States and from foreign regulatory authorities in order to sell our product candidates in other countries. We must successfully complete our clinical trials and demonstrate manufacturing capability before we can file with the FDA for approval to sell our products. The FDA could require us to repeat clinical trials as part of the regulatory review process. Delays in obtaining or failure to obtain regulatory approvals may:

- delay or prevent the successful commercialization of any of our product candidates;

- diminish our competitive advantage; and

- defer or decrease our receipt of revenues or royalties.

The regulatory review and approval process is lengthy, expensive and uncertain. Extensive pre-clinical data, clinical data and supporting information must be submitted to the FDA for each additional indication to obtain such approvals, and we cannot be certain when we will receive these regulatory approvals, if ever.

In addition to initial regulatory approval, our product candidates will be subject to extensive and rigorous ongoing domestic and foreign government regulation, as we discuss in more detail in "Business--Government Regulation." Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may also subject us to stringent penalties.

WE MAY NOT BE ABLE TO OBTAIN OR MAINTAIN PATENT PROTECTION FOR OUR PRODUCTS, AND WE MAY INFRINGE THE PATENT RIGHTS OF OTHERS

The patent positions of pharmaceutical and biotechnology companies like us are generally uncertain and involve complex legal, scientific and factual issues. Our success depends significantly on our ability to:

- obtain patents;

- protect trade secrets;

- operate without infringing the proprietary rights of others; and

- prevent others from infringing our proprietary rights.

Patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States are maintained in secrecy until patents issue, others may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

We may not hold proprietary rights to some patents related to our product candidates. In some cases, others may own or control these patents. As a result, we may be required to obtain licenses under third-party patents to market some of our product candidates. If licenses are not available to us on acceptable terms, we will not be able to market these products.

IF WE ARE NOT ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US

We rely significantly upon unpatented proprietary technology, information, processes and know how. We seek to protect this information by confidentiality agreements with our employees, consultants and other third-party contractors, as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any breach that occurs. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS WHICH COULD HALT OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS OR RESULT IN LIABILITY FOR DAMAGES

There has been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. We may:

- initiate litigation or other proceedings against third parties to enforce our patent rights;

- initiate litigation or other proceedings against third-parties to seek to invalidate the patents held by these third-parties or to obtain a judgment that our products or services do not infringe the third-parties' patents;

- participate in interference or opposition proceedings to determine the priority of invention if our competitors file patent applications that claim technology also claimed by us; or

- defend against claims by third parties that our processes or products infringe their patent or other intellectual property rights.

The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be better able than us to sustain the cost of litigation or other proceedings because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products and services without a license from the other party, and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms, or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR PRODUCTS BY THIRD-PARTY PAYORS, THERE MAY NOT BE COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS

The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products. In some foreign countries, particularly in the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope and amount.

In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals may affect our ability to raise capital, obtain collaborative partners and market our products.

If we obtain market approval for our products, we expect to experience pricing pressure due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals.

WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS AND ADEQUATE LEVELS OR OTHERWISE PROTECT OURSELVES AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS

We may be subject to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human healthcare products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products. Product liability claims could require us to spend significant time and money in litigation or pay significant damages. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. Although we maintain limited product liability insurance coverage for the clinical trials of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that our present insurance levels and insurance subsequently obtained will not provide adequate coverage against all potential claims.

RISKS RELATING TO THE OFFERING

OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD CAUSE YOU TO LOSE PART OR ALL OF YOUR INVESTMENT

The market price of our common stock, like that of the common stock of many other biotechnology companies, may be highly volatile. Factors that may have a significant effect on the market price of our common stock include:

- announcements of technological innovations or new commercial products by us or our competitors;

- disclosure of results of clinical testing or regulatory proceedings;

- governmental regulation and approvals;

- developments in patent or other proprietary rights, including as a result of any public policy concerns;

- public concern as to the safety of products developed by us;

- our financial results; and

- general market conditions.

In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated, or disproportionate, to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

OUR OFFICERS AND DIRECTORS, AND ENTITIES WITH WHICH THEY ARE AFFILIATED, MAY BE ABLE TO CONTROL THE OUTCOME OF MOST CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL

After this offering, our directors and officers, and entities with which they
are affiliated, will beneficially own, in the aggregate, approximately      % of
our outstanding common stock. Due to this concentration of ownership, these stockholders as a group will be able to elect the directors and officers of our company, control the management and affairs of our company and control most matters requiring a stockholder vote, including:

- the amendment of our organizational documents; or

- the approval of any merger, consolidation, sale or assets or other major corporate transaction.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

Provisions of our certificate of incorporation and bylaws and of Delaware law could have the effect of delaying, deferring or preventing an acquisition of our company. For example, we have divided our board of directors into three classes that serve staggered three-year terms, we may authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock, our stockholders may not take actions by written consent and may not call special meetings of stockholders, and our stockholders are limited in their ability to introduce proposals at stockholder meetings.

THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING. THIS MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. Upon completion of this offering, we will have outstanding an aggregate
of           shares of our common stock, assuming no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless these shares are purchased by affiliates. The remaining 31,376,719 shares of our common stock, assuming that the offering closed on May 17, 2000, held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Our executive officers, directors and stockholders have agreed pursuant to "lock-up" agreements that, with limited exceptions, for a period of 180 days from the date of this prospectus, they will not sell any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc.

As a result of these "lock-up" agreements and the rules under the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

-------------------------------------------------------------------------------------------------------
  DAYS AFTER THE      NUMBER OF SHARES
  EFFECTIVE DATE      ELIGIBLE FOR SALE                              COMMENT
------------------    -----------------                              -------
Upon effectiveness          206,896        Shares not locked-up and eligible for sale under Rule 144
90 days                                    Shares not locked-up and eligible for sale under Rules 144
                            228,896        and 701
180 days                                   Lock-up released; shares eligible for sale under Rules 144
                         31,376,719        and 701

Additionally, of the 2,417,591 shares that may be issued upon the exercise of options outstanding as of May 17, 2000, approximately 523,314 shares are subject to options which will be vested and exercisable 180 days after the date of this prospectus.

On the date 180 days after the closing date of this offering, assuming that the offering closed on May 17, 2000, the holders of 30,190,120 shares of our common stock and warrants exercisable for 4,478,883 additional shares of common stock will have rights to require us to register their shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, these shares would become freely tradable.

Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately 6,583,917 shares of our common stock reserved for issuance under our stock plans. We expect the registration statement to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market upon the effectiveness of the registration statement unless they are held by persons that have signed a "lock-up" agreement.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks and uncertainties outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

Our net proceeds from the sale of the           shares of common stock we are
offering, at an assumed initial public offering price of $     per share, are
estimated to be approximately $           million after deducting underwriting
discounts and estimated offering expenses payable by us. We expect to use the net proceeds to:

- fund the commercial launch of Angiomax for use in patients with unstable angina undergoing angioplasty and product development activities, including additional clinical trials of Angiomax;

- fund working capital, capital expenditures and other general corporate purposes; and

- fund the acquisition of additional products.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competition and sales and marketing activities. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

                                DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors.

                                 CAPITALIZATION

The following table summarizes as of March 31, 2000 our cash, cash equivalents and marketable securities and our capitalization:

- on an actual basis;

- on a pro forma basis to reflect the conversion of the outstanding principal amount and accrued interest on convertible notes outstanding as of March 31, 2000 in the aggregate amount of $19.7 million into an aggregate of 4,549,433 shares of series IV convertible preferred stock and the conversion of all our outstanding convertible preferred stock and accrued dividends as of March 31, 2000 into an aggregate of 24,033,926 shares of common stock upon the closing of this offering; and

- on a pro forma as adjusted basis to reflect the transactions described above
  and the sale of                shares of common stock in this offering at an
  assumed initial public offering price of $     per share, less estimated
  underwriting discounts and estimated offering expenses.

This table does not include:

- 209,850 shares of common stock issuable upon conversion of accrued dividends on our series I convertible preferred stock, series II convertible preferred stock and series III convertible preferred stock during the period from April 1, 2000 through May 17, 2000;

- 1,467,488 shares of common stock issuable upon conversion of the shares of series IV convertible preferred stock (1) sold on May 17, 2000 and (2) issued on such date upon conversion of the additional interest accrued after March 31, 2000 on the convertible notes;

- 1,588,758 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2000 at a weighted average exercise price of $0.94 per share or any stock options issued subsequent to March 31, 2000;

- 4,478,883 shares of common stock issuable upon exercise of common stock purchase warrants outstanding as of March 31, 2000 at an exercise price of $4.32 per share; or

- 392,368 additional shares of common stock that we could issue under our stock plans as of March 31, 2000 or any additional shares available for grants subsequent to March 31, 2000 under our stock plans.

This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

                                                                --------------------------------------
                                                                            MARCH 31, 2000
                                                                --------------------------------------
                                                                                PRO         PRO FORMA
                                                                 ACTUAL        FORMA       AS ADJUSTED
              In thousands, except share data                   --------    -----------    -----------
Cash, cash equivalents and marketable securities............    $ 12,295     $ 12,295
                                                                ========     ========
Convertible notes...........................................    $ 18,652     $     --
Redeemable convertible preferred stock, $1.00 par value,
  31,550,000 shares authorized and 22,962,350 shares issued
  and outstanding, actual; no shares issued and outstanding,
  pro forma and pro forma as adjusted.......................      86,807           --
Stockholders' deficit:
Common Stock, $0.001 par value, 36,000,000 shares
  authorized; 1,121,664 shares issued and outstanding,
  actual; 29,705,003 shares issued and outstanding, pro
  forma; and                shares issued and outstanding
  pro forma as adjusted.....................................           1           30
Additional paid-in capital..................................       1,132      106,562
Deficit accumulated during the development stage............    (108,548)    (108,548)
Accumulated other comprehensive income, principally foreign
  currency translation......................................          17           17
                                                                --------     --------
     Total stockholders' deficit............................    (107,398)      (1,939)
                                                                --------     --------
     Total capitalization...................................    $ (1,939)    $ (1,939)
                                                                ========     ========

                                    DILUTION

The pro forma net tangible book value of our common stock on March 31, 2000 reflects the conversion of the outstanding principal amount and accrued interest on convertible notes outstanding as of March 31, 2000 in the aggregate amount of $19.7 million into an aggregate of 4,549,433 shares of series IV convertible preferred stock and the conversion of all our outstanding convertible preferred stock and accrued dividends as of March 31, 2000 into an aggregate of 24,033,926 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of pro forma shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our
common stock immediately afterwards. Assuming the sale of                shares
of our common stock offered by this prospectus at an assumed initial public
offering price of $     per share, and after deducting estimated underwriting
discounts and estimated offering expenses, our adjusted pro forma net tangible
book value at March 31, 2000 would have been approximately $     million, or
approximately $     per share. This represents an immediate decrease in pro
forma net tangible book value of $     per share to new investors purchasing
shares of common stock in this offering. The following table illustrates this dilution on a per share basis.

                                                                ----------------
Assumed initial public offering price per share.............              $
  Pro forma net tangible book value per share as of March
     31, 2000...............................................    $
  Increase per share attributable to new investors..........
Adjusted pro forma net tangible book value per share after
  the offering..............................................
                                                                          ------
Dilution per share to new investors.........................              $
                                                                          ======

The foregoing discussion and table assume no exercise of any outstanding stock options or warrants. The exercise of all options and warrants outstanding as of the date of this prospectus having an exercise price less than the initial public offering price would increase the dilutive effect to new investors to
$     per share.

The following table summarizes, on a pro forma basis, as of March 31, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We
have assumed an initial public offering price of $     per share, and we have
not deducted estimated underwriting discounts and estimated offering expenses in our calculations.

                                                 -------------------------------------------------------------
                                                   SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                                 ---------------------    -----------------------        PRICE
                                                     NUMBER    PERCENT          AMOUNT    PERCENT    PER SHARE
                                                 ----------    -------    ------------    -------    ---------
Existing stockholders..........................                     %     $                    %     $
New investors..................................
                                                 ----------      ---      ------------      ---
Total..........................................                     %     $                    %
                                                 ==========      ===      ============      ===

                      SELECTED CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with selected consolidated financial data of The Medicines Company. We have prepared this information using our audited consolidated financial statements for the period July 31, 1996 (date of inception) to December 31, 1996 and for the years ended December 31, 1997, 1998 and 1999 and our unaudited consolidated financial statements for the three months ended March 31, 1999 and 2000. The consolidated financial statements for each of the three years in the period ended December 31, 1999 which are included in this prospectus have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements for the period July 31, 1996 (date of inception) to December 31, 1996 which are not included in this prospectus have been audited by Ernst & Young LLP, independent auditors. The consolidated statements of operations data for the three months ended March 31, 1999 and 2000 and the consolidated balance sheet data as of March 31, 2000 have been derived from our unaudited consolidated financial statements that appear elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year.

The pro forma net loss per share data and the pro forma balance sheet data reflect the conversion of our convertible notes and accrued interest as of March 31, 2000 and the conversion of our outstanding convertible preferred stock and accrued dividends as of March 31, 2000. The pro forma as adjusted consolidated balance sheet data reflect these transactions and also reflect the sale of shares of common stock in this offering at an assumed initial
public offering price of $     per share after deducting underwriting discounts
and estimated offering expenses. The pro forma net loss per share data and the pro forma balance sheet data does not include the conversion of 1,411,000 shares of series IV convertible preferred stock sold on May 17, 2000 or the effect of any options or warrants outstanding. The following data should be read in conjunction with our consolidated financial statements, including the accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                 -------------------------------------------------------------------------
                                                     PERIOD FROM
                                                       INCEPTION
                                                 (JULY 31, 1996)                                       THREE MONTHS ENDED
                                                         THROUGH       YEAR ENDED DECEMBER 31,             MARCH 31,
                                                    DECEMBER 31,   --------------------------------   --------------------
                                                            1996     1997        1998        1999      1999        2000
                                                 ---------------   ---------   ---------   --------   -------   ----------
In thousands, except share and per share data
STATEMENTS OF OPERATIONS DATA
Operating expenses
  Research and development.....................      $   827        $ 16,044     $24,005   $ 30,345   $ 7,207     $ 10,539
  General and administrative...................          701           2,421       6,248      5,008     1,276        1,151
                                                 -----------        --------    --------   --------   -------     --------
         Total operating expenses..............        1,528          18,465      30,253     35,353     8,483       11,690
                                                 -----------        --------    --------   --------   -------     --------
Loss from operations...........................       (1,528)        (18,465)    (30,253)   (35,353)   (8,483)     (11,690)
Interest income (expense), net.................           62             659       1,302        640       346         (403)
                                                 -----------        --------    --------   --------   -------     --------
Net loss.......................................       (1,466)        (17,806)    (28,951)   (34,713)   (8,137)     (12,093)
Dividends and accretion to redemption value of
  redeemable convertible preferred stock.......         (118)         (2,018)     (3,959)    (5,893)   (1,436)      (1,530)
                                                 -----------        --------    --------   --------   -------     --------
Net loss attributable to common stockholders...      $(1,584)       $(19,824)   $(32,910)  $(40,606)  $(9,573)    $(13,623)
                                                 -----------        --------    --------   --------   -------     --------
                                                 -----------        --------    --------   --------   -------     --------
Net loss attributable to common stockholders
  per common share, basic and diluted..........      $ (2.16)       $  (2.96)   $  (4.40)  $ (58.46)  $(15.40)    $ (15.75)
                                                 -----------        --------    --------   --------   -------     --------
                                                 -----------        --------    --------   --------   -------     --------
Shares used in computing net loss attributable
  to common stockholders per common share,
  basic and diluted............................      763,258       6,694,836   7,472,128    694,610   621,734      864,762
Unaudited pro forma net loss attributable to
  common stockholders per common share, basic
  and diluted..................................                                             $ (1.42)               $ (0.39)
Shares used in computing unaudited pro forma
  net loss attributable to common stockholders
  per common share, basic and diluted..........                                            24,383,393           29,325,550

                                                       ------------------------------------------------------------
                                                                   AS OF DECEMBER 31,                MARCH 31, 2000
                                                       -------------------------------------------   --------------
                                                        1996        1997        1998        1999
                                                       -------    --------    --------    --------
In thousands
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities.....  $ 3,421    $ 25,376    $ 28,341    $  7,183        $  12,295
Working capital (deficit)............................    3,174      18,779      24,570      (4,103)          (2,495)
Total assets.........................................    3,473      25,595      29,831       7,991           13,125
Convertible notes....................................       --          --          --       5,776           18,652
Redeemable convertible preferred stock...............    4,793      40,306      79,384      85,277           86,807
Deficit accumulated during the development stage.....   (1,585)    (21,409)    (54,319)    (94,925)        (108,548)
Total stockholders' (deficit)........................   (1,582)    (21,387)    (54,266)    (94,558)        (107,398)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read with "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus.

OVERVIEW

We acquire, develop and commercialize biopharmaceutical products in late stages of development. We plan to begin selling our first product, Angiomax, in the United States within the next 12 months, if approved by the FDA, for use as an anticoagulant in patients with unstable angina undergoing coronary angioplasty. We plan to build a commercial biopharmaceutical operation by acquiring, developing and commercializing late-stage product candidates. We expect Angiomax, if approved by the FDA, to become the cornerstone product of a critical care franchise.

Since our inception, we have incurred significant losses and, as of March 31, 2000, had a deficit accumulated during the development stage of $108.6 million. Substantially all of our expenditures to date have been for research and development activities and general and administrative expenses. Research and development expenses represent costs incurred for product acquisition, clinical trials, activities relating to regulatory filings and manufacturing development efforts. We outsource our clinical and manufacturing development activities to independent organizations to maximize efficiency and minimize our internal overhead. We expense our research and development costs as they are incurred. General and administrative expenses consist primarily of salaries and related expenses, general corporate activities and costs associated with initial product marketing activities.

We expect to continue to incur operating losses during fiscal 2000 and for the foreseeable future due to research and development activities attributable to new and existing products, and costs associated with the commercialization and launch of our products. We will need to generate significant revenues to achieve and maintain profitability. To date, we have had no revenues from any product sales and we have not achieved profitability on a quarterly or annual basis.

In March 1997, we acquired exclusive worldwide commercial rights from Biogen, Inc. to the technology, patents, trademarks, inventories, know-how and all regulatory and clinical information related to Angiomax. Under the Biogen license, we paid $2.0 million upon execution of the license agreement and are obligated to pay up to an additional $8.0 million upon reaching certain Angiomax sales milestones, including the first sale of Angiomax for certain indications. In addition, we will pay royalties on future sales of Angiomax and on any sublicense royalties earned.

In August 1999, we acquired exclusive worldwide rights from GyneLogix, Inc. to the patents and know-how related to the biotherapeutic agent CTV-05. Under the GyneLogix license, we have paid $200,000 and are obligated to pay an additional $300,000 upon reaching certain milestones and to fund certain operational costs of GyneLogix subject to a monthly limit related to the development of CTV-05. In addition, we will pay royalties on future sales of CTV-05 and on any sublicense royalties earned.

In July 1998, we acquired exclusive worldwide rights from Immunotech, S.A., a wholly-owned subsidiary of Beckman Coulter, to the patents and know-how related to IS-159, a product for the treatment of acute migraine headache. Under the Immunotech license, we paid $1.0 million upon execution of the license agreement and are obligated to pay up to an additional $4.5 million upon reaching certain development and regulatory milestones. In addition, we will pay royalties on future sales of IS-159 and on any sublicense royalties earned. Following our initial development efforts, we are seeking a collaborator before proceeding with the further development of IS-159.

We have not generated taxable income to date. At December 31, 1999, net operating losses available to offset future taxable income for federal income tax purposes were approximately $77.9 million. Our federal net operating losses carryforwards expire at various dates beginning in 2011 through 2019 if not utilized. We have not recognized the potential tax benefit of our net operating losses in our statements of operations. The future utilization of our net operating losses carryforwards may be limited pursuant to Internal Revenue Code regulations.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2000 and 1999

Research and Development Expenses. Research and development expenses increased 46% from $7.2 million in the first three months of fiscal 1999 to $10.5 million in the first three months of fiscal 2000. The increase in research and development of $3.3 million was due to the completion of UCB's manufacture of $6.5 million of Angiomax bulk drug substance and the increased enrollment rate of our Angiomax HERO-2 Phase 3 clinical trial in acute myocardial infarction or AMI, which was offset by a reduction in development expenses resulting from our termination of the semilog manufacturing development program with Lonza AG.

General and Administrative Expenses. General and administrative expenses decreased 10% from $1.3 million in the first three months of fiscal 1999 to $1.2 million in the first three months of fiscal 2000. The decrease was primarily due to a decrease in marketing expenses.

Interest Income and Interest Expense. Interest income decreased from $346,178 in the first three months of fiscal 1999 to $103,835 in the first three months of fiscal 2000 due to a lower level of cash and marketable securities available for investment during the first three months of fiscal 2000 as compared to the same period in the prior year. Interest expense was $507,025 in the first three months of fiscal 2000 and related to interest expense and amortization of the discount on our convertible promissory notes issued in October 1999 and March 2000 in the aggregate principal amount of $19.3 million.

Years Ended December 31, 1999 and 1998

Research and Development Expenses. Research and development expenses increased 26% from $24.0 million in 1998 to $30.3 million in 1999. The increase of $6.3 million was due to the expansion in 1999 of our clinical development programs, primarily those relating to our Angiomax HERO-2 Phase 3 clinical trial in AMI which commenced in late 1998, our IS-159 development program and our Angiomax trials in angioplasty.

General and Administrative Expenses. General and administrative expenses decreased 20% from $6.2 million in 1998 to $5.0 million in 1999. The decrease of $1.2 million was primarily due to a decrease in Angiomax-related marketing expenses.

Interest Income and Interest Expense. Interest income decreased 36% from $1.3 million in 1998 to $837,839 in 1999 due to a lower level of cash and marketable securities available for investment during 1999 as compared to 1998. Interest expense was $197,455 in 1999 and related to interest expense and amortization of the discount on our convertible notes issued in the aggregate principal amount of $6.0 million in October 1999.

Years Ended December 31, 1998 and 1997

Research and Development Expenses. Research and development expenses increased 50% from $16.0 million in 1997 to $24.0 million in 1998. The increase of $8.0 million was due to increased activity under our Angiomax manufacturing development programs, the expansion of our clinical programs, primarily resulting from the establishment and initiation of our Angiomax HERO-2 Phase 3 clinical trial in AMI which commenced in late 1998, and initiation of our IS-159 development program.

General and Administrative Expenses. General and administrative expenses increased 158% from $2.4 million in 1997 to $6.2 million in 1998. The increase of $3.8 million was due to the commencement of Angiomax-related marketing activities.

Interest Income. Interest income increased 89% from $688,049 in 1997 to $1.3 million in 1998 due to a higher level of cash and marketable securities available for investment during 1998 as compared to 1997.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations from inception primarily through private placement of equity, convertible debt securities and warrants. As of March 31, 2000, we have received net proceeds of $73.3 million from the issuance of equity securities, primarily redeemable convertible preferred stock, and $19.3 million from the issuance of convertible notes and warrants to purchase common stock. In May 2000, we received an additional $6.1 million from the sale of series IV convertible preferred stock. In May 2000, certain of our stockholders also provided letters stating they are committed to invest up to $15.2 million to assist us in meeting our cash flow requirements over the next 12 months if required. The commitments under these letters will terminate upon the closing of this offering.

As of March 31, 2000, we had $12.3 million in cash, cash equivalents and marketable securities, as compared to $28.3 million and $7.2 million as of December 31, 1998 and 1999, respectively.

For the three months ended March 31, 2000, we used net cash of $8.2 million in operating activities. This consisted of a net loss for the period of $12.1 million, offset by an increase in accounts payable and accrued expenses of $3.6 million. We received $518,200 from investing activities for the three months ended March 31, 2000, which consisted principally of net proceeds from the maturity of marketable securities. We received $13.3 million from financing activities relating to the issuance of convertible notes and warrants to purchase common stock during the three months ended March 31, 2000.

During 1999, we placed an order with UCB for the manufacture of Angiomax bulk drug substance. Under the terms of this purchase order, we are scheduled to receive material and make payments totaling $13.0 million in fiscal 2000. Manufacture of $6.5 million of this material was completed in March 2000. All costs associated with the manufacture of Angiomax bulk drug substance and finished products will be expensed until FDA approval of Angiomax.

We expect to devote substantial resources to continue our research and development efforts and to expand our sales, marketing and manufacturing programs associated with the commercialization and launch of our products. Our funding requirements will depend on numerous factors, including the progress, level and timing of our research and development activities, the cost, timing and outcomes of regulatory reviews, the establishment, continuation or termination of third party manufacturing or sales and marketing arrangements, the cost and effectiveness of our sales and marketing programs, the status of competitive products, our ability to defend and enforce our intellectual property rights and the establishment of additional strategic or licensing arrangements with other companies or acquisitions.

We believe that our current cash, cash equivalents and marketable securities, together with the net proceeds of this offering, will be sufficient to fund our operations for at least 12 months. If our existing resources and the proceeds of this offering are insufficient to satisfy our liquidity requirements, if this offering is not completed or if we acquire additional product candidates, we may need to sell additional equity or debt securities. The sale of additional equity and debt securities may result in additional dilution to our stockholders, and we can not be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned research, development and commercialization activities, which could harm our financial condition and operating results.

DISCLOSURE ABOUT MARKET RISK

Our exposure to market risk is confined to our cash, cash equivalents and marketable securities. We place our investments in high-quality financial instruments, primarily money market funds and corporate debt securities with maturities or auction dates of less than one year, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Most of our transactions are conducted in U.S. dollars. We do have certain development and commercialization agreements with vendors located outside the United States. Transactions under certain of these agreements are conducted in U.S. dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under certain other of these agreements are conducted in the local foreign currency. If the exchange rate undergoes a change of 10%, we do not believe that it would have a material impact on our results of operations or cash flows.

                                    BUSINESS

OVERVIEW

We acquire, develop and commercialize biopharmaceutical products in late stages of development. In May 2000, we received an approvable letter from the FDA for our first product, Angiomax, for use in the treatment of patients with unstable angina undergoing coronary balloon angioplasty. Coronary angioplasty is a procedure used to restore normal blood flow in an obstructed artery in the heart. If approved by the FDA, we plan to begin selling Angiomax in the United States within the next 12 months for use in angioplasty.

We are also developing Angiomax for additional potential applications for use in the treatment of ischemic heart disease. To date, Angiomax has been administered to over 7,400 patients in clinical trials in the treatment and prevention of blood clots in a wide range of hospital applications. We believe that Angiomax will become the leading replacement for heparin in hospital care. In the United States, heparin is the most widely-used acute anticoagulant and is used to treat approximately five million hospitalized patients per year.

Under the terms of the Angiomax approvable letter, before the FDA will approve our NDA for Angiomax, the manufacturing facilities for Angiomax must pass an FDA inspection, and we must comply with other conditions. These conditions include adopting FDA-recommended modifications to the proposed labeling for Angiomax, making changes in documents describing our manufacturing and packaging and recruiting and treating up to 10 additional patients in an ongoing study in which 26 patients with reduced kidney function have been enrolled to date.

Angiomax directly blocks or inhibits the actions of thrombin, a key component in the formation and growth of blood clots. By blocking thrombin directly, rather than indirectly like heparin, Angiomax inhibits thrombin both in the clot and in the blood. Angiomax's inhibition of thrombin is reversible, which means that its thrombin blocking wears off over time, allowing thrombin to again work in the clotting process. This reversibility is associated with a reduced risk of bleeding.

In the clinical trials in angioplasty, Angiomax has:

- reduced the frequency of life-threatening coronary events including heart attack and the need for emergency coronary procedures;

- reduced the likelihood of major bleeding and the need for blood transfusion;
  and

- demonstrated a predictable anticoagulant response to a specific Angiomax dose, which enables simplified dosing.

Our strategy is to build a commercial biopharmaceutical operation by acquiring, developing and commercializing late-stage product candidates. We will actively manage the development and commercialization of these product candidates. Our principal objectives include:

- launching Angiomax for use in patients with unstable angina undergoing angioplasty;

- developing and commercializing Angiomax as the leading replacement for heparin in ischemic heart disease;

- acquiring products with (1) existing clinical data which provides reasonable evidence of safety and efficacy, (2) an anticipated time to market of four years or less and (3) potential cost savings to payors or improved efficiency of patient care; and

- leveraging our resources through our relationships with contract development, manufacturing and sales companies.

We intend to market our products in the United States by contracting with external organizations and by using an internal sales force, or by collaborating with other biopharmaceutical companies.

ANGIOMAX

In May 2000, we received an approvable letter from the FDA for the use of Angiomax for the treatment of patients with unstable angina undergoing coronary balloon angioplasty. Angiomax was approved in New Zealand for this use in September 1999, and if we satisfy the conditions of the approvable letter and receive final approval from the FDA on a timely basis, we expect to begin selling Angiomax in the United States and New Zealand within the next 12 months.

We believe Angiomax will be a valuable replacement to heparin, an anticoagulant used in almost all angioplasty procedures performed in the United States and administered to a majority of patients treated in hospitals in the United States for acute coronary syndromes, including heart attack. To date, Angiomax has been administered to over 7,400 patients in clinical trials for the treatment and prevention of blood clots in a wide range of hospital applications. In clinical trials in angioplasty, use of Angiomax has resulted in fewer life-threatening coronary events and fewer bleeding events, including the need for blood transfusion. The therapeutic effect of Angiomax is more predictable than heparin, which enables simplified dosing. Angiomax's therapeutic benefit is strongest in high-risk patients who have previously experienced a heart attack or unstable angina.

We believe that Angiomax has additional potential applications for the treatment of ischemic heart disease. We currently:

- have a 17,000 patient Phase 3 trial underway studying the use of Angiomax for the treatment of patients who have suffered a heart attack, otherwise known as AMI;

- have a Phase 3 trial program in progress to study the use of Angiomax in the treatment of patients undergoing angioplasty who experience reduced platelet count and clotting due to an immunological reaction to heparin, known as heparin-induced thrombocytopenia and heparin-induced thrombocytopenia and thrombosis syndrome, or HIT/HITTS; and

- plan to commence a Phase 3 trial program to study the use of Angiomax in patients with unstable angina, a condition in which patients experience the new onset of severe chest pain, increasingly frequent chest pain or chest pain that occurs while they are at rest.

Background

Clotting. Normally, blood loss at the site of an injury is limited by the formation of blood clots. In general, clotting serves a life-saving function by reducing bleeding, but sometimes unwanted clots in arteries can lead to heart attack, stroke or organ failure. A blood clot is a collection of cross-linked strands of a protein called fibrin that forms a mesh around activated platelets and red blood cells. Blood clots are formed through precisely regulated interactions among the blood vessel wall, plasma clotting factors, including thrombin and fibrinogen, and platelets.

The trigger for the clotting process in an artery is typically a tearing or spontaneous rupture which exposes cholesterol and fat deposited on a blood vessel wall to the bloodstream. This may happen without an apparent cause or may be caused as a direct result of, for example, an angioplasty procedure. In parallel, the clotting factor, thrombin, is activated, and a thin protective layer of platelets is deposited at the rupture site. Thrombin and platelets interact, and thrombin formation, fibrin formation and platelet clumping take place. A full-blown clot may form rapidly as clot blocks the blood vessel and may then cut off blood supply to the heart muscle. If this occurs, the muscle stops working either in part, which is a heart attack or myocardial infarction, or completely, which may lead to cardiac arrest as the heart stops beating. This may result in irreversible damage to the heart or death.

During medical procedures such as coronary angioplasty, the blood clotting process must be slowed to avoid unwanted clotting in the coronary artery, and the potential growth or movement of a clot along blood vessels to new sites.

The trigger for clotting in veins is usually slower than that in arteries. In general, venous clots are caused by slow blood flow, which typically occurs when patients are immobilized, such as after surgery and during pregnancy, or when patients experience changes in the blood as a result of diseases such as cancer. When a clot develops in large, deep veins returning blood to the heart by way of the lungs, this condition is referred to as deep vein thrombosis. In some cases, part of the clot may break off and move to the lungs with potentially fatal results.

Anticoagulation Therapy. Anticoagulation therapy attempts to modify actions of the components in the blood system that cause clot-forming factors leading to blood clots. The most important approach to the prevention and management of arterial and venous clots is diet and exercise. When the risks of clot formation cannot be avoided, or when medical procedures such as angioplasty almost guarantee some degree of increased risk of clots, anticoagulation therapy is indicated. Anticoagulation therapy involves the use of drugs to inhibit one or more components of the clotting process, thereby reducing the risk of clots. Anticoagulation therapy is usually started immediately after a diagnosis or after risk factors for clotting are identified. Because anticoagulation therapy reduces clotting, it also may cause excessive bleeding.

          THE CLOTTING PROCESS AND TARGETS FOR ANTICOAGULATION THERAPY

                                    [CHART]
                    [Chart showing blood clotting mechanism]

To date, three principal components of the clotting process, thrombin, fibrin and platelets, have been targeted for anticoagulation therapy:

- The actions of thrombin in the clotting process may be inhibited by indirect thrombin inhibitors, such as heparin, which act to turn off coagulation factors and turn on natural anti-clotting factors such as antithrombin-III, or AT-III. The actions of thrombin in the clotting process also may be inhibited by direct thrombin inhibitors, which act directly on thrombin.

- Fibrin may be dissolved after clotting has occurred by products called fibrinolytics.

- The aggregation of platelets in the clotting process may be inhibited by products called platelet inhibitors, which act on different pathways, including specific enzyme pathways like the cyclo-oxygenase and the adenosine diphosphate, or ADP, pathways and surface sites like the glycoprotein IIb/IIIa, or GP IIb/IIIa, receptor.

Drugs are currently used alone or in combination with other anticoagulant drugs to target one or more components of the clotting process. These drugs have anticoagulant effects but also increase the patient's risk of bleeding. Excess bleeding is often a risk due to the high doses needed to produce anticoagulant effects. In order to reduce this risk, physicians increasingly use combinations of drugs targeted at different components of the clotting process at lower doses to reduce the risk of thrombosis while minimizing the risk of bleeding.

Indirect Thrombin Inhibitors. In the hospital environment, most patients undergoing anticoagulation therapy for the prevention and treatment of arterial and venous thrombosis receive heparin or low molecular weight heparin. In the United States, approximately five million patients annually receive heparin. Heparin is a standard component of acute anticoagulation therapy because of the central role of thrombin in clotting and heparin's rapid anticoagulant effect.

Heparin's properties as an anticoagulant were discovered in 1916. It is prepared from the intestines of pigs or cows. Heparin is a complex mixture of animal-derived sugars with variable anticoagulant potencies. The anticoagulant effects of heparin on any given patient are difficult to predict because heparin binds non-specifically to human cells and circulating substances in the blood. For these and other reasons, heparin, as a non-specific, indirect thrombin inhibitor, presents a variety of clinical challenges including:

- Weak effect in clots. Because it is an indirect thrombin inhibitor, heparin is ineffective on thrombin when clots are already formed.

- Risk of bleeding. Patients who receive heparin have a high incidence of bleeding. This is particularly the case with patients who are elderly, female or low-weight. Recent clinical trials have shown that bleeding risk may also be increased when heparin is used in combination with intravenous platelet inhibitors.

- Unpredictability. The anticoagulant effect of a given dose of heparin is unpredictable and therefore requires close monitoring.

- Adverse reaction risk. Heparin can cause HIT/HITTS, a dangerous immunological reaction.

- Diminished effect in sick patients. Heparin's effect may be reduced in the presence of blood factors found in patients stressed by disease, such as heart attack patients.

- Requires other factors for effect. Heparin can only bind to thrombin by first binding to a blood factor called antithrombin-III, which may be absent or present in insufficient amounts in some patients.

Physicians are increasingly using low molecular weight heparins as an alternative to heparin, especially as chronic therapy. In contrast to heparin, low molecular weight heparins tend to be more specific in their effect and may be administered once or twice daily by subcutaneous injection on an outpatient basis. Despite these advantages, low molecular weight heparins exhibit similar clinical challenges to those of heparin, including a weak effect in clot that has already formed and a comparable risk of bleeding. In addition, clinicians are currently unable to monitor the anticoagulant effects of low molecular weight heparins, making their use in angioplasty problematic.

Angiomax Potential Advantages

Angiomax is a peptide of 20 amino acids that is a quick-acting, direct and specific inhibitor of thrombin and is administered by intravenous injection. Angiomax is specific in that it only binds to thrombin and does not bind to any other blood factors or cells.

Angiomax was engineered based on the biochemical structure of hirudin, a natural 65-amino acid protein anticoagulant. However, Angiomax is reversible while hirudin is not. This reversibility is associated with a reduced risk of bleeding.

Angiomax has numerous clinical advantages over heparin including:

- Effective in clots. Angiomax, as a direct thrombin inhibitor, is equally effective on thrombin in the clot as well as thrombin in the blood;

- Reduced bleeding risk. As a reversible thrombin inhibitor, Angiomax has consistently shown clinically meaningful reductions in bleeding as compared to heparin;

- Predictability. A specified dose of Angiomax results in a predictable level of anticoagulation;

- Diminished adverse reaction risk. To date, Angiomax has not caused dangerous immunological reactions in clinical trials;

- Effective in sick patients. Angiomax is effective even in the presence of blood factors found in patients stressed by disease, for example heart attack patients; and

- Independent of other factors for effect. Unlike heparin, Angiomax's effect does not require the presence of antithrombin-III or any other factors to act on thrombin.

Angiomax Potential Applications

We believe that Angiomax will become the leading replacement for heparin in acute cardiovascular care. We plan to commercialize Angiomax first for use in patients undergoing coronary angioplasty. In addition, we are developing Angiomax for use as an alternative to heparin for the treatment of acute coronary syndromes, with a Phase 3 trial underway in AMI, a Phase 3 trial program underway in HIT/HITTS and a Phase 3 trial planned in patients with unstable angina. Our development plan is designed to highlight the clinical benefits of Angiomax initially in broad patient populations treated with heparin at high risk of clots or bleeding. We are also investigating other applications of Angiomax as an acute care product.

                         ANGIOMAX DEVELOPMENT PROGRAMS

                                    [GRAPH]
  [Graph depicting clinical status of our products and potential indications]

Use of Angiomax in Angioplasty

Angioplasty. Angioplasty is a procedure involving the inflation of a balloon or deployment of a stent or other device inside an obstructed artery to restore normal blood flow. The coronary angioplasty procedure itself increases the risk of coronary clotting potentially leading to myocardial infarction, or MI, urgent revascularization through repeat angioplasty or coronary artery bypass graft surgery, or CABG, or death.

Based on the most recently available hospital discharge data, in the United States, there were approximately 686,000 inpatient angioplasty procedures performed in 1997 and approximately 55,000 outpatient angioplasty procedures performed in 1996. In Europe, there were approximately 240,000 angioplasty procedures performed in 1996. We believe approximately one half of patients undergoing angioplasty in an inpatient hospital setting were admitted through the emergency room and may be categorized as high risk. Many of these high-risk patients have previously experienced a heart attack or have unstable angina.

To prevent clotting, anticoagulation therapy is routinely administered to patients undergoing angioplasty. Heparin is currently used as an anticoagulant in virtually all patients undergoing angioplasty. In addition, platelet inhibitors such as aspirin, an ADP inhibitor or a GP IIb/IIIa inhibitor are often administered.

A segment of patients undergoing angioplasty and receiving anticoagulation therapy are at risk of significant bleeding. For example, the risk is greater for patients who are elderly, female or low-weight.

Angiomax Clinical Experience in Angioplasty. To date, we and the licensor of Angiomax, Biogen, have conducted clinical trials of Angiomax in over 5,000 patients undergoing angioplasty. These trials have shown that Angiomax is a predictable anticoagulant, which can be used in combination with other therapies and which results in fewer adverse clinical events when compared to heparin.

---------------------------------------------------------------------------------------------------------
                                     ANGIOPLASTY TRIALS OF ANGIOMAX
---------------------------------------------------------------------------------------------------------
     LEAD INVESTIGATORS         COMPLETED    PATIENTS    PHASE            TRIAL/STUDY DESCRIPTION
---------------------------------------------------------------------------------------------------------
  E. Topol                        1992          291        2      Angiomax dose-ranging trial
---------------------------------------------------------------------------------------------------------
  J. Bittl                        1994        4,312        3      Pivotal angioplasty trials comparing
                                                                  Angiomax with high dose heparin in
                                                                  unstable angina patients
---------------------------------------------------------------------------------------------------------
  M. Abernathy,                   1999           30        3      Interaction study of Angiomax with
     P. Aylward                                                   Ticlid
---------------------------------------------------------------------------------------------------------
  L. Wallentin                    1999           40        3      Trial comparing Angiomax with heparin
                                                                  in patients switched from low molecular
                                                                  weight heparin
---------------------------------------------------------------------------------------------------------
  H. White, P. Aylward          Ongoing          26        3      Trial of Angiomax dosing in patients
                                                                  with impaired kidney function
---------------------------------------------------------------------------------------------------------
  E. Topol, N. Kleiman,           1999           60        3      CACHET-A trial comparing Angiomax with
     A.M. Lincoff,                                                heparin in full-dose ReoPro patients
     R. Harrington
---------------------------------------------------------------------------------------------------------
  E. Topol, N. Kleiman,           2000          210        3      CACHET-B/C trial comparing Angiomax
     A. M. Lincoff,                                               with ReoPro plus heparin in broad
     R. Harrington                                                patient group
---------------------------------------------------------------------------------------------------------
  R. Califf, K. Mahaffey        Ongoing          12        3      Study of Angiomax in HIT/HITTS patients
---------------------------------------------------------------------------------------------------------

Phase 3 Pivotal Trials in Angioplasty. Two similar, randomized double blind clinical trials compared the use of Angiomax to heparin in a total of 4,312 patients with unstable angina undergoing coronary balloon angioplasty. High doses of heparin were used in the trials. When measured seven days after treatment in the hospital, in comparison to heparin-treated patients in the trials, Angiomax-treated patients experienced:

- 43% fewer clinical events as measured by death, life-threatening MI, known as Q-wave MI, revascularization procedures or major bleeding;

- 20% fewer ischemic events as measured by death, revascularization or MI, including Q-wave MI and less serious MI, also known as non Q-wave MI; and

- 62% or 65% less bleeding, as measured by a protocol-defined end point of major bleeding or the transfusion of two or more units of blood, respectively.

The following table summarizes the combined clinical results for all unstable angina patients in the pivotal Phase 3 angioplasty trials.

                                                              --------------------------------------------------
                                                                                       PERCENTAGE
                                                                                        REDUCTION
                                                                                       IN ADVERSE
                                                              ANGIOMAX    HEPARIN    CLINICAL EVENTS    P-VALUE*
                                                              --------    -------    ---------------    --------
Number of Patients..........................................   2,161       2,151
In hospital up to 7 days
  Death, MI (Q-wave), revascularization or major bleeding...     8.3%       14.5%          43%           <0.001
  Death, MI (Q-wave) or revascularization...................     5.4%        6.6%          19%            0.077
  Death, MI (Q-wave or non Q-wave) or revascularization.....     6.2%        7.9%          20%            0.039
  Major bleeding............................................     3.5%        9.3%          62%           <0.001
  Transfusion...............................................     2.0%        5.7%          65%           <0.001
At 90 days
  Death, MI or revascularization............................    15.2%       17.4%          13%            0.043

---------------
* The statistical significance of clinical results is determined by a widely-used statistical method that establishes the p-value of clinical results. For example, a p-value of less than 0.01 (p<0.01) means that the chance of the clinical results occurring by accident is less than 1 in 100.

The trials included a prospectively defined and separately stratified group of 741 patients, who had experienced an MI during the two weeks prior to angioplasty. The benefits of Angiomax as a direct thrombin inhibitor, compared to heparin as an indirect thrombin inhibitor, were more pronounced for this group of 741 patients who had experienced an MI during the two weeks prior to angioplasty. When measured seven days after treatment in the hospital, the Angiomax-treated patients experienced the following benefits:

- 64% fewer clinical events as measured by death, Q-wave MI, revascularization procedures or major bleeding;

- 51% fewer ischemic events as measured by death, revascularization, Q-wave MI or non Q-wave MI; and

- 76% or 80% less bleeding, as measured by a protocol-defined major bleeding or as measured by a transfusion of two or more units of blood.

The following table summarizes the combined clinical results of the group of patients who had experienced a heart attack or MI during the two weeks prior to angioplasty in the pivotal Phase 3 angioplasty trials.

                                                              --------------------------------------------------
                                                                                       PERCENTAGE
                                                                                        REDUCTION
                                                                                       IN ADVERSE
                                                              ANGIOMAX    HEPARIN    CLINICAL EVENTS    P-VALUE
                                                              --------    -------    ---------------    --------
Number of Patients..........................................     369         372
In hospital up to 7 days
  Death, MI (Q-wave), revascularization or major bleeding...     6.5%       18.3%          64%           <0.001
  Death, MI (Q-wave) or revascularization...................     3.3%        9.1%          64%           <0.001
  Death, MI (Q-wave or non Q-wave) or revascularization.....     4.9%        9.9%          51%            0.009
  Major bleeding............................................     2.4%       11.8%          80%           <0.001
  Transfusion...............................................     1.6%        6.7%          76%           <0.001
At 90 days
  Death, MI or revascularization............................    10.3%       19.1%          46%           <0.001

Recent trends in interventional cardiology have resulted in heparin doses lower than those used in the Angiomax pivotal Phase 3 trials in angioplasty. We believe that this trend has been encouraged by the increasing combined use of platelet inhibitors and heparin in angioplasty. In most recent major angioplasty trials with GP IIb/IIIa inhibitors, lower heparin doses were used than in the Angiomax pivotal Phase 3 trials.

Heparin Dosing in Pivotal Phase 3 Angioplasty Trial. Analyses of data from a wide array of recent angioplasty trials show that the bleeding rates for the heparin patients in our trials were not higher than the bleeding rates for other trials where lower doses of heparin were used. Ischemic event rates for patients in the Angiomax pivotal Phase 3 trials were lower than for patients receiving lower doses of heparin without a GP IIb/IIIa inhibitor in other clinical studies.

CACHET-B/C Trials in Angioplasty. In February 2000, we completed the CACHET-B/C study, a 210 patient randomized, multicenter study, in angioplasty. The trial analyzed the use of Angiomax versus low-dose heparin. All heparin patients received ReoPro. Although Angiomax patients could receive ReoPro under certain circumstances, physicians in the trial opted not to use ReoPro in 76% of the Angiomax patients.

The CACHET-B/C patient study population was broader than in earlier Angiomax trials, targeting lower risk patients undergoing angioplasty with expected stenting. Heparin and Angiomax doses were designed to achieve similar levels of anticoagulation. Aspirin with Ticlid or Plavix was used in most patients. As in previous trials, Angiomax provided predictable levels of dose response anticoagulation.

The combined incidence of death, MI, revascularization or major bleeding reported within seven days was 3.5% in Angiomax patients and 14.1% in heparin and ReoPro patients with a p-value of 0.013.

Low platelet count, or thrombocytopenia, was significantly less frequent among Angiomax patients than among heparin/Reopro patients with a p-value of 0.012. Other adverse events occurred with similar frequency in both groups. Angiomax showed no apparent pharmacological interaction with ReoPro.

The results of the CACHET-B/C study provides more support for the use of Angiomax as a foundation anticoagulant for angioplasty. In this study, Angiomax demonstrated predictable reversible anticoagulation and improved net clinical benefit over heparin. In addition, by decreasing major bleeds and reducing the need for revascularization and drug costs, we believe substantial cost savings are possible for hospitals on average for patients treated with Angiomax.

Angiomax Commercialization Plans for Angioplasty. If approved for angioplasty, we plan to launch Angiomax in the United States by contracting with external sales organizations and by using an internal sales force or by collaborating with another company to sell Angiomax. We plan to focus our Angiomax marketing efforts on interventional cardiologists and other key clinical decision-makers for Angiomax. Because most of the angioplasty procedures in the United States are performed in a relatively small number of cardiac catheterization laboratories, we believe that our marketing strategy in angioplasty can be implemented effectively and efficiently by a relatively small sales force.

We expect Angiomax to provide cost savings to medical decision-makers using Angiomax as part of a safe and effective anticoagulant therapy. Many United States hospitals receive a fixed reimbursement amount for the angioplasties they perform. Because this amount is not based on the actual expenses the hospital incurs, the use of Angiomax has the potential to reduce a hospital's cost of treating an angioplasty patient by reducing bleeding and ischemic events and reducing the need for other treatment therapies. From 1995 to 1997, the incremental costs to a hospital averaged the following: approximately $12,000 for an angioplasty patient receiving a 2-unit transfusion; approximately $4,000 for revascularization in the form of a repeat angioplasty; and approximately $17,000 for an angioplasty patient revascularized by means of coronary artery bypass graft surgery. We plan to price Angiomax at a level that provides hospitals with cost savings based on reductions in clinical events and reductions in drug costs.

If Angiomax is approved for use in other indications, such as AMI or unstable angina, we intend to market Angiomax for these indications in the United States by contracting with external sales organizations, by using an internal sales force or by collaborating with other biopharmaceutical companies.

Acute Myocardial Infarction

Acute myocardial infarction is a leading cause of death. AMI occurs when coronary arteries, which supply blood to the heart, become completely blocked with clot. AMI patients are routinely treated with heparin, with and without fibrinolytics. Heart attack patients are increasingly undergoing angioplasty as a primary treatment to unblock clotted arteries.

Based on the most recently available hospital discharge data, in 1997, there were approximately 756,000 AMI patients in the United States who were treated in a hospital.

Angiomax Clinical Experience in AMI. To date, we and Biogen have conducted clinical trials comparing Angiomax and heparin in over 7,500 AMI patients.

         LEAD INVESTIGATORS            COMPLETED    PATIENTS    PHASE             TRIAL DESCRIPTION
         ------------------            ---------    --------    -----   -------------------------------------
P. Theroux...........................      1992          45       2     Dose-ranging trial comparing Angiomax
                                                                        with heparin administered prior to a
                                                                        fibrinolytic
P. Theroux...........................      1993          68       2     Dose-ranging trial comparing Angiomax
                                                                        with heparin administered prior to a
                                                                        fibrinolytic
H. White.............................      1996         412       2     HERO-1: Dose-ranging trial comparing
                                                                        Angiomax with heparin administered
                                                                        following a fibrinolytic
H. White, R. Califf..................   Ongoing       7,800       3     HERO-2: Mortality trial comparing
                                                                        Angiomax
F. Van de Werf                                                          with heparin administered prior to a
P. Aylward                                                              fibrinolytic in up to 17,000 patients

---------------

The first two trials compared two doses of Angiomax with heparin as therapy administered in advance of streptokinase, a fibrinolytic, in heart attack patients. The trials were designed to compare the difference in rates of blood flow following therapy. The third trial, the Hirulog Early Reperfusion/Occlusion-1 trial, or the HERO-1 trial, was a multi-center, randomized, double blind comparison involving 412 patients. In this trial, patients with AMI were administered heparin or one of two doses of Angiomax as therapy following the administration of streptokinase and aspirin. Blood flow rates after therapy were evaluated using a standard measure of coronary artery blood flow.

The three Phase 2 trials demonstrated that use of Angiomax:

- resulted in normal blood flow in at least 34% more patients than heparin; and

- resulted in substantially less bleeding and the need for fewer transfusions than heparin.

The following table summarizes the clinical results for AMI patients in the Phase 2 clinical trials comparing Angiomax to heparin as combined with a fibrinolytic:

                                                              ----------------------------------------------
                                                              ANGIOMAX    HEPARIN     PERCENTAGE
                                                              PATIENTS    PATIENTS    IMPROVEMENT    P-VALUE
                                                              --------    --------    -----------    -------
Theroux Montreal Heart Institute Study 1 (45 patients)
  Full blood flow at 90 minutes.............................     67%         40%           67%         0.08
Theroux Montreal Heart Institute Study 2 (68 patients)
  Full blood flow at 90 minutes.............................     71%         31%          129%        0.006
  Transfusion...............................................      5%         31%           84%        <0.02
HERO-1 Trial (412 patients)
  Full blood flow at 90 minutes.............................     47%         35%           34%        0.024
  Major bleeding............................................     17%         28%           39%        <0.01

---------------
Based on the results of these Phase 2 trials, we have initiated a worldwide 17,000 patient Phase 3 clinical trial in AMI. In this HERO-2 Phase 3 trial, AMI patients receive Angiomax or heparin prior to treatment with a fibrinolytic. All patients receive aspirin and Streptase, a fibrinolytic. This trial is designed to demonstrate statistically significant improvement in 30-day cumulative mortality among patients receiving Angiomax, thus establishing Angiomax as the only direct thrombin inhibitor with mortality benefit compared to heparin in the management of AMI.

We are coordinating the HERO-2 trial with the Virtual Coordinating Center for Global Collaborative Cardiovascular Research Organization, commonly referred to as VIGOUR, an academic consortium of leading cardiologists and their affiliated institutions established to coordinate the efforts of large global clinical trials in cardiology. The trial has been approved in 43 countries, has over 500 active sites and is enrolling approximately 700 patients per month. To date, approximately 7,800 patients have been enrolled in the trial. We expect the trial to complete enrollment by the first half of 2001.

Following enrollment of approximately 2,000 and 5,000 patients, an independent panel, the Drug Safety Monitoring Board, reviewed safety data from the trial to determine whether there were safety issues that would warrant modification or early termination of the trial. The Board completed the second planned review in March 2000, and the trial is proceeding without modification. In contrast, two previous trials using high doses of hirudin in patients including heart attack patients were stopped early because of excessive bleeding in the hirudin patients.

Acute Coronary Syndromes/Unstable Angina

Unstable angina is a condition in which patients experience the new onset of severe chest pain, increasingly frequent chest pain or chest pain that occurs while they are resting. Unstable angina is caused most often by a rupture of plaque on an arterial wall that ultimately decreases coronary blood flow but does not cause complete blockage of the artery. There are approximately 948,000 cases of unstable angina in the United States reported each year. Unstable angina is often treated in hospitals with anticoagulation therapy that may include aspirin, indirect thrombin inhibitors such as heparin or low molecular weight heparin and GP IIb/IIIa inhibitors. Many unstable angina patients undergoing angioplasty or CABG.

Angiomax Clinical Experience in Unstable Angina. To date, we and Biogen have completed five Phase 2 trials of Angiomax in patients with unstable angina or who had experienced non Q-wave MI. These trials enrolled a total of 630 patients, of whom 553 received various doses of Angiomax. These studies have demonstrated that Angiomax is an anticoagulant which can be administered safely in patients with unstable angina.

The largest of these Phase 2 trials was a multicenter, double blind, placebo-controlled and randomized study in 410 patients with unstable angina or who had experienced an MI resulting in only temporary damage to the heart. The trial compared the effect of three active dose levels and one placebo dose level of Angiomax with respect to death, MI, recurrent angina and major bleeding. Angiomax demonstrated a significant correlation between dose and anticoagulant effect.

In comparison to 160 patients treated with placebo doses in the trial, 250 patients treated with active doses of Angiomax experienced:

- a 68% reduction in death or MI in hospital with a p-value equal to 0.009; and

- a 59% reduction in death or MI after six weeks with a p-value equal to 0.014.

Other Indications

We and Biogen have conducted a number of additional clinical trials of Angiomax for other indications.

HIT/HITTS. Approximately one to three percent of patients who have received heparin for seven to 14 days experience a condition known as HIT/HITTS. The underlying mechanism for the condition appears to be an immunological response to a complex formed by heparin and another factor, resulting in the lowering of platelet counts, commonly referred to as thrombocytopenia, and in some cases in arterial or venous clotting, which may result in the need for limb amputation, or death. Because further administration of heparin is not possible, an alternative anticoagulant is necessary.

Prior to 1997, Angiomax was administered to a total of 39 HIT/HITTS patients undergoing angioplasty requiring anticoagulation for invasive coronary procedures or treatment of thrombosis. For those patients undergoing angioplasty and other procedures, Angiomax provided adequate anticoagulation, was well-tolerated and rarely resulted in bleeding complications.

Based upon the encouraging data in 39 patients, we are currently enrolling patients in a trial designed to evaluate the use of Angiomax for treatment of HIT/HITTS patients undergoing angioplasty. The trial has enrolled 12 patients to date and plans to enroll 50 patients in total.

Deep Venous Thrombosis. Thirty-one patients with clots in the veins in their legs and 222 patients undergoing orthopedic surgical procedures were treated with Angiomax in two open-label, dose-ranging Phase 2 trials in 1990. Both studies established that Angiomax was an active and well-tolerated anticoagulant and that the anticoagulant effects correlated with the dose of Angiomax.

We are actively considering further development plans to expand the uses of Angiomax in venous thrombosis and other indications.

Regulatory Status. In May 2000, we received an approvable letter from the FDA for the use of Angiomax in the treatment of patients undergoing coronary balloon angioplasty. Under the terms of the approvable letter, before the FDA will approve our NDA for Angiomax, the manufacturing facilities for Angiomax must pass an FDA inspection, and we must comply with other conditions. These conditions include adopting FDA-recommended changes to the proposed labeling for Angiomax, making changes in documents describing our manufacturing and packaging and recruiting and treating up to 10 additional patients in an ongoing study in which 26 patients with reduced kidney function have been enrolled. We are seeking to obtain FDA approval in time to launch Angiomax in the United States within the next 12 months.

In February 1998 we submitted a Marketing Authorization Application or MAA to the European Agency for the Evaluation of Medicinal Products or EMEA for use in unstable angina patients undergoing angioplasty. Following extended interaction with European regulatory authorities, the Committee of Proprietary Medicinal Products, or CPMP, of the EMEA voted in October 1999 not to recommend Angiomax for approval in angioplasty. The United Kingdom and Ireland dissented from this decision. We have withdrawn our application to the EMEA and are in active dialog with European regulators to determine our alternative courses of action.

Angiomax was approved in New Zealand in September 1999 for use as an anticoagulant in patients undergoing angioplasty. We have submitted an application in Canada to market Angiomax for use in unstable angina patients undergoing angioplasty and are in active dialogue with Canadian regulators.

CTV-05

In 1999, we acquired from GyneLogix, Inc. exclusive worldwide rights to CTV-05, a strain of bacteria under clinical investigation for a broad range of applications in the areas of gynecological and reproductive health. CTV-05, a proprietary biotherapeutic agent, is being studied in a Phase 2 trial for the treatment of bacterial vaginosis which is an imbalance of the naturally occurring organisms of the vagina. Bacterial vaginosis, or BV, is the most common gynecological infection in women of childbearing age.

Bacterial Vaginosis

BV develops when certain bacteria normally present in the vagina in low levels multiply to infectious levels. BV is associated with serious health risks such as pelvic inflammatory disease, pre-term birth, post-surgical infection and an increased susceptibility to sexually transmitted diseases, including AIDS. In the United States, approximately 4.5 million prescriptions are written for women seeking treatment for BV annually. The standard treatments currently prescribed for BV are oral or topical antibiotics including metronidazole and clindamycin. These treatments are not optimal, having significant recurrence rates. Moreover, antibiotic use depletes a beneficial bacteria called lactobacilli.

CTV-05: Rationale, Product Profile and Clinical Studies

A healthy vagina is principally populated by lactobacilli. The presence of lactobacilli in the vagina, particularly those that produce hydrogen peroxide, has been linked to decreased incidence of BV and other urinary tract and gynecological infections. However, many women lack sufficient populations of hydrogen peroxide-producing lactobacilli to maintain vaginal health, making them more susceptible to infection.

Studies have shown that the CTV-05 strain of lactobacillus is able to restore the natural balance of the bacteria in the vagina and produce both hydrogen peroxide and lactic acid, substances which are active against disease-causing bacteria and serve a protective role. Because of this, CTV-05 has the potential to improve cure rates when used in conjunction with approved antibiotics, to prevent BV recurrence and thus to reduce serious health risks.

We have entered into an agreement with the National Institute of Health, commonly referred to as NIH, to jointly conduct a Phase 2 safety and efficacy trial of CTV-05 administered topically to BV patients. The study, funded by NIH, is primarily designed to show whether CTV-05 improves cure rates of BV at 30 days. The study will be the first large trial to look at recurrence rates of BV at 90 days. We plan to enroll 350 patients in the trial at three sites, and expect to conclude the trial by early 2001.

Other Indications

Recently completed studies by GyneLogix under a Center for Disease Control and Prevention grant, have shown that CTV-05 is active against the organisms which cause urinary tract infections, yeast infections and gonorrhea. We plan to conduct pilot clinical studies in these indications.

PRODUCT ACQUISITION STRATEGY

We plan to continue to acquire, develop and commercialize late-stage product candidates that make a clinical difference to patients managed by focused groups of medical decision makers. Our strategy is to acquire late-stage development product candidates with an anticipated time to market of four years or less and existing clinical data which provides reasonable evidence of safety and efficacy. In making our acquisition decisions we attempt to select products that meet these criteria and achieve high investment returns by:

- understanding the market opportunity for initially-targeted uses of the drug;

- assessing the investment and development programs that will be necessary to achieve a marketable product profile in these initial uses; and

- attempting to structure the design of our development programs to obtain critical information early relating to the clinical and economic performance of the product, so that we can make key development decisions.

To date, we have implemented this strategy with Angiomax, CTV-05 and IS-159.

We intend to acquire product candidates with possible uses and markets beyond those on which our initial investment program will be focused. We plan to acquire other product candidates that will enhance the critical care franchise we are building around Angiomax. We are also seeking other specialty anti-infective product candidates that will fit into the franchise we expect to build around CTV-05.

We have assembled a management team with significant experience in drug development and in drug product launches and commercialization.

MANUFACTURING

We do not intend to build or operate manufacturing facilities but instead intend to enter into contracts for manufacturing development and/or commercial supply.

Angiomax

We have successfully transferred the Angiomax pharmaceutical development package from Biogen to appropriate contract development laboratories. Working with these laboratories, we have successfully generated data, assays and analyses to make appropriate regulatory filings and to respond to regulatory agency questions.

All Angiomax bulk drug substance used in non-clinical and clinical work performed to date has been produced by UCB by means of a chemical synthesis process. We have ordered, and for the foreseeable future will order, Angiomax bulk drug substance from UCB under the validated manufacturing process. Using this process, UCB has successfully completed the manufacture of bulk drug substance and is in the process of manufacturing additional bulk drug substance for delivery in the third quarter of 2000.

Together with UCB, we have developed a second generation chemical synthesis process to improve the economics of the manufacturing of Angiomax bulk drug substance. This process, which must be approved by the FDA before it can be used, is known as the Chemilog process and involves limited changes to the early manufacturing steps of our current process in order to improve process economics. The Chemilog process produces material that is chemically equivalent to that produced using the current process. UCB has completed initial development of the process and is currently completing the manufacture of a pilot batch.

We have entered into a commercial development and supply agreement with UCB for production of Angiomax bulk drug substance utilizing the Chemilog process. Under terms of the agreement, UCB will prepare and file the necessary drug master file for regulatory approval of the Chemilog process. If the Chemilog process is successfully developed and regulatory approval is obtained, we expect this process will result in a reduced cost of manufacturing.

We have developed reproducible analytical methods and processes for the manufacture of Angiomax drug product by Ben Venue Laboratories. Ben Venue Laboratories has carried out all of our Angiomax fill-finish activities and has released product for clinical trials.

CTV-05

To date GyneLogix has manufactured all CTV-05 clinical trial material. Working with GyneLogix, we have initiated process development activities to enable scale-up and transfer of the manufacturing technology to a commercial contract manufacturer. We are reviewing several potential commercial suppliers for bulk substance and final dosage form.

STRATEGIC RELATIONSHIPS

In order to develop and commercialize our products, we leverage our resources by utilizing contract product development, manufacturing and sales companies.

UCB

In December 1999, we entered into a commercial development and supply agreement with UCB for the development and supply of Angiomax bulk drug substance. Under the terms of the agreement, UCB is also responsible for developing the Chemilog process in coordination with us and obtaining regulatory approval for use of the process. We will partially fund UCB's development activities. In addition, following successful development and regulatory approval of the Chemilog process, we have agreed to purchase Angiomax bulk drug substance exclusively from UCB at agreed upon prices for a period of seven years from the date of the first commercial sale of Angiomax produced under the Chemilog process.

PharmaBio/Quintiles

In August 1996, we entered into a strategic alliance with PharmaBio, a wholly owned subsidiary of Quintiles Transnational Corp. Under the terms of the strategic alliance agreement, PharmaBio and any of its affiliates who work on our projects will, at no cost to us, review and evaluate, jointly with us, development programs we design related to potential or actual product acquisitions. The purpose of this collaboration is to optimize the duration, cost, specifications and quality aspects of such programs. PharmaBio and its affiliates have also agreed to perform certain other services with respect to our products, including clinical and non-clinical development services, project management, project implementation, pharmacoeconomic services, regulatory affairs and post-marketing surveillance services and statistical, statistical programming, data processing and data management services. We have agreed to pay PharmaBio its standard fee for these other services, with certain exceptions for exceptional performance by PharmaBio. For more information regarding this alliance, please see "Transactions with Executive Officers, Directors and Five Percent Stockholders."

Innovex

In January 1997, we entered into a consulting agreement with Innovex, Inc., a subsidiary of Quintiles. Pursuant to the terms of the agreement, Innovex provides us with consulting services with respect to commercial clinical trials and pharmaceutical marketing and sales.

COMPETITION

The development and commercialization of new drugs is competitive and we will face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us, or may obtain FDA approval for their products more rapidly than we may obtain approval for ours.

Due to the incidence and severity of cardiovascular diseases, the market for therapeutic cardiovascular products is large and competition is intense and growing. We are developing Angiomax as an anticoagulant therapy for the acute treatment of ischemic heart disease. There are a number of anticoagulant therapies currently on the market, awaiting regulatory approval or in development.

In general, anticoagulant drugs may be classified in three groups: drugs that directly or indirectly target and inhibit thrombin or its formation, drugs that target and inhibit platelets activation and aggregation and drugs that break down fibrin. Indirect thrombin inhibitors include heparin and low molecular weight heparins such as Lovenox and Fragmin. Direct thrombin inhibitors include Angiomax, Novastan and hirudins such as Refludan. Platelet inhibitors include aspirin, Ticlid, Plavix, ReoPro, Integrilin and Aggrastat. Fibrinolytics include Streptase, Activase, Retevase and TNKase.

Because each group of anticoagulants acts on different clotting factors, we believe that there will be continued clinical work to determine the best combination of drugs for clinical use. We plan to position Angiomax as an alternative to heparin as baseline anticoagulation therapy for use in patients with ischemic heart disease to be used with aspirin alone or in conjunction with other fibrinolytic drugs or platelet inhibitors. We will compete with indirect and direct thrombin inhibitors on the basis of efficacy and safety, ease of administration and economic value. Heparin's widespread use and low cost to hospitals will provide a selling challenge.

We do not plan to position Angiomax as a direct competitor to platelet inhibitors such as ReoPro from Centocor, Inc., Johnson and Johnson and Eli Lilly and Company, Aggrastat from Merck, Inc. or Integrilin from Cor Therapeutics, Inc. and Schering-

Plough Corporation. Similarly, we do not plan to position Angiomax as a competitor to fibrinolytic drugs such as Streptase from Aventis, Retevase from Centocor, Inc., Johnson and Johnson, Activase, and TNKase from Genentech Inc. Platelet inhibitors and fibrinolytic drugs may, however, compete with Angiomax for the use of hospital financial resources. Many U.S. hospitals receive a fixed reimbursement amount per procedure for the angioplasties and other treatment therapies they perform. Because this amount is not based on the actual expenses the hospital incurs, U.S. hospitals may be forced to use either Angiomax or a platelet inhibitor or fibrinolytic drugs but not both.

The acquisition or licensing of pharmaceutical products is a competitive area, and a number of more established companies, which have acknowledged strategies to license or acquire products, may have competitive advantages as may other emerging companies taking similar or different approaches to product acquisition. In addition, a number of established research-based pharmaceutical and biotechnology companies may have acquired products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over us due to their size, cash flows and institutional experience.

Many of our competitors will have substantially greater financial, technical and human resources than we have. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated with our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that address unmet medical needs and create value in patient therapy.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

Our success will depend in part on our ability to protect the products we acquire or license by obtaining and maintaining patent protection both in the United States and in other countries. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We plan to prosecute and defend any patents or patent applications we acquire or license, as well as any proprietary technology.

We have exclusively licensed from Biogen patents and applications for patents covering Angiomax and Angiomax analogs and other novel anticoagulants as compositions of matter, and processes for using Angiomax and Angiomax analogs and other novel anticoagulants. We are responsible for prosecuting and maintaining such patents and patent applications. In all, we exclusively license 10 issued United States patents and a broadly filed portfolio of corresponding foreign patents and patent applications. We have not yet filed any independent patent applications.

The patent positions of pharmaceutical and biotechnology firms like ours in general, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of the applications we acquire or license will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to us, even if the eventual outcome is favorable to us. There can be no assurance that the patents, if issued, would be held valid by a court of competent jurisdiction. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology.

The development of anticoagulants is intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in this field. Some of these applications are competitive with applications we have acquired or licensed, or conflict in certain respects with claims made under such applications. Such conflict could result in a significant reduction of the coverage of the patents we have acquired or licensed, if issued, which would have a material adverse effect on our business, financial condition and results of operations. In addition, if patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, no assurance can be given that we would be able to obtain licenses to these patents at a reasonable cost, or develop or obtain alternative technology.

We also rely on trade secret protection for our confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect our trade secrets.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the our trade secrets in the event of unauthorized use or disclosure of such information.

GOVERNMENT REGULATION

Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing of our products. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and, in the case of biologics, also under the Public Health Service Act, and implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as the FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecution.

The steps required before a drug may be marketed in the United States include:

- pre-clinical laboratory tests, animal studies and formulation studies;

- submission to the FDA of an investigational new drug exemption, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

- adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

- submission to the FDA of an NDA or biologics license application, or BLA;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices, or cGMP; and

- FDA review and approval of the NDA or BLA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the investigational new drug exemption.

Clinical trials typically are conducted in three sequential Phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase 1 usually involves the initial introduction of the investigational drug into people to evaluate its safety, dosage tolerance, phamacodynamics, and, if possible, to gain an early indication of its effectiveness. Phase 2 usually involves trials in a limited patient population to:

- evaluate dosage tolerance and appropriate dosage;

- identify possible adverse effects and safety risks; and

- evaluate preliminarily the efficacy of the drug for specific indications.

Phase 3 trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. We cannot guarantee that Phase 1, Phase 2 or Phase 3 testing will be completed successfully within any specified period of time, if at all. Furthermore, we or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application and the manufacturing facilities are acceptable, the FDA will issue an approval letter. If the FDA determines the application or manufacturing facilities are not acceptable, the FDA will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims are subject to further FDA review and approval.

In May 2000, we received an approvable letter from the FDA for the use of Angiomax for the treatment of patients with unstable angina undergoing coronary balloon angioplasty. Under the terms of the letter, before the FDA will approve our NDA for Angiomax, the FDA must inspect the manufacturing facilities for Angiomax, and we must comply with certain other conditions, including adopting FDA-recommended changes to the proposed labeling for Angiomax. The FDA has also asked for changes in documents describing our manufacturing and packaging, and has asked us to recruit and treat up to 10 additional patients in an ongoing study in which 26 patients with reduced kidney function have been enrolled to date.

If regulatory approval is obtained, we will be required to comply with a number of post-approval requirements. For example, as a condition of approval of an application, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy. In addition, holders of an approved NDA or BLA are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with current good manufacturing practices and other aspects of regulatory compliance.

We use and will continue to use third-party manufacturers to produce our products in clinical and commercial quantities, and we cannot be sure that future FDA inspections will not identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product may result in restrictions on a product, manufacturer, or holder of an approved NDA or BLA, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

FACILITIES

We currently lease approximately 9,000 square feet of office space in Cambridge, Massachusetts. We believe our current facilities will be sufficient to meet our needs through 2000 and that additional space will be available on commercially reasonable terms to meet our space requirements thereafter. We also have offices in Parsippany, New Jersey, Princeton, New Jersey, Oxford, United Kingdom, Basel, Switzerland and Parnell, Auckland, New Zealand.

LEGAL PROCEEDINGS

From time to time we have been and expect to continue to be subject to legal proceedings and claims in the ordinary course of business. We currently are not a party to any material legal proceeding.

EMPLOYEES AND CONSULTANTS

We believe that our success will depend greatly on our ability to identify, attract and retain capable employees. We have assembled a management team with significant experience in drug development and commercialization.

As of May 17, 2000, we employed 39 persons, of whom seven hold M.D. and/or Ph.D. degrees, and eight of whom hold other advanced degrees. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

---------------------------------------------------------------------------------------------------------
NAME                                              AGE    POSITION
---------------------------------------------------------------------------------------------------------
Clive A. Meanwell, M.D., Ph.D.*.................  43     Chief Executive Officer, President and Director
Peyton J. Marshall, Ph.D.*......................  45     Senior Vice President and Chief Financial
                                                         Officer
David M. Stack*.................................  49     Senior Vice President
John Nystrom, Ph.D.*............................  55     Vice President and Chief Technical Officer
Gary Cupit, Pharm. D............................  54     Vice President
Dermot Liddy, M.B.A.*...........................  40     Vice President
Frederick Paster, M.Sc., M.B.A..................  35     Vice President
Tom Quinn.......................................  42     Vice President
John Richards, D.Phil*..........................  44     Vice President
Fred Ryan, M.B.A................................  48     Vice President
John Villiger, Ph.D.*...........................  45     Vice President
Leonard Bell, M.D...............................  42     Director
Dennis B. Gillings, Ph.D........................  56     Director
Anders D. Hove, M.D., M.Sc., M.B.A(1)...........  35     Director
M. Fazle Husain(2)..............................  36     Director
T. Scott Johnson, M.D...........................  53     Director
Armin M. Kessler, Dh.c..........................  62     Director
James E. Thomas, M.Sc.(2).......................  40     Director
Robert A. Yedid, M.Sc.(1).......................  43     Director

---------------
 *  Executive Officer

(1) Member of Audit Committee

(2) Member of the Compensation Committee

Set forth below is certain information regarding the business experience during the past five years for each of the above-named persons.

Clive A. Meanwell, M.D., Ph.D. has been our Chief Executive Officer and President and a director since the inception of our company in July 1996. From 1995 to 1996, Dr. Meanwell was a Partner and Managing Director at MPM Capital L.P., a venture capital firm. From 1986 to 1995, Dr. Meanwell held various positions at Hoffmann-La Roche, including Senior Vice President, from 1992 to 1995, Vice President from 1991 to 1992 and Director of Product Development from 1986 to 1991. Dr. Meanwell was also a member of Hoffmann-La Roche's pharmaceutical division operating board, its research and development board and its portfolio management committee. During his tenure as Director of Product Development, Dr. Meanwell had responsibility at Hoffmann-La Roche for the development and launch of Neupogen. During his tenure as Vice President, Worldwide Drug Regulatory Affairs, he had management responsibility for the regulatory approval of eight new products and nine significant line extensions of products. Dr. Meanwell also led an initiative at Hoffmann-La Roche to reengineer the drug development process with the goal of cutting the time and cost of drug development. Dr. Meanwell received his M.D. and Ph.D. from the University of Birmingham, United Kingdom.

Peyton J. Marshall, Ph.D. has been a Senior Vice President since January 2000 and our Chief Financial Officer since joining us in October 1997. From 1995 to October 1997, Dr. Marshall was based in London as a Managing Director and head of European Corporate Financing and Risk Management Origination at Union Bank of Switzerland, an investment banking firm. From 1986 to 1995, Dr. Marshall held various investment banking positions at Goldman Sachs and Company, including head of European product development from 1987 to 1993 and Executive Director, Derivatives Origination from 1993 to 1995. From 1981 to 1986, Dr. Marshall held numerous product development positions at The First Boston Corporation and was an Assistant Professor of Economics at Vanderbilt University. Dr. Marshall received his Ph.D. in economics from the Massachusetts Institute of Technology.

David M. Stack has been a Senior Vice President since April 2000. Since January 2000, Mr. Stack has served as President and General Partner of Stack Pharmaceuticals, Inc., a commercialization, marketing and strategy consulting firm serving pharmaceutical companies, and as a Senior Advisor to the Chief Executive Officer of Innovex Americas, a contractual pharmaceutical organization. Mr. Stack served as President and General Manager of Innovex Americas from May 1995 to December 1999. From April 1993 to May 1995, Mr. Stack served as Vice President, Business Development and Marketing at Immunomedics, Inc., a biotechnology company specializing in monoclonal antibodies in diagnostics and therapeutics. From September 1981 to March 1993, Mr. Stack served as Director, Business Development and Planning, Infectious Disease, Oncology and Virology at Roche Laboratories, a division of Hoffmann-La Roche, where he was the Rocephin Product Director from June 1989 to December 1992. Mr. Stack currently serves as director of Bio Imaging Laboratories, Inc. Mr. Stack received his B.S. in biology from Siena College and his B.S. in pharmacy from Albany College of Pharmacy.

John Nystrom, Ph.D. has been Vice President since October 1998 and our Chief Technical Officer since December 1999. From July 1979 to October 1998, Dr. Nystrom was employed by the Arthur D. Little, an international technology and management consulting firm. During his 19 years with the firm he held numerous positions consulting to the fine chemical, biotechnology and pharmaceutical industries. In 1994 he was elected a Vice President of the firm. His last position with the firm was that of Vice President and Director. Dr. Nystrom currently serves as a director of Cangene Corp. Dr. Nystrom received his B.S. and Ph.D. in chemical engineering from the University of Rhode Island.

Gary Cupit, Pharm.D. has been a Vice President since 1999, with a focus on the marketing strategy and launch plan for Angiomax. From 1987 to 1998, Dr. Cupit was employed by SmithKline Beecham Pharmaceuticals in various positions in sales, marketing and new product development. Before joining SmithKline Beecham, Dr. Cupit was on the faculty of New York Hospital-Cornell Medical Center, the University of California at San Francisco, the University of Pennsylvania and the University of Tennessee. Dr. Cupit received his B.S. in pharmacy from the Medical College of Virginia and his Pharm.D. from the Philadelphia College of Pharmacy and Science.

Dermot Liddy, M.B.A. joined us October 1997 and has been a Vice President since September 1998, with a focus on new therapeutic areas and businesses. Since August 1999, Mr. Liddy has served as project leader of the development program for CTV-05. From September 1996 to October 1997, Mr. Liddy was an associate at MPM Capital, a venture capital firm. In August 1994, Mr. Liddy cofounded the Limerick Company, an agro-biotech start-up in Israel. From 1990 to 1993, Mr. Liddy was employed by a Liechtenstein-based investment syndicate. Mr. Liddy received his B.A. in psychology and M.B.A. from Trinity College in Dublin, Ireland.

Frederick Paster, M.Sc., M.B.A. has been a Vice President since September 1999, with a focus on worldwide product partnering, product development strategy and market/pricing analysis. Mr. Paster is also involved in new product acquisitions and corporate partnerships. From 1994 until he joined us in September 1998, Mr. Paster was a Manager with The Boston Consulting Group, a management consulting firm. From 1990 to 1992, Mr. Paster was located in Germany and Belgium as European Programs Manager for ESI, a computer software and services firm. Mr. Paster received his B.S. and M.Sc. degrees in engineering from the Massachusetts Institute of Technology and received his M.B.A. from the Harvard Business School.

Tom Quinn has been a Vice President since April 2000, with a focus on the launch of Angiomax, business development and product in-licensing. Mr. Quinn has also served as a Partner and the Vice President of Marketing of Stack Pharmaceuticals, Inc. since January 2000. From July 1997 to January 2000, Mr. Quinn was Vice President, Business Development at Innovex, a contract pharmaceutical organization. From January 1996 to July 1997, Mr. Quinn was employed by the Bristol-Myers Squibb Strategic Planning/New Business Development Department where his responsibilities included domestic and global portfolio management and franchise development. From April 1992 to December 1995, Mr. Quinn was involved in the commercial start-up of Boehringer Mannheim's launch of the U.S. Therapeutics Division.

John Richards, D.Phil. joined us in October 1997 and has been a Vice President since 1999, with a focus on product manufacturing and quality. From 1993 until he joined us in October 1997, Dr. Richards was Director of Process Development at Immulogic Pharmaceutical Corporation, a pharmaceutical company. From 1989 to 1993, Dr. Richards was a Technical Manager at Zeneca PLC, a pharmaceutical company, where he developed and implemented processes for the manufacture of peptides as pharmaceutical active intermediates. In 1986, Dr. Richards helped establish Cambridge Research Biochemicals, a manufacturer of peptide-based products for pharmaceutical and academic customers. Dr. Richards received his M.A. and D.Phil in organic chemistry from the University of Oxford, United Kingdom, and has carried out post-doctoral research work at the Medical Research Councils Laboratory of Molecular Biology in Cambridge, United Kingdom.

Fred Ryan, M.B.A. has been a Vice President since April 2000, with a focus on corporate strategic development, Angiomax launch planning and new product acquisitions. Since April 2000 Mr. Ryan has also served as a Partner and the Vice President of Business Development of Stack Pharmaceuticals, Inc. From 1985 to 2000, he held senior management positions with

Novartis Pharmaceuticals in Finance and Business Development, most recently as Executive Director/Business Unit Head responsible for sales and marketing of a portfolio products in excess of $500 million in sales annually. He received his B.S. and B.A. degrees from Bryant College and his M.B.A. from Fairleigh Dickinson University.

John Villiger, Ph.D. has been a Vice President since March 1997, with a focus on cardiovascular product development. From December 1986 until he joined us in March 1997, Dr. Villiger held various positions in product development at Hoffmann-La Roche, including Head of Global Project Management from 1995 to 1996 and International Project Director from 1991 to 1995. As Head of Global Project Management, Dr. Villiger was responsible for overseeing the development of Hoffmann-LaRoche's pharmaceutical portfolio, with management responsibility for over 50 development programs. As International Project Director, Dr. Villiger was responsible for the global development of Tolcapone also known as tasmar. Dr. Villiger received his Ph.D. in neuropharmacology from the University of Otago.

Leonard Bell, M.D. has been a director since May 2000. Dr. Bell currently serves as the President and Chief Executive Officer, Secretary and Treasurer of Alexion Pharmaceuticals, Inc., a pharmaceutical company, which positions he has held since January 1992. From 1991 to 1992, Dr. Bell was an Assistant Professor of Medicine and Pathology and co-Director of the Program in Vascular Biology at the Yale University School of Medicine. From 1990 to 1992, Dr. Bell was an attending physician at the Yale-New Haven Hospital and an Assistant Professor in the Department of Internal Medicine at the Yale University School of Medicine. Dr. Bell was the recipient of the Physician Scientist Award from the National Institutes of Health and Grant-in-Aid from the American Heart Association as well as various honors and awards from academic and professional organizations. His work has resulted in more than 20 scientific publications and three patent applications. Dr. Bell is a director of the Connecticut Technology Council and Connecticut United For Research Excellence, Inc. He also served as a director of the Biotechnology Research and Development Corporation from 1993 to 1997. Dr. Bell received his A.B. from Brown University and M.D. from the Yale University School of Medicine. Dr. Bell is currently an Adjunct Assistant Professor of Medicine and Pathology at the Yale University School of Medicine. Dr. Bell also serves as a director of Alexion Pharmaceuticals, Inc.

Dennis B. Gillings, Ph.D. has been a director since September 1996. Dr. Gillings has served as Chairman and Chief Executive Officer of Quintiles Transnational Corp., since its founding by him in 1982. Quintiles provides integrated product development, commercial development and other services to the pharmaceutical, biotechnology, medical device and healthcare industries. From 1972 to 1988, Dr. Gillings was a Professor of Biostatistics at the University of North Carolina at Chapel Hill. Dr. Gillings serves as a director of ICAgen, Inc. and Triangle Pharmaceuticals, Inc. Dr. Gillings received his diploma in mathematical statistics from Cambridge University and his Ph.D. in mathematics from the University of Exeter, United Kingdom.

Anders Hove, M.D., M.Sc., M.B.A. has been a director since December 1998. Dr. Hove has been a member of the Bellevue Group since 1996, which focuses on investing in public and private biotechnology companies in the United States and in Europe. From 1991 to 1996, Dr. Hove held various positions at Ciba-Geigy Pharmaceuticals Division in clinical development, international marketing and business development. Dr. Hove currently serves as a director of Virologic, Inc., a biotechnology company. Dr. Hove received his M.B.A. from INSEAD and his M.D. from the University of Copenhagen.

M. Fazle Husain has been a director since September 1998. Since 1991, Mr. Husain has been a General Partner of Morgan Stanley Venture Partners, L.P., a private partnership affiliated with Morgan Stanley Dean Witter. Mr. Husain focuses primarily on investments in the health care industry, including health care services, medical technology and health care information technology. He currently serves on the board of directors of IntegraMed America, Inc., Allscripts, Inc., Healthstream, Inc. and Cardiac Pathways Corporation. Mr. Husain received his Sc.B degree in chemical engineering from Brown University and his M.B.A. from the Harvard Graduate School of Business Administration.

T. Scott Johnson, M.D. has been a director since September 1996. In July 1999, Dr. Johnson founded JSB Partners, L.P., an investment bank focusing on mergers and acquisitions, private financings and corporate alliances within the health care sector. From July 1991 to June 1999, Dr. Johnson served as a founder and managing director of MPM Capital, L.P. Dr. Johnson held academic positions at the Harvard Medical School from 1978 to 1996 and was actively involved in both basic science and clinical research at the Beth Israel Hospital and the Brigham and Women's Hospital. Dr. Johnson received both his B.A. and M.D. from the University of Alabama.

Armin M. Kessler has been a director since October 1998. Mr. Kessler joined us after a 35-year career in the pharmaceutical industry, which included senior management positions at Sandoz Pharma Ltd., Basel, United States and Japan (now Novartis Pharma A.G.) and, most recently, at Hoffmann-La Roche, Basel where he was Chief Operating Officer and Head of the Pharmaceutical Division until 1995. Mr. Kessler has served as a director of Hoffmann-La Roche, Syntex Corporation and Genentech, Inc. Mr. Kessler received his degrees in physics and chemistry from the University of Pretoria, his degree in chemical engineering from the University of Cape Town, his law degree from Seton Hall and his honorary doctorate in business administration from the University of Pretoria.

James E. Thomas, M.Sc., has been a director since September 1996. From 1989 to May 2000, Mr. Thomas served as Managing Director of E.M. Warburg, Pincus & Co., LLC. From 1984 to 1989, Mr. Thomas was a Vice President at Goldman Sachs International in London. Mr. Thomas currently serves as a director of Celtrix Pharmaceuticals, Inc., Scientific Learning Corporation, Inc. and Transkaryotic Therapies, Inc. Mr. Thomas received his B.Sc. in finance and economics from the Wharton School at the University of Pennsylvania and his M.Sc. in economics from the London School of Economics.

Robert Yedid, M.Sc., has been a director since September 1999. Mr. Yedid has been a Vice President of E.M. Warburg, Pincus & Co., LLC since January 1999. He is responsible for the firm's investment efforts in specialty pharmaceuticals and outsourced services to the pharmaceutical industry. From 1992 to 1999, Mr. Yedid was a Managing Director in the Health Care Group at Bear Stearns responsible for numerous merger and acquisition transactions and public equity offerings. From 1983 to 1992, Mr. Yedid was a director at Salomon Brothers Inc., an investment banking firm. Mr. Yedid currently serves as a director of Eurand Pharmaceuticals and is also a member of the Board of Trustees of Temple Beth Israel. Mr. Yedid received his B.A. from Yale University and his M.B.A. from Stanford University Graduate School of Business.

BOARD COMPOSITION

We currently have nine directors. Pursuant to the terms of a stockholders' voting agreement that we entered with certain of our stockholders in connection with the sale of our shares of preferred stock, Messrs. Gillings, Hove, Husain, Johnson, Thomas and Yedid were elected to our board of directors. This agreement will terminate by its terms upon the completion of this offering. However, so long as any of the investors who were party to that agreement, excluding Biotech Growth, S.A., owns 20% percent of our outstanding common stock they will be entitled to nominate two individuals to serve as directors, and so long as they own 10% of the outstanding common stock, they will be able to nominate one individual to serve as a director. Accordingly, following this offering, Warburg, Pincus will be entitled to nominate two individuals to serve as directors. Mr. Yedid will continue to serve on our board of directors as representatives of Warburg, Pincus and Warburg, Pincus shall have the right to nominate a second director. By our request all directors elected to the board of directors pursuant to the stockholders' voting agreement have agreed to remain on the board following this offering.

Upon the closing of this offering the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

- the class 1 directors will be Drs. Gillings, Hove and Johnson and their term will expire at the annual meeting of stockholders to be held in 2001;

- the class 2 directors will be Dr. Meanwell and Messrs. Yedid and Husain and their term will expire at the annual meeting of stockholders to be held in 2002; and

- the class 3 directors will be Drs. Kessler and Bell and Mr. Thomas and their term will expire at the annual meeting of stockholders to be held in 2003.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms are to expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

BOARD COMMITTEES

Audit Committee. Our audit committee reviews our internal accounting procedures and consults with, and reviews the services provided by, our independent public accountants. Current members of our audit committee are Dr. Hove and Mr. Yedid.

Compensation Committee. Our compensation committee reviews and recommends to the board the compensation and benefits of all of our officers and reviews general policies relating to the compensation and benefits of our employees. The compensation committee also administers the issuance of stock options and other awards under our stock plans. Current members of the compensation committee are Messrs. Husain and Thomas.

DIRECTOR COMPENSATION

Generally, our non-employee directors receive $2,500 from us for each meeting of the board of directors which they attend in person and $500 for each meeting which they participate in by telephone. The chairmen of our audit and compensation committees receive $1,000 from us for each committee meeting he or she attends in person and $500 for each committee meeting he or she participates in by telephone. Directors are reimbursed for expenses in connection with attendance at board meetings.

During the last year, Dr. Kessler received $8,523 for his service on the board. Dr. Kessler also serves as a consultant to us, for which we pay him $2,500 per day.

In addition, we may, in our discretion, grant stock options and other equity awards to our non-employee directors under our 1998 Stock Incentive Plan. In 1998, Dr. Kessler was granted an option to purchase 20,000 shares of common stock at an exercise price of $0.90 per share. In May 2000, Mr. Thomas and Dr. Bell were each granted an option to purchase 20,000 shares of common stock at an exercise price of $3.50 per share. These options vest in 48 equal monthly installments commencing one month after the date of grant.

2000 DIRECTOR STOCK OPTION PLAN

Our 2000 Director Stock Option Plan was adopted by our board of directors on May 15, 2000, subject to the approval of our stockholders. Under the plan, directors who are not our employees will be eligible to receive non-statutory options to purchase shares of our common stock. A total of 250,000 shares of our common stock may be issued upon the exercise of options granted under the director stock option plan.

Under the terms of the director stock option plan, each non-employee director will be granted an option to purchase 20,000 shares of our common stock on the date of his or her initial election to the board of directors. In addition, each non-employee director will receive an option to purchase 7,500 shares of our common stock on the date of each annual meeting of our stockholders commencing with the 2001 annual meeting of stockholders, other than a director who was initially elected to the board of directors at any such annual meeting. All options granted under the plan vest in 48 equal monthly installments commencing one month after the date of grant. The exercise price per share of all options will equal the fair market value per share of our common stock on the option grant date. Each grant under the director stock option plan will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service.

CARDIOLOGY ADVISORY BOARD

We have established a cardiology advisory board to guide and counsel us on all aspects of interventional cardiology practice. The entire cardiology advisory board meets twice a year, and we contact individual members as needed. Members of this board provide input on product research and development strategy, education and publication plans. We do not employ any of the members of the cardiology advisory board, and members may have other consulting or advisory contracts. Accordingly, members devote only a small portion of their time to us. In addition to the cardiology advisory board, we have consulting relationships with a number of scientific and medical experts who advise us on a project-specific basis. The members of the cardiology advisory board are:

---------------------------------------------------------------------------------------------------------
              NAME                             AFFILIATION                            TITLE
---------------------------------------------------------------------------------------------------------
Eric J. Topol, M.D., Chair.......   The Cleveland Clinic Foundation     Chairman and Professor,
                                                                        Department of Cardiology
Eric R. Bates, M.D...............   University of Michigan Medical      Professor, Internal Medicine
                                    Center
John A. Bittl, M.D...............   Ocala Heart Institute               Interventional Cardiologist
Robert M. Califf, M.D............   Duke University Clinical Research   Associate Vice Chancellor,
                                    Institute                           Clinical Research, Professor of
                                                                        Medicine, CEO
Frederick Feit, M.D..............   New York University Medical         Director, Cardiac Catheterization
                                    Center/ Tisch Hospital              Laboratory
Bernard J. Gersh, M.B., Ch.B.,      Mayo Clinic                         Professor of Medicine
  D.Phil.........................
Neal S. Kleiman, M.D.............   The Methodist Hospital              Assistant Director, Cardiac
                                                                        Catheterization Laboratories
A. Michael Lincoff, M.D..........   The Cleveland Clinic Foundation     Director, Experimental
                                                                        Interventional Laboratory
Jeffrey J. Popma, M.D............   Cardiology Research Foundation      Executive Director
Jeffrey I. Weitz, M.D............   McMaster University, Canada         Professor of Medicine and
                                                                        Director, Experimental Thrombosis
                                                                        and Atherosclerosis Group
Harvey White, D.Sc...............   Green Lane Hospital, New Zealand    Director of Cardiovascular
                                                                        Research and Coronary Care

EXECUTIVE COMPENSATION

The following table presents summary information for the year ended December 31, 1999, regarding the compensation of each of our most highly compensated executive officers.

Summary Compensation Table

                                                              ----------------------------------------
                                                                           ANNUAL
                                                                        COMPENSATION
                                                                        ------------       ALL OTHER
NAME AND POSITION                                             YEAR         SALARY         COMPENSATION
-----------------                                             ----      ------------      ------------
Clive A. Meanwell, M.D., Ph.D...............................  1999        $200,000               --
  President, Chief Executive Officer and Director
John Villiger, Ph.D.........................................  1999        $195,000               --
  Vice President
Richard Malcolm (1).........................................  1999        $157,250          $53,675(2)
  Former Senior Vice President and Chief Operating Officer
John Nystrom, Ph.D..........................................  1999        $165,000               --
  Vice President and Chief Technical Officer
Dermot Liddy................................................  1999        $155,000               --
  Vice President
Peyton Marshall, Ph.D.......................................  1999        $150,000               --
  Senior Vice President and Chief Financial Officer

---------------
(1) Mr. Malcolm resigned from The Medicines Company effective December 31, 1999.
(2) This figure represents moving and travel expenses.

Option Grants in 1999

No options were granted to our named executive officers during 1999. To date in 2000, we have granted options to purchase 499,700, 46,700, 83,075, 36,900, and
310,200 shares of common stock to Clive Meanwell, John Villiger, John Nystrom, Dermot Liddy and Peyton Marshall, respectively, at a weighted average exercise price of $2.69 per share.

Option Values at December 31, 1999

The following table presents the number and value of securities underlying unexercised options that are held by each of the individuals listed in the summary compensation table as of December 31, 1999. No shares were acquired upon the exercise of stock options by these individuals during the year ended December 31, 1999.

Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the assumed initial public offering price of
$     per share, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                                                 ------------------------------------------------------------------
                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED               VALUE OF UNEXERCISED
                                                           OPTIONS AT                   IN-THE-MONEY OPTIONS AT
                                                       DECEMBER 31, 1999                   DECEMBER 31, 1999
                                                 ------------------------------      ------------------------------
NAME                                             EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----                                             -----------      -------------      -----------      -------------
Clive Meanwell, M.D., Ph.D.....................    20,250             35,750
John Villiger, Ph.D............................    12,562             25,188
Richard Malcolm................................    49,583                 --
John Nystrom, Ph.D.............................    30,625             74,375
Dermot Liddy...................................    24,416             26,584
Peyton Marshall, Ph.D..........................     6,500             19,500

EMPLOYMENT AGREEMENTS

Dr. Meanwell serves as our president and chief executive officer pursuant to the terms of an employment agreement dated May 5, 1996. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Meanwell's annual compensation is determined by the board of directors. If Dr. Meanwell is terminated without cause, as defined in the agreement, Dr. Meanwell will be entitled to three months salary and shall be entitled to continue to receive the same health, disability and other benefits as were provided doing his employment for a period of three months after the date of his termination. Dr. Meanwell has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

Dr. Villiger serves as one of our vice presidents pursuant to the terms of an employment agreement dated March 10, 1997. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Villiger's annual compensation is determined by the Board of Directors. If Dr. Villiger is terminated without cause, as defined in the agreement, Dr. Villiger will be entitled to three months salary and shall be entitled to continue to receive the same health, disability and other benefits as were provided doing his employment for a period of three months after the date of his termination. Dr. Villiger has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

Dr. Nystrom serves as our Chief Technical Officer pursuant to the terms of an employment agreement dated September 29, 1998. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Nystrom's annual compensation is determined by the Board of Directors. If Dr. Nystrom is terminated without cause, as defined in the agreement, Dr. Nystrom will be entitled to up to six months salary and shall be entitled to continue to receive the same health, disability and other benefits as were provided doing his employment for a period of three months after the date of his termination. Dr. Nystrom has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

Mr. Liddy serves as one of our vice presidents pursuant to the terms of an employment agreement dated October 27, 1997. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Mr. Liddy's annual compensation is determined by the Board of Directors. If Mr. Liddy is terminated without cause, as defined in the agreement, Mr. Liddy will be entitled to three months salary and shall be entitled to continue to receive the same health, disability and other benefits as were provided doing his employment for a period of three months after the date of his termination. Mr. Liddy has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

Dr. Marshall serves as our Chief Financial Officer pursuant to the terms of an employment agreement dated October 20, 1997. This agreement renews automatically on a yearly basis unless either party provides written notice of non-renewal. Pursuant to the terms of the agreement, Dr. Marshall's annual compensation is determined by the Board of Directors. If Dr. Marshall is terminated without cause, as defined in the agreement, Dr. Marshall will be entitled to three months salary and shall be entitled to continue to receive the same health, disability and other benefits as were provided doing his employment for a period of three months after the date of his termination. Dr. Marshall has agreed not to compete with us during the term of his employment and for a period of one year after his termination.

EMPLOYEE BENEFIT PLANS

1998 Stock Incentive Plan

We adopted our 1998 stock incentive plan in April 1998 and have reserved 5,983,917 shares of our common stock for issuance under the 1998 plan. As of May 17, 2000 options to purchase 2,417,591 shares of our common stock were outstanding and 78,163 shares of common stock have been issued upon the exercise of stock options.

Our 1998 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the 1998 plan, however, incentive stock options may only be granted to our employees. Incentive stock options will have an exercise price of 100% or more of the fair market value of our common stock on the date of grant. Nonstatutory stock options may have an exercise price as low as 85% of the fair market value on the date of grant.

Our board of directors administers the 1998 plan, although it may delegate its authority to one or more of its committees and, in limited circumstances, to one or more of our executive officers. Our board of directors has authorized the compensation committee to administer the plan, including the granting of options to our executive officers. In accordance with the provisions of the 1998 plan, our compensation committee selects the recipients of awards and determines the:

- number of shares of common stock covered by options and the dates upon which such options become exercisable;

- exercise price of options;

- duration of options; and

- number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

In the event of a merger or other acquisition event, our board of directors must provide for all outstanding awards under the 1998 plan to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors may provide that all unexercised options will become exercisable in full prior to the completion of the event and that these options will terminate upon completion of the event if not previously exercised. If our stockholders will receive cash in the acquisition event, any options that would become exercisable will be converted into cash. If any of these events constitutes a change in control, the assumed or substituted options will be immediately exercisable in full if the holder of the options is terminated by the acquiror within one year of the change in control.

No award may be granted under the 1998 plan after April 13, 2008 but the vesting and effectiveness of awards granted before April 13, 2008 may extend beyond those dates. Our board of directors may at any time amend, suspend or terminate the 1998 plan except that no award granted after an amendment of the plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

2000 Employee Stock Purchase Plan

Our 2000 Employee Stock Purchase Plan was adopted by our board of directors on May 15, 2000 subject to the approval of our stockholders. The purchase plan will become effective upon the completion of this offering and authorizes the issuance of up to a total of 350,000 shares of our common stock to participating employees.

All of our employees, including our directors who are employees and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week for more than five months in any calendar year, are eligible to participate in the purchase plan. Employees who would, immediately after an option grant, own 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on dates established by our board of directors, provided that our first offering commencement date will follow shortly after the date on which trading of our common stock commences on the Nasdaq National Market in connection with this offering. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize between 1% to 10% of his or her base pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option price is an amount equal to 85% of the closing price (as defined) per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number or fraction of months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the employee's account would purchase at the date of death.

Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(k) Plan

Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

CHANGE IN CONTROL ARRANGEMENTS

The terms of restricted stock agreements between us and certain of our employees, as well as the option agreements evidencing the grant of options under the 1998 plan, provide that in the event that we consummate an acquisition, as defined in the agreements, and the employee or optionholder, within a period of one year after the acquisition:

(1) is terminated without cause;

(2) is terminated as the result of death, severe physical or mental disability;
or

(3) terminates his or her employment for good reason in accordance with the terms of the agreements.

The shares covered by such agreement shall vest in full.

              TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND
                           FIVE PERCENT STOCKHOLDERS

Since our incorporation in July 1996, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, officers and five percent stockholders:

ISSUANCE OF SERIES A PREFERRED STOCK

In September 1996, we issued 4,675 units, each unit consisting of one share of our series A preferred stock and 500 shares of our common stock, at price per unit of $1,000 for a total purchase price of $4.7 million. Of the 4,675 units sold, 4,509 units were sold to the following directors, officers and five percent stockholders and their affiliates.

                                                      -------------------------------------------------
                                                         SERIES A
NAME                                                  PREFERRED STOCK    COMMON STOCK    PURCHASE PRICE
----                                                  ---------------    ------------    --------------
Warburg, Pincus.....................................            2,000       1,000,000        $2,000,000
PharmaBio...........................................            1,425         712,500         1,425,000
Hanseatic...........................................              500         250,000           500,000
MPM.................................................              250         125,000           250,000
Clive Meanwell......................................              167          83,500           167,000
T. Scott Johnson....................................              167          83,500           167,000

In June and December 1997, we issued an aggregate of 34,456 units, each unit consisted of one share of our series A preferred stock and 285.714 shares of common stock, at price per unit of $1,000 for a total purchase price of $34.6 million. Of the 34,456 units sold, 34,170 units were sold to the following directors, officers and five percent stockholders and their affiliates.

                                                      -------------------------------------------------
                                                         SERIES A
NAME                                                  PREFERRED STOCK    COMMON STOCK    PURCHASE PRICE
----                                                  ---------------    ------------    --------------
Biotech Growth S.A..................................           15,000       4,285,714       $15,000,000
Warburg, Pincus.....................................           14,000       4,000,000        14,000,000
PharmaBio...........................................            2,670         762,857         2,670,000
Hanseatic...........................................            1,500         428,571         1,500,000
Clive Meanwell......................................              550         157,143           550,000
Peyton Marshall.....................................              350         100,000           350,000
John Villiger.......................................              100          28,571           100,000

In April, 1997, we issued three promissory notes in the principal amounts of $1.2 million, $214,000 and $610,000 to Warburg, Pincus, Hanseatic and Biotech Target, respectively. The outstanding principal amount of these notes was converted into units in the June 1997 financing.

EXCHANGE

In August 1998, the holders of the units issued in 1996 and 1997, exchanged these units, as well as shares of our series A preferred stock issued as stock dividends in December 1997 and August 1998, into shares of our series I and II convertible preferred stock. Stockholders who purchased units in 1996 received shares of our series I convertible preferred stock and those who purchased units in 1997 received shares of series II convertible preferred stock. The following directors, officers and five percent stockholders and their affiliates received shares in the exchange.

                                                              ------------------------------------
                                                                  SERIES I            SERIES II
NAME                                                           PREFERRED STOCK     PREFERRED STOCK
----                                                          -----------------    ---------------
Biotech Growth S.A..........................................                 --          4,621,143
Warburg, Pincus.............................................          1,071,000          4,283,143
PharmaBio...................................................            764,500            818,286
Hanseatic...................................................            268,500            459,714
Clive Meanwell..............................................             87,500            165,143
MPM.........................................................            135,000                 --
Peyton Marshall.............................................                 --            104,000
T. Scott Johnson............................................             90,000                 --
John Villiger...............................................                 --             29,714

All shares of series I and series II convertible preferred stock, and accrued
dividends on such stock, will convert into           shares of common stock upon
the consummation of this offering.

ISSUANCE OF SERIES III CONVERTIBLE PREFERRED STOCK

In August 1998, we issued an aggregate of 8,399,593 shares of series III preferred stock at a price per share of $4.32 for a total purchase price of $36.3 million. Of the 8,399,593 shares, 7,037,038 shares were sold to the following directors, officers and five percent stockholders and their affiliates.

                                                              ------------------------------
                                                                SERIES III
                                                                CONVERTIBLE       PURCHASE
NAME                                                          PREFERRED STOCK       PRICE
----                                                          ---------------    -----------
Warburg, Pincus.............................................        2,546,296    $10,999,999
Morgan Stanley..............................................        1,851,852      8,000,001
Alta Partners...............................................        1,736,112      7,500,004
Biotech Growth S.A..........................................          462,963      2,000,000
Hanseatic...................................................          393,519      1,700,002
Clive Meanwell..............................................           23,148         99,999
Peyton Marshall.............................................           23,148         99,999

All shares of our series III convertible preferred stock will be automatically
converted into an aggregate of                shares of our common stock upon
the consummation of this offering.

NOTE FINANCINGS

In October 1999, we issued convertible notes in the aggregate principal amount of $6.0 million. The notes bear interest at a rate of 8% per year. We must redeem the notes on January 15, 2001. In connection with the issuance of the notes, we issued common stock purchase warrants to purchase an aggregate of 1,388,889 shares of common stock with an exercise price of $4.32 per share. The warrants must be exercised by October 19, 2004. The following directors, officers and five percent stockholders and their affiliates purchased notes and warrants.

                                                              ------------------------
                                                                          WARRANTS TO
                                                                            PURCHASE
NAME                                                            NOTES     COMMON STOCK
----                                                          ----------  ------------
Warburg Pincus..............................................  $2,750,000       636,574
Morgan Stanley..............................................     643,959       149,148
Alta Partners...............................................     604,048       139,826
PharmaBio...................................................     551,103       127,570
Biotech Growth S.A..........................................     500,000       115,741
Hanseatic...................................................     390,471        90,387
Clive Meanwell..............................................     150,000        34,722
Peyton Marshall.............................................      60,175        13,929
T. Scott Johnson............................................      31,357         7,254
John Nystrom................................................      20,000         4,630
John Villiger...............................................      10,000         2,315

In March 2000, we issued convertible notes in the aggregate principal amount of $13.3 million. The notes bear interest at a rate of 8% per year. We must redeem the notes on January 15, 2001. In connection with the issuance of the notes, we issued common stock purchase warrants to purchase an aggregate of 3,089,994 shares of common stock with an exercise price of $4.32. The warrants must be exercised by March 2, 2005. The following directors, officers and five percent stockholders and their affiliates purchased notes and warrants.

                                                              ---------------------------------
                                                                               WARRANTS TO
                                                                                PURCHASE
NAME                                                            NOTES         COMMON STOCK
----                                                          ----------  ---------------------
Warburg, Pincus.............................................  $4,800,000              1,111,111
Biotech Growth S.A..........................................   3,500,000                810,185
PharmaBio...................................................   1,120,000                259,259
Morgan Stanley..............................................   1,132,279                262,102
Alta Partners...............................................   1,100,000                254,630
Armin Kessler...............................................     200,000                 46,296
T. Scott Johnson............................................      50,000                 11,574
Clive Meanwell..............................................     200,000                 46,296
Peyton Marshall.............................................      50,000                 11,574
John Villiger...............................................      10,000                  2,315
John Nystrom................................................      10,000                  2,315

On May 17, 2000, the outstanding aggregate principal amount of the notes issued in October 1999 and March 2000, and accrued interest thereon, were converted into an aggregate of 4,535,366 shares of our series IV convertible preferred stock. The following directors, executive officers and five percent stockholders and their affiliates received 4,351,491 shares of our series IV preferred stock in the conversion.

                                                              ------------------------------
                                                                               SERIES IV
NAME                                                            NOTES       PREFERRED STOCK
----                                                          ----------    ----------------
Warburg, Pincus.............................................  $7,639,901           1,768,495
Biotech Growth S.A..........................................   4,060,110             939,840
Morgan Stanley..............................................   1,797,789             416,153
Alta Partners...............................................   1,724,556             399,201
PharmaBio...................................................   1,691,752             391,609
Hanseatic...................................................   1,083,210             250,743
Clive Meanwell..............................................     353,874              81,915
T. Scott Johnson............................................      82,283              19,047
Armin Kessler...............................................     203,332              47,067
Peyton Marshall.............................................     111,225              25,746
John Nystrom................................................      30,239               6,999
John Villiger...............................................      20,203               4,676

ISSUANCE OF SERIES IV CONVERTIBLE PREFERRED STOCK

In May 2000, we issued an aggregate of 1,411,000 shares of our Series IV convertible preferred stock at a price per share of $4.32 for a total purchase price of $6.1 million. Of the 1,411,000 shares, 1,355,000 shares were sold to the following directors, officers and five percent stockholders and their affiliates.

                                                              ---------------------------------
                                                                 SERIES IV
                                                                 PREFERRED
NAME                                                               STOCK         PURCHASE PRICE
----                                                          ---------------    --------------
Warburg, Pincus.............................................          555,000        $2,397,600
Biotech Growth S.A..........................................          345,000         1,490,400
Morgan Stanley..............................................          130,000           561,600
Alta Partners...............................................          130,000           561,600
PharmaBio...................................................          115,000           496,800
Hanseatic...................................................           80,000           345,600

All shares of our series IV preferred stock, including the shares issued upon the conversion of the notes, will be automatically converted into an aggregate
of           shares of common stock upon the consummation of this offering.

STRATEGIC ALLIANCES

PharmaBio/Quintiles

In August 1996, we entered into a strategic alliance with PharmaBio, a wholly owned subsidiary of Quintiles Transnational Corp. Under the terms of the strategic alliance agreement, PharmaBio and any of its affiliates who work on our projects will, at no cost to us, review and evaluate, jointly with us, development programs we design related to potential or actual product acquisitions. The purpose of this collaboration is to optimize the duration, cost, specifications and quality aspects of such programs. PharmaBio and its affiliates have also agreed to perform other services with respect to our products, including clinical and non-clinical development services, project management, project implementation, pharmacoeconomic services, regulatory affairs and post-marketing surveillance services and statistical, statistical programming, data processing and data management services pursuant to work orders agreed to by us and PharmaBio from time to time. As of May 17, 2000, we have entered into 36 work orders with PharmaBio and have paid PharmaBio a total of $9.6 million. We have outstanding obligations to PharmaBio of an additional $381,344 under outstanding work orders.

In addition, under the strategic alliance agreement, if PharmaBio and its affiliates exceed performance milestones agreed upon prior to the initiation of services under any work order, we will pay certain bonuses (not to exceed 10% of the net revenues PharmaBio and its affiliates received for such services) which, at the option of PharmaBio, may be paid in shares of our common stock. To date, performance milestones have been requested and agreed upon for one work order out of the work orders completed or outstanding, and no such agreed upon milestones remain outstanding. Please see "certain transactions".

Innovex

In January 1997, we entered into a consulting agreement with Innovex, Inc., a subsidiary of Quintiles. Since December 1997, we have also entered into various clinical services agreements with Innovex pursuant to which Innovex has provided project management, clinical monitoring, site management, medical monitoring, regulatory affairs, data management and quality assurance services with respect to clinical trials of Angiomax. None of these agreements is currently outstanding. As of May 17, 2000, we have paid Innovex $1.6 million under these agreements.

Stack Pharmaceuticals

In April 2000, we entered into an agreement with Stack Pharmaceuticals, Inc., which is an entity controlled by David Stack, one of our Senior Vice Presidents. Pursuant to the terms of this agreement, we have agreed to pay Stack Pharmaceuticals specified amounts related to our infrastructure and for services to be agreed upon by the parties. As of May 17, 2000, we have paid Stack Pharmaceuticals, Inc. $47,200 under this agreement.

                             PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of May 17, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

- each of the individuals listed in the "Summary Compensation Table" above;
- each of our directors;
- each person, or group of affiliated persons, who is known by us to beneficially own five percent or more of our common stock; and
- all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares of common stock under options held by that person that are currently exercisable or exercisable within 60 days of May 17, 2000. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 31,376,719 shares of common stock on an as-converted
basis outstanding on May 17, 2000 and           shares of common stock on an
as-converted basis outstanding after completion of this offering. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o The Medicines Company, One Cambridge Center, Cambridge, Massachusetts 02142.

                                           ---------------------------------------------------------------------------
                                                     BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING
                                           ----------------------------------------
                                                                  SHARES ISSUABLE                PERCENTAGE
                                                                PURSUANT TO OPTIONS             BENEFICIALLY
                                               NUMBER OF           AND WARRANTS                    OWNED
                                                 SHARES             EXERCISABLE       --------------------------------
                                              BENEFICIALLY        WITHIN 60 DAYS          BEFORE            AFTER
                                                 OWNED            OF MAY 17, 2000        OFFERING          OFFERING
                                           ------------------   -------------------   ---------------   --------------
5% STOCKHOLDERS:
Warburg, Pincus Ventures, L.P.(1)........          11,235,269             1,747,685             39.2%
Biotech Growth S.A.(2)...................           7,020,728               925,926             24.6%
PharmaBio Development, Inc.(3)...........           2,292,425               386,829              8.4%
Morgan Stanley Venture Partners(4).......           2,654,027               411,250              9.6%
Alta Partners(5).........................           2,486,583               394,456              9.1%
Hanseatic Americas LDC(6)................           1,596,040               247,794              5.8%
DIRECTORS AND EXECUTIVE OFFICERS:
Clive A. Meanwell........................             693,061               135,750              2.6%
Peyton J. Marshall(7)....................             369,183                51,327              1.3%
David Stack..............................                  --                11,250                 *
John Villiger............................             188,200                22,417                 *
John Nystrom.............................              49,608                59,994                 *
Dermot Liddy.............................              70,000                34,070                 *
Richard Malcolm..........................              22,548                    --                 *
Leonard Bell.............................                  --                   833                 *
Anders D. Hove(8)........................           7,020,728               925,926             24.6%
M. Fazle Husain(9).......................           2,634,027               411,250              9.6%
T. Scott Johnson(10).....................             120,589                18,828                 *
Armin M. Kessler.........................              47,067                55,046                 *
James E. Thomas..........................                  --                   833                 *
Robert Yedid(11).........................          11,235,269             1,747,685             39.2%
Dennis Gillings(12)......................           2,292,425               925,926              8.4%
All directors and executive officers as a
  group (16 persons).....................          24,742,705             4,434,425             81.5%

---------------
 *  Represents beneficial ownership of less than 1 percent.

 (1) The address of Warburg, Pincus Ventures, L.P. is 466 Lexington Avenue, New York, New York 10017-3147.

 (2) The address of Biotech Growth S.A. is Swiss Bank Towers Obarie Street Panama 1, Republic of Panama.

 (3) The address for PharmaBio Development, Inc. is c/o Quintiles Transnational Corp. is 4709 Creekstone Drive, Riverbirch Building, Durham, North Carolina 27703-8411.

 (4) Includes 2,311,034 shares of common stock and warrants to purchase 360,821 shares of common stock held by Morgan Stanley Venture Partners III, L.P., 221,889 shares of common stock and warrants to purchase 34,643 shares of common stock held by Morgan Stanley Venture Investors III, L.P. and 101,104 shares of common stock and warrants to purchase 15,786 shares of common stock held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. The address for Morgan Stanley Venture Partners is 1221 Avenue of the Americas, 33rd Floor, New York, New York 10020.

 (5) Includes 1,545,626 shares of common stock and warrants to purchase 245,188 shares of common stock held by Alta BioPharma Partners, L.P., 58,256 shares of common stock and warrants to purchase 9,242 shares of common stock held by Alta Embarcadero BioPharm, LLC and 882,701 shares of common stock and warrants to purchase 140,026 shares of common stock held by The Medicines Company Chase Partners (Alta Bio), LCC. The address for Alta Partners is One Embarcadero Center, Suite 4050, San Francisco, California 94111.

 (6) The address for Hanseatic Americas LDC is 450 Park Avenue, Suite 2302, New York, New York 10022.

 (7) Includes 80,000 shares of common stock held in custody for the benefit of his minor children.

 (8) Consists solely of shares of common stock and warrants to purchase common stock held by Biotech Growth S.A. Mr. Hove is a member of the Bellevue Group with responsibility for managing Biotech Growth S.A. Mr. Hove disclaims beneficial ownership of these shares.

 (9) Consists solely of shares of common stock and warrants to purchase common stock held by Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Enterpreneur Fund, L.P. Mr. Husain is a general partner of Morgan Stanley Venture Partners, L.P., which is a general partner of each of Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Mr. Husain disclaims beneficial ownership of these shares.

(10) Includes 22,560 shares of common stock held in trust for the benefit of his minor children.

(11) Consists solely of shares of common stock and warrants to purchase common stock held by Warburg, Pincus Ventures, L.P. Mr. Yedid is a Vice President of E.M. Warburg, Pincus & Co. LLC, which is a general partner of Warburg Pincus Ventures, L.P. Mr. Yedid disclaims beneficial ownership of these shares.

(12) Consists solely of shares of common stock and warrants to purchase common stock held by PharmaBio Development Inc., a wholly owned subsidiary of Quintiles Transnational Corp. Mr. Gillings is the Chairman and Chief Executive Officer of Quintiles Transnational Corp. Mr. Gillings disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

After this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.01 par value per share.

The following summary of our capital stock and some of the provisions of our certificate of incorporation and other agreements to which we and our stockholders are parties is not intended to be complete and is qualified by reference to our certificate of incorporation and any other agreements included as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

COMMON STOCK

As of May 17, 2000 there were 1,186,599 shares of our common stock outstanding held by 58 stockholders of record.

The holders of our common stock are entitled to one vote fore each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

Upon the closing of this offering, all outstanding shares of our convertible preferred stock and accrued dividends on such stock will automatically convert
into            shares of common stock. Thereafter, under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized to issue shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

WARRANTS

As of May 17, 2000, we had outstanding common stock purchase warrants entitling their holders to purchase an aggregate of 4,478,883 shares of common stock at an exercise price of $4.32 per share. In October 1999, we issued warrants exercisable at any time prior to October 19, 2004 for 1,388,889 shares of our common stock in connection with the sale of 8% convertible promissory notes in the aggregate principal amount of $6.0 million. In March 2000, we issued warrants exercisable at any time prior to March 2, 2005 for 3,089,994 shares of our common stock in connection with the sale of 8% convertible promissory notes in the aggregate principal amount of $13.3 million.

REGISTRATION RIGHTS

After this offering, the holders of the shares of common stock issued upon conversion of our convertible preferred stock and warrants exercisable for 4,478,883 additional shares of common stock will be entitled to require us to register their shares under the Securities Act as provided in a registration rights agreement between us and such holders. Under this agreement, if we propose to register any of our securities under the Securities Act, either for our account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and to include their shares of common stock in the registration. Additionally, such holders may, on up to two occasions, require us to register their shares of common stock under the Securities Act. In addition, we are required to use our best efforts to effect any such registration. We are responsible for paying the expense of any such registration. Further, such holders may require us to file six additional registration statements on form S-3 at our expense. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested within 180 days following an offer of our securities pursuant to a Form S-1, including this offering.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER AND BY-LAW PROVISIONS

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporate Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

- prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

- on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

- in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Charter and By-law Provisions

Our charter and our amended and restated by-laws that will be effective upon the closing of this offering provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." Under our charter and by-laws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitation on and filling of vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from acquiring, control of our company.

Our charter and by-laws also provide that after this offering, any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our by-laws will further provide that special meetings of the stockholders may only be called by our chairman of the board, the president or our board of directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide us with certain information. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our charter and our by-laws will require the affirmative vote of holders of at least 50% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors to amend or repeal any of the provisions described in the prior two paragraphs.

Our amended and restated certificate of incorporation will contain certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our amended and restated certificate of incorporation will contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

Chase Mellon Shareholder Services, LLC has been appointed as the transfer agent and registrar for our common stock.

NASDAQ NATIONAL MARKET LISTING

We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "MDCO".

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Upon completion of this
offering, we will have outstanding an aggregate of        shares of common
stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 31,376,719 shares of common stock, assuming that the offering closed on May 17, 2000, held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Our executive officers, directors and stockholders have agreed pursuant to "lock-up" agreements that, with limited exceptions, for a period of 180 days from the date of this prospectus, they will not sell any shares of common stock without the prior written consent of J.P. Morgan Securities Inc.

As a result of these "lock-up" agreements and the rules under the Securities Act, the restricted shares will be available for sale in the public market, subject, to certain volume and other restrictions, as follows:

--------------------------------------------------------------------------------------------------
DAYS AFTER THE    NUMBER OF SHARES
EFFECTIVE DATE    ELIGIBLE FOR SALE   COMMENT
----------------  -----------------   ------------------------------------------------------------
On Effectiveness        208,896       Shares not locked-up and eligible for sale under Rule 144
90 days                 228,896       Shares not locked up and eligible for sale under Rules 144 and 701
180 days             31,376,719       Lock-up released; shares eligible for sale under Rules 144 and 701

Additionally, of the 2,417,591 shares that may be issued upon the exercise of options outstanding as of May 17, 2000, approximately 523,314 shares are subject to options which will be vested and exercisable 180 days after the date of this prospectus.

Registration Rights

On the date 180 days after the completion of this offering, assuming the closing of the offering occurred on May 17, 2000, the holders of 30,190,120 shares of our common stock and warrants exercisable for 4,478,883 additional shares of common stock, will have rights to require us to register their shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Stock Options

Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately 6,583,917 shares of common stock reserved for issuance under our stock plans. We expect the registration statement to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market after the effectiveness of the registration statement, unless they are held by persons that have signed a "lock-up" agreement.

                                  UNDERWRITING

J.P. Morgan Securities Inc. is acting as sole book running manager for this offering. We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., FleetBoston Robertson Stephens Inc. and CIBC World Markets Corp. are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

                                                              ----------------
                                                              NUMBER OF SHARES
                                                              ----------------
UNDERWRITERS
  J.P. Morgan Securities Inc................................
  FleetBoston Robertson Stephens Inc........................
  CIBC World Markets Corp...................................
                                                                  --------
     Total..................................................
                                                                  ========

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to
$          per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of
up to $          per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................    $               $
  Total.....................................................    $               $

The underwriters may purchase and sell shares of common stock in the open market in connection with this offering. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. an underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase shares sold by or for the account of that underwriter. These activities may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on an Internet site maintained by one or more of the underwriters participating it his offering.

We estimate that the total expenses of this offering, excluding underwriting
discounts, will be $          .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our executive officers, directors and stockholders have agreed that during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities, Inc.

At our request, the underwriters have reserved shares of common stock for sale to our directors, officers employees, consultants, third-party contractors and family members of the foregoing who express an interest in participating in this offering. We expect these persons to purchase no more than five percent, or shares, of the common stock offered in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares.

We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "MDCO".

It is expected that delivery of the shares will be made to investors on or about
            , 2000.

There has been no public market for the common stock prior to this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

- the history of and prospects for our industry and for biotechnology companies generally;

- an assessment of our management;

- our present operations;

- our historical results of operations;

- the trend of our revenues and earnings; and

- our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. In addition, FleetBoston Robertson Stephens Inc. and its affiliates own shares of our convertible preferred stock that will convert into shares of common stock upon completion of this offering, which will represent less than 1% of our outstanding common stock assuming completion of this offering.

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York. Partners of
Hale and Dorr LLP beneficially own an aggregate of        shares of our common
stock.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 regarding the shares of common stock offered by us. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information on us and the common stock we are offering, please see the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of it, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. You may inspect any of these document as described in the preceding paragraph. Upon approval of our common stock for quotation on the Nasdaq National Market, these reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                  INDEX TO THE
                      CONSOLIDATED FINANCIAL STATEMENTS OF
                             THE MEDICINES COMPANY

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Deficit.....................................  F-5
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
The Medicines Company

We have audited the accompanying consolidated balance sheets of The Medicines Company (a company in the development stage) as of December 31, 1998 and 1999, and the related consolidated statements of operations, redeemable preferred stock and stockholders' deficit, and cash flows, for each of the three years in the period ended December 31, 1999, and the statement of redeemable preferred stock and stockholders' deficit for the period July 31, 1996 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Medicines Company at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                     /s/ Ernst & Young LLP

Boston, Massachusetts
April 17, 2000, except for Note 14,
as to which the date is May 17, 2000

                             THE MEDICINES COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                              ---------------------------------------------
                                                                   AS OF DECEMBER 31,
                                                              ----------------------------      MARCH 31,
                                                                  1998            1999            2000
                                                              ------------    ------------    -------------
                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  8,997,522    $  6,643,266    $  12,295,203
  Marketable securities.....................................    19,343,183         539,274               --
  Accrued interest receivable...............................       745,515          55,225           26,679
  Prepaid expenses and other current assets.................       195,475         154,967          246,593
                                                              ------------    ------------    -------------
          Total current assets..............................    29,281,695       7,392,732       12,568,475
Fixed assets, net...........................................       382,692         430,061          386,963
Other assets................................................       166,479         168,605          169,660
                                                              ------------    ------------    -------------
          Total assets......................................  $ 29,830,866    $  7,991,398    $  13,125,098
                                                              ============    ============    =============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $  2,287,048    $  7,815,028    $   9,972,997
  Accrued expenses..........................................     2,425,107       3,680,293        5,090,413
                                                              ------------    ------------    -------------
          Total current liabilities.........................     4,712,155      11,495,321       15,063,410
Convertible notes...........................................            --       5,776,319       18,652,324
Commitments and contingencies
Redeemable Convertible Preferred Stock, $1 par value;
  31,550,000 shares authorized; shares issued and
  outstanding: 21,493,621 at December 31, 1998 and
  22,962,350 at December 31, 1999 and March 31, 2000, at
  redemption value (Liquidation value of $86,167,821 at
  December 31, 1999 and $87,633,023 at March 31, 2000)......    79,384,470      85,277,413       86,807,169
Stockholders' deficit:
  Common stock, $.001 par value, 36,000,000 shares
     authorized; shares issued and outstanding: 1,218,874
     and 1,141,644 at December 31, 1998 and 1999,
     respectively, and 1,121,644 at March 31, 2000..........         1,219           1,142            1,122
  Additional paid-in capital................................        13,481         338,836        1,131,877
  Deficit accumulated during the development stage..........   (54,319,117)    (94,925,028)    (108,547,811)
  Accumulated other comprehensive income, principally
     foreign currency translation...........................        38,658          27,395           17,007
                                                              ------------    ------------    -------------
          Total stockholders' deficit.......................   (54,265,759)    (94,557,655)    (107,397,805)
                                                              ------------    ------------    -------------
Total liabilities and stockholders' deficit.................  $ 29,830,866    $  7,991,398    $  13,125,098
                                                              ============    ============    =============

See accompanying notes.

                             THE MEDICINES COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                           ----------------------------------------------------------------------------------------------
                                                                            THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                     MARCH 31,            PERIOD JULY 31, 1996
                           ------------------------------------------   --------------------------   (DATE OF INCEPTION)
                               1997           1998           1999          1999           2000        TO MARCH 31, 2000
                           ------------   ------------   ------------   -----------   ------------   --------------------
                                                                               (UNAUDITED)               (UNAUDITED)
Operating expenses:
  Research and
     development.........  $ 16,044,367   $ 24,004,606   $ 30,344,892   $ 7,207,200   $ 10,538,866      $  81,759,966
  General and
     administrative......     2,420,373      6,248,265      5,008,387     1,276,042      1,150,971         15,529,303
                           ------------   ------------   ------------   -----------   ------------      -------------
          Total operating
            expenses.....    18,464,740     30,252,871     35,353,279     8,483,242     11,689,837         97,289,269
                           ------------   ------------   ------------   -----------   ------------      -------------
Loss from operations.....   (18,464,740)   (30,252,871)   (35,353,279)   (8,483,242)   (11,689,837)       (97,289,269)
Other income (expense):
  Interest income........       688,049      1,302,073        837,839       346,178        103,835          2,993,461
  Interest expense.......       (29,235)            --       (197,455)           --       (507,025)          (733,715)
                           ------------   ------------   ------------   -----------   ------------      -------------
Net loss.................   (17,805,926)   (28,950,798)   (34,712,895)   (8,137,064)   (12,093,027)       (95,029,523)
Dividends and accretion
  to redemption value of
  redeemable preferred
  stock..................    (2,018,265)    (3,958,903)    (5,893,016)   (1,436,114)    (1,529,756)       (13,518,288)
                           ------------   ------------   ------------   -----------   ------------      -------------
Net loss attributable to
  common stockholders....  $(19,824,191)  $(32,909,701)  $(40,605,911)  $(9,573,178)  $(13,622,783)     $(108,547,811)
                           ============   ============   ============   ===========   ============      =============
Basic and diluted net
  loss attributable to
  common stockholders per
  common share...........  $      (2.96)  $      (4.40)  $     (58.46)  $    (15.40)  $     (15.75)
Unaudited pro forma basic
  and diluted net loss
  attributable to common
  stockholders per common
  share..................  $         --   $         --   $      (1.42)  $     (0.35)  $      (0.39)
Shares used in computing
  net loss attributable
  to common stockholders
  per common share:
  Basic and diluted......     6,694,836      7,472,128        694,610       621,734        864,762
  Unaudited pro forma
     basic and diluted...                                  24,383,393    23,094,507     29,325,550

See accompanying notes.

                             THE MEDICINES COMPANY

                     CONSOLIDATED STATEMENTS OF REDEEMABLE
                   PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
       FOR THE PERIOD JULY 31, 1996 (DATE OF INCEPTION) TO MARCH 31, 2000

                                   ---------------------------------------------------------------------------------------

                                         REDEEMABLE          REDEEMABLE CONVERTIBLE
                                      PREFERRED STOCK           PREFERRED STOCK             COMMON STOCK        ADDITIONAL
                                   ----------------------   ------------------------   ----------------------    PAID-IN
                                   SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT     CAPITAL
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
Issuance of common stock.........                                                        2,797,500   $  2,797
Issuance of redeemable preferred
  stock..........................    4,675   $  4,675,000
Accretion of preferred stock to
  redemption value...............                 118,348
Net loss.........................
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
  Balance at December 31, 1996...    4,675      4,793,348           --   $        --     2,797,500      2,797   $       --
Employee stock purchases.........                                                          859,000        859
Issuance of common stock.........                                                        9,844,571      9,845
Issuance of redeemable preferred
  stock..........................   34,456     33,498,408
Dividends on preferred stock.....    1,175      1,056,652
Accretion of preferred stock to
  redemption value...............                 957,592
Net loss.........................
Currency translation
  adjustment.....................
Unrealized gain on marketable
  securities.....................
Comprehensive loss...............
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
  Balance at December 31, 1997...   40,306     40,306,000           --            --    13,501,071     13,501           --
Employee stock purchases.........                                                           47,791         48        1,299
Repurchase of common stock.......                                                         (147,917)      (148)
Exchange of redeemable preferred
  stock for redeemable
  convertible preferred stock....  (41,992)   (41,992,000)  13,071,714    41,992,000   (12,182,071)   (12,182)      12,182
Issuance of redeemable
  convertible preferred stock....                            8,421,907    35,126,419
Dividends on preferred stock.....    1,686      1,686,000
Accretion of preferred stock to
  redemption value...............                                          2,266,051
Net loss.........................
Currency translation
  adjustment.....................
Unrealized loss on marketable
  securities.....................
Comprehensive loss...............
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
  Balance at December 31, 1998...       --             --   21,493,621    79,384,470     1,218,874      1,219       13,481

                                   ---------------------------------------------
                                      DEFICIT
                                    ACCUMULATED
                                    DURING THE     COMPREHENSIVE       TOTAL
                                    DEVELOPMENT       INCOME       STOCKHOLDERS'
                                       STAGE          (LOSS)          DEFICIT
                                   -------------   -------------   -------------
Issuance of common stock.........                                  $       2,797
Issuance of redeemable preferred
  stock..........................
Accretion of preferred stock to
  redemption value...............  $    (118,348)                       (118,348)
Net loss.........................     (1,466,877)                     (1,466,877)
                                   -------------     --------      -------------
  Balance at December 31, 1996...     (1,585,225)    $     --         (1,582,428)
Employee stock purchases.........                                            859
Issuance of common stock.........                                          9,845
Issuance of redeemable preferred
  stock..........................
Dividends on preferred stock.....     (1,060,673)                     (1,060,673)
Accretion of preferred stock to
  redemption value...............       (957,592)                       (957,592)
Net loss.........................    (17,805,926)                    (17,805,926)
Currency translation
  adjustment.....................                       1,806              1,806
Unrealized gain on marketable
  securities.....................                       7,274              7,274
                                                                   -------------
Comprehensive loss...............                                    (17,796,846)
                                   -------------     --------      -------------
  Balance at December 31, 1997...    (21,409,416)       9,080        (21,386,835)
Employee stock purchases.........                                          1,347
Repurchase of common stock.......                                           (148)
Exchange of redeemable preferred
  stock for redeemable
  convertible preferred stock....                                             --
Issuance of redeemable
  convertible preferred stock....
Dividends on preferred stock.....     (1,692,852)                     (1,692,852)
Accretion of preferred stock to
  redemption value...............     (2,266,051)                     (2,266,051)
Net loss.........................    (28,950,798)                    (28,950,798)
Currency translation
  adjustment.....................                      31,562             31,562
Unrealized loss on marketable
  securities.....................                      (1,984)            (1,984)
                                                                   -------------
Comprehensive loss...............                                    (28,921,220)
                                   -------------     --------      -------------
  Balance at December 31, 1998...    (54,319,117)      38,658        (54,265,759)

See accompanying notes.

                             THE MEDICINES COMPANY

                     CONSOLIDATED STATEMENTS OF REDEEMABLE
             PREFERRED STOCK AND STOCKHOLDERS' DEFICIT--(CONTINUED)

                                   ---------------------------------------------------------------------------------------

                                         REDEEMABLE          REDEEMABLE CONVERTIBLE
                                      PREFERRED STOCK           PREFERRED STOCK             COMMON STOCK        ADDITIONAL
                                   ----------------------   ------------------------   ----------------------    PAID-IN
                                   SHARES       AMOUNT        SHARES       AMOUNT        SHARES       AMOUNT     CAPITAL
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
Repurchase of common stock.......                                                          (77,230)       (77)
Dividends on preferred stock.....                            1,468,729     5,351,178
Accretion of preferred stock to
  redemption value...............                                            541,765
Issuance of warrants associated
  with convertible notes.........                                                                                  325,355
Net loss.........................
Currency translation
  adjustment.....................
Unrealized loss on marketable
  securities.....................
Comprehensive loss...............
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
  Balance at December 31, 1999...       --   $         --   22,962,350   $85,277,413     1,141,644   $  1,142   $  338,836
Repurchase of common stock
  (unaudited)....................                                                          (20,000)       (20)
Accretion of preferred stock to
  redemption value (unaudited)...                                          1,529,756
Issuance of warrants associated
  with convertible notes
  (unaudited)....................                                                                                  793,041
Net loss (unaudited).............
Currency translation adjustment
  (unaudited)....................
Unrealized gain on marketable
  securities (unaudited).........
Comprehensive loss (unaudited)...
                                   -------   ------------   ----------   -----------   -----------   --------   ----------
    Balance at March 31, 2000
      (unaudited)................       --   $         --   22,962,350   $86,807,169     1,121,644   $  1,122   $1,131,877
                                   =======   ============   ==========   ===========   ===========   ========   ==========

                                   ---------------------------------------------
                                      DEFICIT
                                    ACCUMULATED
                                    DURING THE     COMPREHENSIVE       TOTAL
                                    DEVELOPMENT       INCOME       STOCKHOLDERS'
                                       STAGE          (LOSS)          DEFICIT
                                   -------------   -------------   -------------
Repurchase of common stock.......                                            (77)
Dividends on preferred stock.....     (5,351,251)                     (5,351,251)
Accretion of preferred stock to
  redemption value...............       (541,765)                       (541,765)
Issuance of warrants associated
  with convertible notes.........                                        325,355
Net loss.........................    (34,712,895)                    (34,712,895)
Currency translation
  adjustment.....................                      (3,847)            (3,847)
Unrealized loss on marketable
  securities.....................                      (7,416)            (7,416)
                                                                   -------------
Comprehensive loss...............                                    (34,724,158)
                                   -------------     --------      -------------
  Balance at December 31, 1999...  $ (94,925,028)    $ 27,395      $ (94,557,655)
Repurchase of common stock
  (unaudited)....................                                            (20)
Accretion of preferred stock to
  redemption value (unaudited)...     (1,529,756)                     (1,529,756)
Issuance of warrants associated
  with convertible notes
  (unaudited)....................                                        793,041
Net loss (unaudited).............    (12,093,027)                    (12,093,027)
Currency translation adjustment
  (unaudited)....................                     (12,514)           (12,514)
Unrealized gain on marketable
  securities (unaudited).........                       2,126              2,126
                                                                   -------------
Comprehensive loss (unaudited)...                                    (12,103,415)
                                   -------------     --------      -------------
    Balance at March 31, 2000
      (unaudited)................  $(108,547,811)    $ 17,007      $(107,397,805)
                                   =============     ========      =============

See accompanying notes.

                             THE MEDICINES COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ----------------------------------------------------------------------------------------------
                                                                                 THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                     MARCH 31,            PERIOD JULY 31, 1996
                                ------------------------------------------   --------------------------   (DATE OF INCEPTION)
                                    1997           1998           1999          1999           2000        TO MARCH 31, 2000
                                ------------   ------------   ------------   -----------   ------------   --------------------
                                                                                    (UNAUDITED)               (UNAUDITED)
Cash flows from operating
  activities:
  Net loss....................  $(17,805,926)  $(28,950,798)  $(34,712,895)  $(8,137,064)  $(12,093,027)      $(95,029,523)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
    Depreciation and
      amortization............        26,411         98,413        207,663        41,618         62,994            404,516
    Amortization of discount
      on convertible notes....            --             --        101,674            --        320,267            421,941
  Changes in operating assets
    and liabilities:
  Accrued interest
    receivable................       (40,000)      (705,515)       690,290        15,273         28,547            (26,679)
  Prepaid expenses and other
    current assets............       (24,958)      (156,812)        39,141        16,852        (92,073)          (246,593)
  Other assets................       (14,356)      (152,165)        (3,349)           --         (1,422)          (169,660)
  Accounts payable............     2,226,904        (31,864)     5,528,544       560,379      2,159,075          9,972,997
  Accrued expenses............     4,187,395     (1,928,001)     1,258,366     1,425,109      1,412,312          5,090,413
                                ------------   ------------   ------------   -----------   ------------       ------------
Net cash used in operating
  activities..................   (11,444,530)   (31,826,742)   (26,890,566)   (6,077,833)    (8,203,327)       (79,582,588)
                                ------------   ------------   ------------   -----------   ------------       ------------
Cash flows from investing
  activities:
  Purchases of marketable
    securities................   (30,184,125)   (29,861,162)            --            --             --        (60,045,287)
  Maturities and sales of
    marketable securities.....    11,984,911     28,722,483     18,796,493     3,899,932        541,400         60,045,287
  Purchase of fixed assets....      (114,534)      (357,103)      (258,788)      (51,291)       (23,200)          (793,266)
                                ------------   ------------   ------------   -----------   ------------       ------------
Net cash provided by (used in)
  investing activities........   (18,313,748)    (1,495,782)    18,537,705     3,848,641        518,200           (793,266)
                                ------------   ------------   ------------   -----------   ------------       ------------
Cash flows from financing
  activities:
  Proceeds from issuance of
    convertible notes and
    warrants..................            --             --      6,000,000            --     13,348,779         19,348,779
  Proceeds from issuances of
    preferred stock, net......    33,498,408     35,126,419             --            --             --         73,299,827
  Proceeds from issuances of
    common stock..............        10,704          1,347             --            --             --             14,848
  Repurchases of common
    stock.....................            --           (148)           (77)           --            (20)              (245)
  Dividends paid in cash......        (4,021)        (6,852)           (73)           --             --            (10,946)
                                ------------   ------------   ------------   -----------   ------------       ------------
Net cash provided by financing
  activities..................    33,505,091     35,120,766      5,999,850            --     13,348,759         92,652,263
Effect of exchange rate
  changes on cash.............         1,806         29,928         (1,245)        5,432        (11,695)            18,794
                                ------------   ------------   ------------   -----------   ------------       ------------
Increase (decrease) in cash
  and cash equivalents........     3,748,619      1,828,170     (2,354,256)   (2,223,760)     5,651,937         12,295,203
Cash and cash equivalents at
  beginning of period.........     3,420,733      7,169,352      8,997,522     8,997,522      6,643,266                 --
                                ------------   ------------   ------------   -----------   ------------       ------------
Cash and cash equivalents at
  end of period...............  $  7,169,352   $  8,997,522   $  6,643,266   $ 6,773,762   $ 12,295,203       $ 12,295,203
                                ============   ============   ============   ===========   ============       ============
Non-cash transactions:
  Dividends on preferred
    stock.....................  $  1,175,000   $  1,686,000   $  5,351,178   $        --   $         --       $  8,212,178
                                ============   ============   ============   ===========   ============       ============
Supplemental disclosure of
  cash flow information:
  Interest paid...............  $     29,235   $         --   $         --   $        --   $         --       $     29,235
                                ============   ============   ============   ===========   ============       ============

See accompanying notes.

                             THE MEDICINES COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. NATURE OF BUSINESS

The Medicines Company (the Company) was incorporated in Delaware on July 31, 1996. The Company is a pharmaceutical company engaged in the acquisition, development and commercialization of late-stage development drugs. The Company is a development-stage enterprise, as defined in Statement of Financial Accounting Standards No. 7, and has, since inception, been developing business plans, acquiring product rights, conducting initial commercialization activities, obtaining financing, performing research and development, conducting regulatory activities and recruiting and training personnel.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to regulatory approvals, dependence on key products, and protection of proprietary rights.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash, cash equivalents and marketable securities. The Company believes it minimizes its exposure to potential concentrations of credit risk by placing investments in high-quality financial instruments.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of investments in money market funds, corporate bonds and taxable auction securities. These investments are carried at cost, which approximates fair value.

Marketable securities consist of securities with original maturities of greater than three months, but less than one year. The Company considers its marketable securities as available-for-sale. Securities under this classification are recorded at fair market value and unrealized gains and losses are recorded as a separate component of stockholders' equity.

At December 31, 1998 and 1999, marketable securities consisted of investments in corporate bonds with maturities of less than one year and are summarized as follows:

                                                           --------------------------------------------
                                                                             UNREALIZED
                                                           AMORTIZED COST    GAIN (LOSS)    FAIR VALUE
                                                           --------------    -----------    -----------
December 31, 1998........................................   $19,337,893        $ 5,290      $19,343,183
December 31, 1999........................................   $   541,400        $(2,126)     $   539,274

There were no sales of available-for-sale securities during the years ended December 31, 1998 and 1999, although there were maturities of such securities as disclosed in the accompanying consolidated statements of cash flows. Proceeds from sales of available-for-sale securities during the year ended December 31, 1997 were approximately $4,000,000. Gross gains or losses on these sales were immaterial.

                             THE MEDICINES COMPANY

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were approximately $583,000, $1,491,000 and $484,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements, over the lesser of the useful lives or the lease terms.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

Translation of Foreign Currencies

The functional currencies of the Company's foreign subsidiaries are the local currencies, British pound sterling, Swiss franc and New Zealand dollar. Adjustments resulting from the translation of the financial statements of the Company's foreign subsidiaries into U.S. dollars are excluded from the determination of net loss and are accumulated in a separate component of stockholders' deficit. Foreign exchange transaction gains and losses are included in the results of operations and are not material to the Company's consolidated financial statements.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with ultimate realization.

Recent Accounting Pronouncements

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101), which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101, as amended, is effective beginning the second quarter of calendar years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation. Adoption of SAB 101 is not expected to have a material impact on the Company's financial position or results of operations, since the Company has no revenues to date.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effective date of this statement was deferred to fiscal years beginning after June 15, 2000 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133." The adoption of this new standard is not expected to have a material impact on the Company's financial condition or results of operations.

Net Loss Per Share

Basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period reduced, where applicable, for outstanding, yet unvested, shares. Diluted net loss per share includes the effect of stock options, warrants and redeemable convertible preferred stock and convertible notes outstanding during the period, if dilutive. Since the Company has a net loss for all periods presented, the effect of all potentially dilutive securities is antidilutive. Accordingly, basic and diluted net loss per share is the same.

                             THE MEDICINES COMPANY

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock and the convertible notes and accrued interest into shares of the Company's common stock effective upon the assumed closing of the Company's proposed initial public offering, as if such conversion had occurred at the date of original issuance.

Segments

The Company is a development stage company focused on the acquisition, development and commercialization of late-stage development drugs. The Company has license rights to three potential products, Angiomax, CTV-05 and IS-159. The Company manages its business and operations as one segment. There are no revenues to date for any potential products and the Company's assets are not identifiable to its three potential products.

Unaudited Interim Financial Statements

The consolidated financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 and the period July 31, 1996 (date of inception) to March 31, 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and with
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year.

3. MANAGEMENT'S PLANS AND FINANCING

The Company is a development stage company and has incurred substantial losses since inception. To date, the Company has funded its operations through the issuance of debt and equity. The Company expects to continue to expend substantial amounts for continued product research, development and initial commercialization activities for the foreseeable future and management's plans with respect to funding this development are to secure additional equity, if possible, and to secure collaborative partnering arrangements that will provide available cash funding for operations.

Should additional equity financing or collaborative partnering arrangements be unavailable to the Company, management will restrict certain of the Company's planned activities and operations, as necessary, to sustain operations and conserve cash resources.

4. FIXED ASSETS

Fixed assets consist of the following:

                                                              --------------------------------------
                                                                                   DECEMBER 31,
                                                               ESTIMATED      ----------------------
                                                              LIFE (YEARS)      1998         1999
                                                              ------------    ---------    ---------
Furniture, fixtures and equipment...........................       3          $ 278,550    $ 323,685
Computer hardware and software..............................       3            177,433      213,376
Leasehold improvements......................................       5             49,945      216,064
                                                                              ---------    ---------
                                                                                505,928      753,125
Less: Accumulated depreciation..............................                   (123,236)    (323,064)
                                                                              ---------    ---------
                                                                              $ 382,692    $ 430,061
                                                                              =========    =========

                             THE MEDICINES COMPANY

5. ACCRUED EXPENSES

Accrued expenses consist of the following at:

                                                             ---------------------------------------
                                                                   DECEMBER 31,
                                                             ------------------------     MARCH 31,
                                                                1998          1999          2000
                                                             ----------    ----------    -----------
                                                                                         (UNAUDITED)
Development services.......................................  $2,002,625    $3,283,767    $4,450,751
Other......................................................     422,482       396,526       639,662
                                                             ----------    ----------    ----------
                                                             $2,425,107    $3,680,293    $5,090,413
                                                             ==========    ==========    ==========

6. CONVERTIBLE NOTES

In October 1999, the Company issued $6,000,000 of 8% Convertible Notes ("the Notes") and 1,388,889 Common Stock Purchase Warrants ("the Warrants") to existing investors, raising proceeds of $6,000,000. The Notes are redeemable on January 15, 2001 and accrue interest semi-annually at a rate of 8% per annum. The Notes are convertible into shares of stock of the Company upon a subsequent sale of stock of the Company provided that such sale results in aggregate gross proceeds of at least $6,000,000. The Notes are convertible into a number of shares of stock determined by dividing the outstanding principal and interest on the date of the subsequent sale by the price per share of such sale. Each Warrant provides the holder with the right to purchase one share of common stock of the Company at a price of $4.32 per share at any time prior to October 19, 2004. The exercise price and the number of shares underlying the Warrants could be adjusted in certain circumstances related to future issuances of capital stock. The Company has recorded $325,355 as the fair value of the Warrants using the Black-Scholes method and $5,674,645 as the value of the Notes on the issuance date. The discount on the Notes is being amortized to interest expense over the expected term of the Notes, which the Company anticipates to be to June 2000. Since the Notes were issued in October 1999, the carrying amount approximates fair value at December 31, 1999.

In March 2000, the Company issued $13,348,779 of 8% Convertible Notes ("the Notes") and 3,089,994 Common Stock Purchase Warrants ("the Warrants") to current stockholders, raising proceeds of $13,348,779. The Notes are redeemable on January 15, 2001 and accrue interest semi-annually at a rate of 8% per annum. The Notes are convertible into shares of stock of the Company upon a subsequent private sale of stock of the Company provided that such sale results in aggregate gross proceeds of at least $6,000,000. The Notes are convertible into a number of shares of stock determined by dividing the outstanding principal and interest on the date of the subsequent sale by the price per share of such sale. Each Warrant provides the holder with the right to purchase one share of Common Stock of the Company at a price of $4.32 per share at any time prior to March 2005. The exercise price and the number of shares underlying the Warrants could be adjusted in certain circumstances related to future issuances of common stock. The Company has recorded $793,041 as the value of the Warrants and $12,555,738 as the value of the Notes on the issuance date. The discount on the Notes is being amortized over the expected term of the Notes, which the Company anticipates to be to June 2000.

                             THE MEDICINES COMPANY

7. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

Series I, Series II and Series III Redeemable Convertible Preferred Stock

The Company has designated three series of redeemable convertible preferred stock as of December 31, 1998 and 1999 and March 31, 2000. A summary of the Series I, Series II and Series III Redeemable Convertible Preferred Stock is as follows.

                                                          -----------------------------------------
                                                                 DECEMBER 31,
                                                          --------------------------     MARCH 31,
                                                             1998           1999           2000
                                                          -----------    -----------    -----------
                                                                                        (UNAUDITED)
Series I, $1 par value, 3,550,000 shares authorized,
  2,506,000 and 2,678,005 shares issued and outstanding
  at December 31, 1998 and 1999, respectively
  (Liquidation value of $5,512,225 at December 31, 1999
  and $5,605,955 at March 31, 2000).....................  $ 5,153,297    $ 5,512,225    $ 5,605,955
Series II, $1 par value, 15,850,000 shares authorized,
  10,565,714 and 11,290,928 shares issued and
  outstanding at December 31, 1998 and 1999,
  respectively (Liquidation value of $40,670,864 at
  December 31, 1999 and $41,362,433 at March 31,
  2000).................................................   38,022,532     40,670,864     41,362,433
Series III, $1 par value, 12,150,000 shares authorized,
  8,421,907 and 8,993,417 shares issued and outstanding
  at December 31, 1998 and 1999, respectively
  (Liquidation value of $39,984,732 at December 31, 1999
  and $40,664,634 at March 31, 2000)....................   36,208,641     39,094,324     39,838,781
                                                          -----------    -----------    -----------
          Total.........................................  $79,384,470    $85,277,413    $86,807,169
                                                          ===========    ===========    ===========

In August 1998, the Company executed an agreement (the "Exchange Agreement") under which 12,182,071 shares of common stock and 41,992 shares of Series A Redeemable Preferred Stock were exchanged for 2,506,000 shares of Series I Redeemable Convertible Preferred Stock and 10,565,714 shares of Series II Redeemable Convertible Preferred Stock. Holders of Series A Redeemable Preferred Stock were entitled to receive preferential cumulative annual dividends payable in additional shares of Series A Redeemable Preferred Stock at the rate of 7% per annum of the stated value. Prior to the Exchange Agreement, dividends earned from January 1, 1998 through the date of the Exchange Agreement were paid to the holders of Series A Redeemable Preferred Stock. During 1997, certain preferred shareholders waived their right to a portion of earned dividends and the Company paid agreed-upon amounts through December 31, 1997. To the extent that all or any part of the Stock would have resulted in the issuance of a fractional share of the Series A Preferred stock, the amount of such fraction, multiplied by the stated value, was paid in cash.

A summary of the rights, preferences and privileges of the Series I, Series II and Series III Redeemable Convertible Preferred Stock ("Series Preferred Stock") is as follows:

Dividends. The holders of each series of Series Preferred Stock are entitled to receive, prior to any distribution to the holders of Common Stock, preferential cumulative dividends payable in additional shares of such series of Series Preferred Stock at a rate of 7% per share per annum of the liquidation value of such series of Series Preferred Stock. Such dividends are paid annually commencing on July 31, 1999 in additional preferred stock.

Liquidation. In the event of any liquidation, dissolution or winding up of the Company (either voluntary or involuntary), the holders of Series Preferred Stock are entitled to receive, out of the assets of the Company available for distribution to its stockholders, a per share amount equal to $2.00 per share in the case of the Series I Preferred Stock, $3.50 per share in the case of the Series II Preferred Stock and $4.32 in the case of the Series III Preferred Stock, plus any accrued but unpaid dividends (the liquidation value). These distributions will be made prior to any distributions to other stockholders. Any amounts remaining after making such distributions will be distributed to the holders of Common Stock and Series Preferred Stock on parity with each other. If the remaining assets of the Company available for distribution to its stockholders are insufficient to pay all of the holders of Series Preferred Stock, distributions will be made first to the Series III Preferred Stockholders and then to the Series I and II Preferred Stockholders on a pro-rata basis.

Conversion. Holders of shares of Series Preferred Stock have the right to convert their shares at any time into shares of Common Stock. The conversion rate for each series of Series Preferred Stock is 1-for-1. The conversion rate for each series of Series Preferred Stock is subject (i) to proportional adjustments for splits, reverse splits, recapitalizations, etc., and (ii) to

                             THE MEDICINES COMPANY
formula-weighted average adjustments in the event that the Company issues additional shares of Common Stock or securities convertible into or exercisable for Common Stock at a purchase price less than the applicable conversion price then in effect, other than the issuance of shares to directors, officers, employees and consultants pursuant to stock plans approved by the Board of Directors and certain other exceptions. Each share of Series Preferred Stock will be automatically converted into shares of Common Stock upon the closing of the sale of shares of Common Stock at a price of at least $6.50 per share (subject to appropriate adjustment for stock dividends, stock splits, combinations and other similar recapitalizations affecting such shares) in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, resulting in at least $15,000,000 of gross proceeds to the Company. In addition, all shares of Series Preferred Stock will be automatically converted into shares of Common Stock upon conversion of at least two-thirds of the aggregate shares of Series I and II Preferred Stock or conversion of at least 80% of the shares of Series III Preferred Stock then outstanding.

Redemption. The Company will redeem the outstanding shares of Series Preferred Stock in three equal annual installments commencing July 31, 2002 at a price equal to the liquidation value of such shares. The redemption of Series Preferred Stock outstanding at December 31, 1999 will require payments of $28,722,607 in 2002, 2003 and 2004, respectively, based on the redemption value at December 31, 1999.

Voting. Generally, holders of shares of Series Preferred Stock vote on all matters, including the election of directors, with the holders of shares of Common Stock on an as-converted basis, except where a class vote is required by law.

Accretion. Series Preferred Stock is accreted to its redemption value to recognize issuance costs over the period from issuance to redemption using the interest method and to reflect accrued but unpaid dividends.

Common Stock

Common Stockholders are entitled to one vote per share and dividends when declared by the Board of Directors, subject to the preferential rights of preferred stockholders.

During 1996, 1997 and 1998, certain employees of the Company purchased 460,000, 859,000 and 45,000 shares of common stock, respectively, for $0.001 per share. These shares are subject to restriction and vesting agreements that limit transferability and allow the Company to repurchase unvested shares at the original purchase price. The shares vest ratably over a four-year period that generally begins on each employee's hire date. During 1998 and 1999, the Company repurchased 147,917 and 77,230 shares, respectively, of unvested common stock for $0.001 per share. There were 313,520 shares of common stock unvested at December 31, 1999.

1998 Stock Incentive Plan

In April 1998, the Company adopted the 1998 Stock Incentive Plan (the "Plan") which provides for the grant of stock options, restricted stock and other stock-based awards to employees, directors and consultants. The plan allows for the issuance of up to 1,483,917 shares of common stock through April 2008. The Board of Directors determines the term of each option, the option price, the number of shares for which each option is granted and the rate at which each option is exercisable. During 1999, the Board of Directors amended all outstanding grants to allow holders the opportunity to exercise options prior to vesting. Exercised options that are unvested are subject to repurchase by the Company at the original exercise price. Options granted under the plan generally vest in increments over four years.

In January 2000, the Board of Directors approved an amendment to the Plan to increase the number of shares available under the Plan to 1,983,917.

The Board of Directors of the Company has determined the fair value of the Company's common stock in its good faith judgment at each option grant date for grants under the Plan considering a number of factors including the financial and operating performance of the Company, recent transactions in the Company's common and preferred stock, if any, the values of similarly situated companies and the lack of marketability of the Company's common stock.

                             THE MEDICINES COMPANY

The Company has elected to follow APB 25 in accounting for its stock options granted to employees because the alternative fair value accounting provided for under SFAS 123, requires the use of option valuation models that were not developed for use in valuing employee stock options. Because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation is recognized under APB
25. Had compensation costs for the Plan been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net loss for the years ended December 31, 1998 and 1999 would have been increased to the pro forma amounts indicated below. The Company had no options outstanding during the year ended December 31, 1997 and, accordingly, no pro forma net loss per share has been calculated.

                                                              --------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
Net loss attributable to common stockholders--As reported...  $32,909,701    $40,605,911
Net loss attributable to common stockholders--Pro forma.....  $32,965,764    $40,771,828
Net loss per share attributable to common stockholders--As
  reported..................................................  $     (4.40)   $    (58.46)
Net loss per share attributable to common stockholders--Pro
  forma.....................................................  $     (4.41)   $    (58.70)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                              ------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1998          1999
                                                              ----------    ----------
Expected dividend yield.....................................          0%            0%
Expected stock price volatility.............................         70%           70%
Risk-free interest rate.....................................       4.70%         5.45%
Expected option term........................................  3.38 years    3.30 years

A summary of stock option activity under the Plan is as follows:

                                                              -----------------------------
                                                              NUMBER OF    WEIGHTED AVERAGE
                                                               SHARES       EXERCISE PRICE
                                                              ---------    ----------------
Outstanding, December 31, 1997..............................         --    $             --
Granted.....................................................  1,006,500                0.81
Exercised...................................................     (2,791)               0.47
Canceled....................................................    (37,584)               0.64
                                                              ---------    ----------------
Outstanding, December 31, 1998..............................    966,125                0.82
Granted.....................................................    327,500                0.90
Canceled....................................................   (240,247)               0.77
                                                              ---------    ----------------
Outstanding, December 31, 1999..............................  1,053,378                0.85
Granted (Unaudited).........................................    806,000                1.01
Canceled (Unaudited)........................................   (270,620)               0.81
                                                              ---------    ----------------
Outstanding, March 31, 2000 (Unaudited).....................  1,588,758    $           0.94
                                                              =========    ================
Available for future grant at March 31, 2000 (Unaudited)....    392,368
                                                              =========

The weighted average fair value of options granted during 1998 and 1999 was $0.40 and $0.45, respectively.

                             THE MEDICINES COMPANY

The following table summarizes information about stock options outstanding at December 31, 1999:

-----------------------------------------------------------------------------------
                                                               OPTIONS VESTED
                       OPTIONS OUTSTANDING                -------------------------
                                WEIGHTED       WEIGHTED                    WEIGHTED
               NUMBER           AVERAGE        AVERAGE        NUMBER       AVERAGE
EXERCISE    OUTSTANDING        REMAINING       EXERCISE    OUTSTANDING     EXERCISE
  PRICES    AT 12/31/99     CONTRACTUAL LIFE    PRICE      AT 12/31/99      PRICE
--------   --------------   ----------------   --------   --------------   --------
$   0.50          125,291         8.18 years   $   0.50           86,738   $   0.50
$   0.90          928,087         9.01 years   $   0.90          283,063   $   0.90
           --------------   ----------------   --------   --------------   --------
                1,053,378         8.91 years   $   0.85          369,801   $   0.81
           ==============   ================   ========   ==============   ========

Common Stock Reserved for Future Issuance

At December 31, 1999, there were 27,913,159 shares of common stock reserved for future issuance for conversion of the Series Preferred Stock, Convertible Notes, Common Stock Warrants and for grants made under the 1998 Stock Incentive Plan.

8. NET LOSS AND UNAUDITED PRO FORMA NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted, net loss per share for the respective periods. The unaudited pro forma basic and diluted net loss per share gives effect to the conversion of the redeemable convertible preferred stock and the convertible notes and accrued interest as if converted at the date of original issuance.

                                                              --------------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                                  1997            1998            1999
                                                              ------------    ------------    ------------
Basic and Diluted
Net loss....................................................  $(17,805,926)   $(28,950,798)   $(34,712,895)
Dividends and accretion on redeemable convertible preferred
  stock.....................................................    (2,018,265)     (3,958,903)     (5,893,016)
                                                              ------------    ------------    ------------
Net loss attributable to common stockholders................  $(19,824,191)   $(32,909,701)   $(40,605,911)
                                                              ============    ============    ============
Weighted average common shares outstanding..................     7,336,718       8,323,217       1,164,710
Less: unvested restricted common shares outstanding.........      (641,882)       (851,089)       (470,100)
                                                              ------------    ------------    ------------
Weighted average common shares used to compute net loss per
  share.....................................................     6,694,836       7,472,128         694,610
                                                              ============    ============    ============
Basic and diluted net loss per share........................  $      (2.96)   $      (4.40)   $     (58.46)
                                                              ============    ============    ============

Unaudited pro forma basic and diluted
Net loss....................................................                                  $(34,712,895)
Interest expense on convertible notes.......................                                       197,455
                                                                                              ------------
Net loss used to compute pro forma net loss per share.......                                  $(34,515,440)
                                                                                              ============
Weighted average common shares used to compute net loss per
  share.....................................................                                       694,610
Weighted average number of common shares assuming the
  conversion of all redeemable convertible preferred stock
  and convertible notes and accrued interest at the date of
  original issuance.........................................                                    23,688,783
                                                                                              ------------
Weighted average common shares used to compute pro forma net
  loss per share............................................                                    24,383,393
                                                                                              ============
Unaudited pro forma basic and diluted net loss per share....                                  $      (1.42)
                                                                                              ============

                             THE MEDICINES COMPANY

                                                              -----------------------------
                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            2000
                                                              ------------    -------------
                                                                       (UNAUDITED)
Basic and Diluted
Net loss....................................................  $(8,137,064)    $(12,093,027)
Dividends and accretion on redeemable convertible preferred
  stock.....................................................   (1,436,114)      (1,529,756)
                                                              -----------     ------------
Net loss attributable to common stockholders................  $(9,573,178)    $(13,622,783)
                                                              ===========     ============
Weighted average common shares outstanding..................    1,218,874        1,140,106
Less: unvested restricted common shares outstanding.........     (597,140)        (275,344)
                                                              -----------     ------------
Weighted average common shares used to compute net loss per
  share.....................................................      621,734          864,762
                                                              ===========     ============
Basic and diluted net loss per share........................  $    (15.40)    $     (15.75)
                                                              ===========     ============

                                                              -----------------------------
                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            2000
                                                              ------------    -------------
Unaudited pro forma basic and diluted
Net loss....................................................  $(8,137,064)    $(12,093,027)
Interest expense on convertible notes                                  --          529,259
                                                              -----------     ------------
Net loss used to compute pro forma net loss per share.......  $(8,137,064)    $(11,563,768)
                                                              ===========     ============
Weighted average common shares used to compute net loss per
  share.....................................................      621,734          864,762
Weighted average number of common shares assuming the
  conversion of all redeemable convertible preferred stock
  and convertible notes and accrued interest at the date of
  original issuance.........................................   22,472,773       28,460,788
                                                              -----------     ------------
Weighted average common shares used to compute pro forma net
  loss per share............................................   23,094,507       29,325,550
                                                              ===========     ============
Unaudited pro forma basic and diluted net loss per share....  $     (0.35)    $      (0.39)
                                                              ===========     ============

Options to purchase 966,125 and 1,053,378 shares of common stock for the years ended December 31, 1998 and 1999, respectively, and 966,125 and 1,588,758 shares of common stock for the three months ended March 31, 1999 and 2000, respectively, have not been included in the computation of diluted net loss per share as their effects would have been antidilutive. Warrants to purchase 1,388,889 and 4,478,883 shares of common stock for the year ended December 31, 1999 and for the three months ended March 31, 2000, respectively, were excluded from the computation of diluted net loss per share as their effect would have been antidilutive.

9. INCOME TAXES

The significant components of the Company's deferred tax assets are as follows:

                                                              ----------------------------
                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                      1998            1999
                                                              ------------    ------------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 17,626,000    $ 30,864,000
  Research and development credit...........................       983,000       2,074,000
  Intangible assets.........................................     1,188,000       1,139,000
  Accrued expenses..........................................        22,000          36,000
                                                              ------------    ------------
                                                                19,819,000      34,113,000
Valuation allowance.........................................   (19,819,000)    (34,113,000)
                                                              ------------    ------------
Net deferred tax assets.....................................  $         --    $         --
                                                              ============    ============

                             THE MEDICINES COMPANY

The Company has increased its valuation allowance by $14,294,000 in 1999 to provide a full valuation allowance for deferred tax assets since the realization of these future benefits is not considered more likely than not. The amount of the deferred tax asset considered realizable is subject to change based on estimates of future taxable income during the carryforward period. If the Company achieves profitability, these deferred tax assets would be available to offset future income taxes. The future utilization of net operating losses and credits may be subject to limitation based upon changes in company ownership, under the rules of the Internal Revenue Code. The Company will assess the need for the valuation allowance at each balance sheet date based on all available evidence.

At December 31, 1999, the Company had federal net operating loss carryforwards available to reduce taxable income, and federal research and development tax credit carryforwards available to reduce future tax liabilities, which expire as follows:

                                                              ----------------------------------
                                                                                FEDERAL RESEARCH
                                                                 FEDERAL NET     AND DEVELOPMENT
YEAR OF                                                       OPERATING LOSS          TAX CREDIT
EXPIRATION                                                     CARRYFORWARDS       CARRYFORWARDS
----------                                                    --------------    ----------------
2011........................................................   $   930,000         $   22,000
2012........................................................    15,260,000            526,000
2018........................................................    27,876,000            425,000
2019........................................................    33,813,000          1,002,000
                                                               -----------         ----------
                                                               $77,879,000         $1,975,000
                                                               ===========         ==========

For state purposes, net operating loss carryforwards of approximately $73,086,000 expire in the years 2001 through 2004. State research and development tax credit carryforwards of approximately $99,000 expire in the year 2004.

10. LICENSE AGREEMENTS

Angiomax

In March 1997, the Company entered into an agreement with Biogen, Inc. for the license of the anticoagulant pharmaceutical, bivalirudin (now known as Angiomax). Under the terms of the agreement, the Company acquired exclusive worldwide rights to the technology, patents, trademarks, inventories and know-how related to Angiomax. In exchange for the license, the Company paid $2 million on the closing date and is obligated to pay up to an additional $8 million upon reaching certain Angiomax sales milestones. In addition, the Company shall pay royalties on future sales of Angiomax and on any sublicense royalties earned. The agreement also stipulates that the Company must use commercially reasonable efforts to meet certain milestones related to the development and commercialization of Angiomax, including expending at least $20 million for certain development and commercialization activities. During 1998, the Company met the $20 million obligation.

CTV-05

In August 1999, the Company entered into an agreement with GyneLogix, Inc. for the license of the biotherapeutic agent CTV-05, a strain of human Lactobacillus currently under clinical investigation for applications in the areas of urogenital and reproductive health. Under the terms of the agreement, the Company acquired exclusive worldwide rights to the patents and know-how related to CTV-05. In exchange for the license, the Company has paid $100,000 and is obligated to pay up to $500,000 upon reaching certain milestones and to fund certain operational costs of GyneLogix, Inc. subject to a monthly limit related to the development of CTV-05. In addition, the Company shall pay royalties on future sales of CTV-05 and on any sublicense royalties earned. The agreement also stipulates that the Company must use commercially reasonable efforts in pursuing the development, commercialization and marketing of CTV-05 to maintain the license. All amounts related to CTV-05 have been expensed as incurred in the accompanying financial statements.

IS-159

In July 1998, the Company entered into an agreement with Immunotech, SA, a wholly-owned subsidiary of Beckman Coulter, Inc. for the license of the pharmaceutical IS-159, a 5-hydroxytriptamine receptor agonist, for the treatment of acute migraine headache. Under the terms of the agreement, the Company acquired exclusive worldwide rights to the patents and know-how

                             THE MEDICINES COMPANY
related to IS-159. In exchange for the license, the Company paid $1 million on the closing date and is obligated to pay up to an additional $4.5 million upon reaching certain development and regulatory milestones. In addition, the Company shall pay royalties on future sales of IS-159 and on any sublicense royalties earned. The agreement also stipulates that the Company must use commercially reasonable efforts in pursuing the development, commercialization and marketing of IS-159 and meet certain development and regulatory milestones to maintain the license. All amounts related to IS-159 have been expensed as incurred in the accompanying financial statements.

11. STRATEGIC ALLIANCES

UCB

In December 1999, the Company entered into a commercial supply agreement with UCB-Bioproducts S.A. ("UCB") to develop and commercialize an improved process (the Chemilog process) for the manufacture of Angiomax bulk drug substance. Under the terms of the agreement, the Company is responsible for funding certain development and manufacturing activities performed by UCB. At December 31, 1999, the Company has obligations which could total up to $8,240,000 pursuant to the agreement for future development services of UCB. The agreement also specifies terms for future purchases of Angiomax bulk drug substance manufactured using the Chemilog process.

During 1999, the Company placed an order with UCB for the manufacture of Angiomax bulk drug substance under the existing manufacturing process and methods. Under the terms of this order, the Company is scheduled to receive material and make payments of approximately $13.0 million in fiscal 2000. Manufacture of approximately $6.5 million of this material was completed in March 2000.

Lonza

In September 1997, the Company entered into an agreement with Lonza AG ("Lonza") for the development of a new commercial manufacturing process for an advanced intermediate compound used in the manufacturing of Angiomax ("Angiomax intermediate"). At December 31, 1999, the services to be performed under the agreement were complete and the Company recorded a liability of $1,026,000 for remaining amounts due under the contract.

In November 1998, the Company entered into an additional agreement with Lonza for the engineering, procurement and installation of equipment for the initial manufacturing of the Angiomax intermediate using the new process. The agreement also contemplated the purchase of the Angiomax intermediate from Lonza at specified prices for an anticipated two-year period following initial production and stipulated the basic principles of a long-term commercial supply contract. In January 2000, the Company notified Lonza of its intention to terminate the agreement and in March 2000, the Company and Lonza reached termination arrangements. As a result of the termination, the Company retains certain ownership rights to intellectual property and is responsible for reimbursement of all costs incurred under the terms of the agreement through the date of notice. The estimated remaining obligation to Lonza of $1,572,000 is recorded as a liability at December 31, 1999.

PharmaBio

In August 1996, the Company entered into a strategic alliance with one of its stockholders, PharmaBio Development Inc. ("PharmaBio"), a wholly-owned subsidiary of Quintiles Transnational Corp. ("Quintiles"). Under the terms of the strategic alliance agreement, PharmaBio, or where appropriate, one or more of PharmaBio's affiliates, which are also direct or indirect subsidiaries of Quintiles (collectively, the "PharmaBio Affiliates") will, at no cost to the Company, review and evaluate jointly with the Company, development programs designed by the Company related to potential or actual product acquisitions. The purpose of this collaboration is to optimize the duration, cost, specifications and quality aspects of such programs. The alliance agreement provides that with respect to Angiomax, IS-159 and CTV-05, the PharmaBio Affiliates will be offered the opportunity to perform all services which fall within the customary scope of their business, including without limitation, clinical and non-clinical development services, project management, project implementation, pharmacoeconomic services, regulatory affairs, post marketing surveillance services, statistical, statistical programming, data processing and data management services. The PharmaBio Affiliates will not be required to provide services if such services cause a conflict of interest with other clients of the PharmaBio Affiliates or to the extent services are beyond the capacity of the PharmaBio Affiliates. In exchange for such services, the Company will pay the PharmaBio Affiliates their then standard rates for services rendered. In addition, if the PharmaBio Affiliates exceed certain performance milestones, the Company has agreed to pay

                             THE MEDICINES COMPANY
certain bonuses (not to exceed 10% of the net revenues that the PharmaBio Affiliates receive for such services) which, at the PharmaBio Affiliates' option, may be paid in shares of common stock of the Company. To date, of the 35 work orders agreed, performance milestones have been requested and agreed on one work order. No bonuses earned under that work order were paid in shares of common stock. No agreed performance milestones remain outstanding. There are no arrangements outstanding at December 31, 1999 for such bonuses. This agreement will terminate when the PharmaBio Affiliates complete services with respect to Angiomax, IS-159 and CTV-05. During 1997, 1998 and 1999, expenses incurred for such services were approximately $3.7 million, $1.7 million and $3.7 million, respectively, of which approximately $0.8 million and $1.2 million was recorded in accounts payable and accrued expenses at December 31, 1998 and 1999, respectively. At December 31, 1999, the Company had open orders with PharmaBio for such services that specify estimated aggregate future payments of approximately $3.1 million.

Innovex

In January 1997, the Company entered into a consulting agreement with Innovex, Inc. ("Innovex"), a subsidiary of Quintiles. Pursuant to the terms of the agreement, Innovex provides the Company with consulting services with respect to commercial clinical trials and pharmaceutical marketing and sales. The Company has agreed to pay Innovex its standard consulting rates for such services.

The Company has also entered into various Clinical Services Agreements with Innovex pursuant to which Innovex provides project management, clinical monitoring, site management, medical monitoring, regulatory affairs, data management and quality assurance services with respect to the development of Angiomax. Such fees and expenses will be paid in installments upon completion of identified project goals. These agreements can be terminated with 30 days written notice. Upon any such termination, the Company would be responsible to pay Innovex for all services performed under the terms of the respective agreement through the date of notice.

During 1997, 1998 and 1999, expenses incurred for services provided by Innovex were approximately $234,000, $943,000 and $616,000 respectively, of which approximately $102,000 and $280,000 were recorded in accounts payable and accrued expenses at December 31, 1998 and 1999, respectively.

12. RELATED PARTY TRANSACTIONS

In 1996, the Company entered into a letter agreement with MPM Capital L.P. ("MPM"), a stockholder of the Company, and in 1998, amended the terms. Pursuant to the terms of the amended letter agreement, MPM provided the Company with services in support of locating and acquiring the rights to Angiomax and IS-159. The Company recorded fees for these and other services totaling approximately $730,000, $769,000 and $445,000 in 1996, 1997 and 1998, respectively. Under the terms of the amended letter agreement, MPM shall also receive a fee of $125,000 upon the first sale of Angiomax in Europe or the United States and a fee of $50,000 if the Company enters into an agreement with certain specified companies.

Additionally, in 1998, the Company paid $52,000 to MPM for rental of office space and in June 1997, the Company paid $890,000 to MPM for services provided in connection with the preferred stock offering.

13. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities and certain office furniture and equipment under operating leases. The Company's main facilities lease expires in August 2003. Future annual minimum payments under all non-cancelable operating leases are $489,000, $379,000, $315,000 and $184,000 in 2000, 2001, 2002 and 2003,
respectively. Rent expense was approximately $142,000, $326,000 and $442,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

The Company has entered into various agreements with a number of companies to provide services related to clinical trials and other activities. Generally, these agreements are cancelable with 30 days notice. Assuming all of these agreements are carried out to completion, they would require aggregate future payments of approximately $15.7 million.

                             THE MEDICINES COMPANY

14. SUBSEQUENT EVENTS

On May 17, 2000, the Company issued 1,411,000 shares of Series IV Redeemable Convertible Preferred Stock for net proceeds of $6,095,520. In addition, on May 17, 2000, the convertible notes and accrued interest were converted into 4,535,366 shares of Series IV Redeemable Convertible Preferred Stock. The Series IV preferred stock carries terms and conditions similar to the Series I, II, III preferred stock. The Series IV preferred stock is convertible into common stock at a 1-for-1 conversion rate and automatically converts upon the closing of the sale of shares of common stock in an underwritten public offering. In addition, in conjunction with the sale of the Series IV preferred stock, the Company received commitments of continued financial support totaling $15,238,800 from substantially all of its existing investors. Such commitments terminate in the event of a financing or collaboration agreement or combination thereof of $15,238,800 or more.

In May 2000, the Board of Directors approved an amendment to the 1998 Stock Incentive Plan to increase the number of shares available under the Plan to 5,983,917. In addition, the Board of Directors also approved the 2000 Employee Stock Purchase Plan which provides for the issuance of up to 350,000 shares of common stock to participating employees and the 2000 Director Stock Option Plan which provides for the issuance of up to 250,000 shares of common stock to the Company's directors. Both the 2000 Employee Stock Purchase Plan and the 2000 Director Stock Option Plan are subject to stockholders' approval.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fees and the Nasdaq National Marketing listing fee.

                                                              ---------
                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
SEC registration fee                                           $19,800
NASD filing fee                                                  9,125
Nasdaq National Marketing listing fee                                *
Printing and engraving                                               *
Legal fees and expenses                                              *
Accounting fees and expenses                                         *
Blue sky fees and expenses (including legal fees)                    *
Transfer agent fees                                                  *
Miscellaneous                                                        *
                                                               -------
          Total                                                      *
                                                               =======

---------------
* To be amended.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Certificate of Incorporation (the "Charter") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

Section 145 of the DGCL empowers and corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, nay agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below in chronological order is a description of the Registrant's sales of unregistered securities since July 31, 1996. The sales made to investors were made in accordance with Section 4(2) or Regulation D of the Securities Act. Sales to all of our employees, directors and officers were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation provided under Rule 701.

In September 1996, we issued an aggregate of 4,675 units, each unit consisting of one share of series A preferred stock and 500 shares of common stock, for an aggregate price of $4,677,377 to Warburg Pincus, MPM, Hanseatic, Clive Meanwell, Ansbert Gadicke, a principal of MPM, T. Scott Johnson and PharmaBio.

In April 1997, we issued to each of Warburg Pincus, Hanseatic and PharmaBio convertible promissory notes in the aggregate original principal amount of $2,000,000. The principal amount and interest accrued on these notes were converted to into units in the transaction which closed in June 1997.

In June 1997, we issued an aggregate of 24,600 units, each unit consisting of one share of series A preferred stock and 285.714 shares of common stock, for an aggregate price of $24,607,029 to Warburg Pincus, Hanseatic, PharmaBio and Biotech Target. Each June 1997 unit consisted of o.

In December 1997, we issued an aggregate of 9,856 units, each unit consisting of one share of series A preferred stock and 285.714 shares of common stock, for an aggregate price of $9,748,786 to investors, including Warburg Pincus, Hanseatic, PharmaBio, Biotech Target, Clive Meanwell, Peyton Marshall and John Villiger.

In December 1997, we declared a stock dividend on all outstanding shares of series A preferred stock and issued an additional 1,175 shares of series A preferred stock. The dividend covered the period from June 1997 through December 31, 1997.

In August 1998, we declared a stock dividend on the series A preferred stock and issued an additional 1,175 shares of series A preferred stock. The dividend covered the period from June 1, 1998 through August 31, 1998.

In August 1998, the holders of our series A preferred stock exchanged the shares of series A preferred stock and common stock issued to them as part of the transaction which occurred in 1996 and 1997 and the shares of series A preferred stock issued to them in connection with the dividends declared in 1997 and 1998 for shares of series I convertible preferred stock and series II convertible preferred stock. In connection with the exchanges, we issued an aggregate of 2,506,000 shares of series I preferred stock and 10,565,714 shares of series II preferred stock.

In August 1998, we issued an aggregate of 8,399,593 shares of series III convertible preferred stock for an aggregate purchase price of $50,214,162, or $4.32 per share, to investors, including Warburg, Pincus, Hanseatic, Biotech Growth S.A., Clive Meanwell and Peyton Marshall.

In October 1999, we issued 8% convertible promissory notes in the aggregate original principal amount of $6,000,000 to existing investors. In connection with the issuance of these notes, we also issued common stock purchase warrants to purchase 1,388,889 shares of common stock at a price of $4.32 per share at any time prior to October 19, 2004.

In March 2000, we issued 8% convertible promissory notes in the aggregate original principal amount of $13,348,779 to existing investors. In connection with the issuance of these notes, we also issued common stock purchase warrants to purchase 3,089,994 shares of common stock at a price of $4.32 per share at any time prior to March 2, 2005.

In May 2000, the outstanding principal amount of the notes issued in October 1999 and March 2000 and the accrued interest thereon were converted into an aggregate of 4,535,366 shares of our series IV convertible preferred stock.

In May 2000, we issued an aggregate of 1,411,000 shares of series IV convertible preferred stock for an aggregate purchase price of $6,095,520 to Warburg, Pincus, Biotech Growth S.A., Morgan Stanley and Alta Partners.

As of May 17, 2000, we had issued 1,108,436 shares of common stock to employees. The shares were purchased for $0.001 per share. We have issued 78,163 shares of common stock upon the exercise of stock options at a weighted average exercise price of $0.88. In addition, options to purchase 2,417,591 shares of common stock were outstanding under our 1998 stock incentive plan.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

NUMBER                           DESCRIPTION
------                           -----------
 1.1*    Form of Underwriting Agreement
 3.1     Second Amended and Restated Certificate of Incorporation of
         the registrant
 3.2*    Certificate of Amendment to Second Amended and Restated
         Certificate of Incorporation of the registrant, to be filed prior to effectiveness of this registration statement
 3.3*    Form of Third Amended and Restated Certificate of
         Incorporation of the registrant, to be filed upon the
         closing of this offering
 3.4     By-laws of the registrant
 3.5     Amended and Restated By-laws of the registrant
 4.3*    Specimen certificate representing the Common Stock
 5.1*    Opinion of Hale and Dorr LLP
10.1     1998 Stock Incentive Plan
10.2     Form of 2000 Employee Stock Purchase Plan
10.3     Amended and Restated Registration Rights Agreement, dated as of August 12, 1998, as amended to date, by and among the
         registrant and the other parties set forth on the signature pages thereto
10.4     Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, as amended to date, by and among the
         registrant and the other parties set forth on the signature pages thereto
10.5+    Chemilog Development and Supply Agreement, dated as of
         December 20, 1999, by and between the registrant and UCB
         Bioproducts S.A.
10.6+    License Agreement, dated as of June 6, 1990, by and between
         Biogen, Inc. and Health Research, Inc., as assigned to the registrant
10.7+    License Agreement dated March 21, 1997, by and between the registrant and Biogen, Inc.
10.8+    Development and Commercialization Agreement, dated August
         16, 1999, by and between the registrant and GyneLogix, Inc.
10.9+    Consulting Agreement, dated December 1, 1998, by and between
         Innovex Inc. and the registrant
10.10+   Alliance Agreement, dated August 1996, by and between the
         registrant and PharmaBio Development Inc., as amended
10.11    Services Agreement dated April 1, 2000 by and between the
         registrant and Stack Pharmaceuticals, Inc.
10.12    Employment agreement dated September 5, 1996 by and between the registrant and Clive Meanwell
10.13    Employment agreement dated March 10, 1997 by and between the registrant and John Villiger
10.14    Employment agreement dated September 29, 1998 by and between the registrant and John Nystrom
10.15    Employment agreement dated October 27, 1997 by and between the registrant and Dermot Liddy
10.16    Employment agreement dated October 20, 1997 by and between the registrant and Peyton Marshall
10.17    Employment agreement dated March 30, 2000 by and between the registrant and David Stack
10.18    Lease for One Cambridge Center dated March 15, 1997 by and between Boston Properties, Inc. and the registrant, as
         amended
10.19    Form of Common Stock Purchase Warrant dated October 19, 1999
10.20    Form of Common Stock Purchase Warrant dated March 2, 2000
10.21    Form of 2000 Outside Director Stock Option Plan
21.1     Subsidiaries of the registrant
23.1     Consent of Ernst & Young LLP, Independent Auditors
23.2*    Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1     Powers of Attorney (see page II-5)
27.1     Financial Data Schedule
27.2     Financial Data Schedule

---------------
+ Confidential treatment to be requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

* To be filed by amendment

(b) Financial Statement Schedules.

None.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification to liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation of the Registrant, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cambridge, Commonwealth of Massachusetts, on this 18th day of May, 2000.

                                     THE MEDICINES COMPANY

                                     By: /s/ CLIVE A. MEANWELL
                                      ------------------------------------------
                                         Clive A. Meanwell
                                         Chief Executive Officer and President

                               POWER OF ATTORNEY

We, the undersigned directors and/or officers of The Medicines Company (the "Company"), hereby severally constitute and appoint Clive A. Meanwell, Chief Executive Officer, and Peyton S. Marshall, Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 18, 2000:

                      SIGNATURE                                                 TITLE(S)
                      ---------                                                 --------

/s/ CLIVE A. MEANWELL                                  Chief Executive Officer and President (Principal Executive
-----------------------------------------------------  Officer)
Clive A. Meanwell

/s/ PEYTON J. MARSHALL                                 Chief Financial Officer (Principal Financial and
-----------------------------------------------------  Accounting Officer)
Peyton J. Marshall

/s/ DENNIS B. GILLINGS                                 Director
-----------------------------------------------------
Dennis B. Gillings

/s/ ANDERS D. HOVE                                     Director
-----------------------------------------------------
Anders D. Hove

/s/ M. FAZLE HUSAIN                                    Director
-----------------------------------------------------
M. Fazle Husain

/s/ T. SCOTT JOHNSON                                   Director
-----------------------------------------------------
T. Scott Johnson

                      SIGNATURE                                                 TITLE(S)
                      ---------                                                 --------
/s/ ARMIN M. KESSLER                                   Director
-----------------------------------------------------
Armin M. Kessler

/s/ JAMES E. THOMAS                                    Director
-----------------------------------------------------
James E. Thomas

                                                       Director
-----------------------------------------------------
Robert Yedid

                                                       Director
-----------------------------------------------------
Leonard Bell

                                 EXHIBIT INDEX

NUMBER                           DESCRIPTION
------                           -----------
 1.1*    Form of Underwriting Agreement
 3.1     Second Amended and Restated Certificate of Incorporation of
         the registrant
 3.2*    Certificate of Amendment to Second Amended and Restated
         Certificate of Incorporation of the registrant, to be filed prior to effectiveness of this registration statement
 3.3*    Form of Third Amended and Restated Certificate of
         Incorporation of the registrant, to be filed upon the
         closing of this offering
 3.4     By-laws of the registrant
 3.5     Amended and Restated By-laws of the registrant
 4.3*    Specimen certificate representing the Common Stock
 5.1*    Opinion of Hale and Dorr LLP
10.1     1998 Stock Incentive Plan
10.2     Form of 2000 Employee Stock Purchase Plan
10.3     Amended and Restated Registration Rights Agreement, dated as of August 12, 1998, as amended to date, by and among the
         registrant and the other parties set forth on the signature pages thereto
10.4     Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, as amended to date, by and among the
         registrant and the other parties set forth on the signature pages thereto
10.5+    Chemilog Development and Supply Agreement, dated as of
         December 20, 1999, by and between the registrant and UCB
         Bioproducts S.A.
10.6+    License Agreement, dated as of June 6, 1990, by and between
         Biogen, Inc. and Health Research, Inc., as assigned to the registrant
10.7+    License Agreement dated March 21, 1997, by and between the registrant and Biogen, Inc.
10.8+    Development and Commercialization Agreement, dated August
         16, 1999, by and between the registrant and GyneLogix, Inc.
10.9+    Consulting Agreement, dated December 1, 1998, by and between
         Innovex Inc. and the registrant
10.10+   Alliance Agreement, dated August 1996, by and between the
         registrant and PharmaBio Development Inc., as amended
10.11    Services Agreement dated April 1, 2000 by and between the
         registrant and the Stack Pharmaceuticals
10.12    Employment agreement dated September 5, 1996 by and between the registrant and Clive Meanwell
10.13    Employment agreement dated March 10, 1997 by and between the registrant and John Villiger
10.14    Employment agreement dated September 29, 1998 by and between the registrant and John Nystrom
10.15    Employment agreement dated October 27, 1997 by and between the registrant and Dermot Liddy
10.16    Employment agreement dated October 20, 1997 by and between the registrant and Peyton Marshall
10.17    Employment agreement dated March 30, 2000 by and between the registrant and David Stack
10.18    Lease for One Cambridge Center dated March 15, 1997 by and between Boston Properties, Inc. and the registrant, as
         amended
10.19    Form of Common Stock Purchase Warrant dated October 19, 1999
10.20    Form of Common Stock Purchase Warrant dated March 2, 2000
10.21    Form of 2000 Outside Director Stock Option Plan
21.1     Subsidiaries of the registrant
23.1     Consent of Ernst & Young LLP, Independent Auditors
23.2*    Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1     Powers of Attorney (see page II-5)
27.1     Financial Data Schedule
27.2     Financial Data Schedule

---------------
+ Confidential treatment to be requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

* To be filed by amendment